Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

DEVON ENERGY CORPORATION,

CUBS MERGER SUB, INC.

AND

COTERRA ENERGY INC.

February 1, 2026

i

EXHIBITS

Exhibit A	Authorized Share Charter Amendment
Exhibit B	Corporate Governance Policy

ANNEXES

Annex I	Index of Defined Terms

Agreement and Plan of Merger

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into on February 1, 2026, by and among Devon Energy Corporation, a Delaware corporation (“Dodgers”), Cubs Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Dodgers (“Merger Sub”) and Coterra Energy Inc., a Delaware corporation (“Cubs”).

Recitals

WHEREAS, Dodgers, Merger Sub and Cubs intend to effect a merger (the “Merger”) of Merger Sub with and into Cubs in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Board of Directors of Cubs (the “Cubs Board”) has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Cubs and the holders of Cubs Common Stock (the “Cubs Stockholders”), (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) resolved to recommend that the Cubs Stockholders adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement (the recommendation referred to in this clause (iii), the “Cubs Recommendation”);

WHEREAS, the Board of Directors of Dodgers (the “Dodgers Board”) has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Dodgers and its stockholders (the “Dodgers Stockholders”), (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) resolved to recommend that the Dodgers Stockholders approve (A) the amendment of the certificate of incorporation of Dodgers (the “Dodgers Certificate of Incorporation”) to increase the amount of shares authorized for issuance as set forth on Exhibit A (the “Authorized Share Charter Amendment”), which amendment would be effective concurrently with the Effective Time and (B) the issuance of shares of Dodgers Common Stock in connection with the Merger (the “Stock Issuance”) (the recommendation referred to in this clause (iii), the “Dodgers Recommendation”);

WHEREAS, (i) the Board of Directors of Merger Sub has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (c) recommended that its sole stockholder adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) Dodgers, which is the sole stockholder of Merger Sub, has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, Dodgers, Merger Sub and Cubs desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements hereinafter set forth, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 Merger of Merger Sub into Cubs. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into Cubs, and the separate corporate existence of Merger Sub shall cease, and Cubs shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a direct, wholly-owned Subsidiary of Dodgers.

Section 1.2 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. At the Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of Cubs and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Cubs and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.3 Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place by the exchange of documents by “portable document format” (“.pdf”) or other electronic means at 9:00 a.m., Central Time, on a date to be mutually agreed upon by Dodgers and Cubs (the “Closing Date”), which date shall be no later than the third Business Day after the conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other time as Dodgers and Cubs shall mutually agree. Immediately following the Closing, Cubs and Dodgers shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective upon such filing and acceptance of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date and time as agreed by Dodgers and Cubs and as set forth in the Certificate of Merger (the “Effective Time”).

Section 1.4 Certificate of Incorporation and Bylaws of the Surviving Corporation; Certificate of Incorporation of Dodgers.

(a) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated pursuant to the Merger in its entirety so that it reads to be the same as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that (i) all references therein to Merger Sub shall be automatically amended to become references to the Surviving Corporation and (ii) the provisions naming the initial director(s) or incorporator(s) of Merger Sub shall be omitted and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein, subject to Section 5.7(b), and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of Cubs and Merger Sub, the bylaws of the Surviving Corporation shall be amended and restated in their entirety so that they read to be the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended to become references to the Surviving Corporation and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein, subject to Section 5.7(b), and as provided by applicable Law.

(c) Subject to the approval of the Authorized Share Charter Amendment by the holders of a majority of the outstanding shares of Dodgers Common Stock, Dodgers shall cause the Dodgers Certificate of Incorporation, as in effect immediately prior to the Effective Time, to be amended as set forth in Exhibit A, effective concurrently with the Effective Time.

Section 1.5 Directors and Officers of the Surviving Corporation.

(a) Subject to applicable Law, the parties shall take all actions necessary such that the persons who are the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and such initial directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b) The parties shall take all action necessary such that the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, and such initial officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.6 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Dodgers, Merger Sub, Cubs or any holder of capital stock thereof:

(i) each share of common stock, $0.10 par value, of Cubs (the “Cubs Common Stock”) held immediately prior to the Effective Time by Dodgers, Merger Sub or any of Dodgers’ other Subsidiaries (together with Merger Sub, the “Dodgers Subsidiaries”), or by Cubs or any of Cubs’ Subsidiaries (the “Cubs Subsidiaries”) (collectively, the “Excluded Shares”) shall remain outstanding and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.6(b) and Section 1.6(c), each share of Cubs Common Stock issued and outstanding (other than Excluded Shares) immediately prior to the Effective Time shall be converted into the right to receive from Dodgers 0.70 fully paid and nonassessable shares of common stock, $0.10 par value, of Dodgers (the “Dodgers Common Stock”).

The number of shares of Dodgers Common Stock into which each share of Cubs Common Stock shall be converted, as specified in Section 1.6(a)(ii) (as such number may be adjusted in accordance with Section 1.6(b)) is referred to as the “Exchange Ratio.” The aggregate number of shares of Dodgers Common Stock issuable pursuant to Section 1.6(a)(ii), together with any cash amount to be paid in lieu of fractional shares in accordance with Section 1.6(c), is referred to as the “Merger Consideration.”

(b) Without limiting the parties’ respective obligations under Section 4.1 and Section 4.2, including Section 4.1(b)(i) and Section 4.2(b)(i), if, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Cubs Common Stock or Dodgers Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, then the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Exchange Ratio or any such other amounts payable pursuant to this Agreement.

(c) No fractional shares of Dodgers Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a holder of Dodgers Common Stock. Any holder of Cubs Common Stock who would otherwise be entitled to receive a fraction of a share of Dodgers Common Stock pursuant to the Merger (after taking into account all shares of Cubs Common Stock held immediately prior to the Effective Time by such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Cubs Stock Certificate(s) or Book-Entry Common Shares, be paid in cash the dollar amount specified by Section 1.9(e).

(d) At the Effective Time, by virtue of the Merger and without any action on the part of Dodgers, Merger Sub, Cubs or any holder of capital stock thereof, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and, other than the Excluded Shares, shall constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

Section 1.7 Cubs Equity Awards.

(a) Cubs RSUs. At the Effective Time, by virtue of the occurrence of the Closing and without any action by Cubs, Merger Sub, Dodgers, or the holder thereof, each restricted stock unit granted pursuant to a Cubs Stock Plan and subject to solely time-based vesting conditions (each a “Cubs RSU”):

(i) that is outstanding and vested as of immediately prior to the Effective Time (other than any vested deferred Cubs RSUs held by a Cubs non-employee director who will commence service on the Dodger Board at the Effective Time) or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Merger (each a “Vested Cubs RSU”) shall be converted into a number of shares (rounded to the nearest number of whole shares) of Dodgers Common Stock equal to the product obtained by multiplying (A) the number of shares of Cubs Common Stock subject to the Vested Cubs RSU immediately prior to the Effective Time by (B) the Exchange Ratio, plus an additional amount in cash equal to any accrued but unpaid cash-based dividend equivalents, with the applicable withholding Taxes satisfied by way of a net settlement; and

(ii) that is outstanding immediately prior to the Effective Time and is not a Vested Cubs RSU shall be assumed by Dodgers and converted into a number of restricted stock units with respect to shares (rounded to the nearest number of whole shares) of Dodgers Common Stock (each a “Converted RSU”) equal to the product obtained by multiplying (A) the number of shares of Cubs Common Stock subject to the Cubs RSU immediately prior to the Effective Time by (B) the Exchange Ratio. Immediately following the Effective Time, each Converted RSU shall continue to be governed by the same terms and conditions as were applicable to the corresponding Cubs RSU immediately prior to the Effective Time (including form of settlement, time-based vesting conditions, forfeiture and dividend equivalent rights).

(b) Cubs PSUs. At the Effective Time, by virtue of the occurrence of the Closing and without any action by Cubs, Merger Sub, Dodgers, or the holder thereof, each restricted stock unit granted pursuant to a Cubs Stock Plan and subject to performance-based vesting conditions (each a “Cubs PSU”):

(i) that is outstanding and vested as of immediately prior to the Effective Time or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Merger (each a “Vested Cubs PSU”) shall be converted into a number of shares (rounded to the nearest number of whole shares) of Dodgers Common Stock equal to the product obtained by multiplying (A) the number of shares of Cubs Common Stock subject to the Vested Cubs PSU immediately prior to the Effective Time (with performance levels deemed achieved at the greater of (x) 100% of the target level of all performance measures and (y) the actual level of performance achieved prior to the Effective Time as determined by the Cubs Board (or an appropriate committee thereof) in consultation with Dodgers) by (B) the Exchange Ratio, plus an additional amount in cash equal to any accrued but unpaid cash-based dividend equivalents, with the applicable withholding Taxes satisfied by way of a net settlement; provided that, any Vested Cubs PSUs earned over target levels of performance shall not be converted into shares of Dodgers Common Stock and shall instead be paid solely in cash based on the closing price per share of Cubs Common Stock on the Business Day immediately prior to the Closing as quoted on NYSE (the “Cubs Stock Price”); and

(ii) that is outstanding immediately prior to the Effective Time and is not a Vested Cubs PSU shall be assumed by Dodgers and converted into a number of restricted stock units with respect to shares (rounded to the nearest number of whole shares) of Dodgers Common Stock (each a “Converted PSU”) equal to the product obtained by multiplying (A) the number of shares of Cubs Common Stock subject to the Cubs PSU immediately prior to the Effective Time (with performance levels deemed achieved at the greater of (x) 100% of the target level of all performance measures and (y) the actual level of performance achieved prior to the Effective Time as determined by the Cubs Board (or an appropriate committee thereof) in consultation with Dodgers) by (B) the Exchange Ratio. Immediately following the Effective Time, each Converted PSU shall continue to be governed by the same terms and conditions as were applicable to the corresponding Cubs PSU immediately prior to the Effective Time (including time-based vesting conditions, accelerated vesting rights, forfeiture, and dividend equivalent rights, but excluding any performance-based vesting conditions and cash settlement features).

(c) Cubs Options. At the Effective Time, by virtue of the occurrence of the Closing and without any action by Cubs, Merger Sub, Dodgers, or the holder thereof, each option to purchase shares of Cubs Common Stock granted pursuant to a Cubs Stock Plan (each a “Cubs Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time (i) shall be deemed to be fully vested, (ii) shall be converted into the right of the holder to receive from Dodgers or its applicable Affiliate an amount, in cash, without interest, equal to the product of (A) the total number of shares of Cubs Common Stock subject to such Cubs Option after giving effect to clause (i) of this Section 1.7(c) and (B) the excess, if any, of the Cubs Stock Price over the exercise price per share of Cubs Common Stock of such Cubs Option (the “Option Cash Payment”) and (iii) from and after the Effective Time, shall no longer be outstanding and shall automatically be canceled and cease to exist, and each applicable holder of such Cubs Options shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment in accordance with this Section 1.7(c). For the avoidance of doubt, in the event that the per share exercise price of any Cubs Option is equal to or greater than the Cubs Stock Price, such Cubs Option shall be canceled as of the Effective Time without payment therefor and shall have no further force or effect and the applicable holder shall cease to have any rights with respect thereto, and Cubs shall take all such action necessary to effect such treatment.

(d) Section 409A. To the extent that any award or amount described in this Section 1.7 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award or amount shall be made in accordance with this Agreement and the applicable terms thereof or, if later, at the earliest time permitted under the terms thereof that will not result in the application of a tax or penalty under Section 409A of the Code.

(e) Required Actions. Prior to the Effective Time, the Cubs Board (or, if appropriate, any committee thereof administering any Cubs Benefit Plan) shall take all such actions as necessary to approve and effectuate the foregoing provisions of this Section 1.7, including making any determinations or adopting resolutions as may be necessary. Dodgers shall take such actions as are necessary for the conversion of the Cubs RSUs, Cubs PSUs and Cubs Options pursuant to this Section 1.7, including reservation, issuance and listing of shares of Dodgers Common Stock as are necessary to effectuate the transactions contemplated by this Section 1.7. Dodgers shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the

Securities Act, with respect to the shares of Dodgers Common Stock subject to the Converted RSUs and Converted PSUs and, where applicable, shall use its reasonable best efforts to have such registration statement declared effective as of the Effective Time and to maintain the effectiveness of such registration statement covering the Converted RSUs and Converted PSUs (and to maintain the current status of the prospectus contained therein) for so long as the Converted RSUs and Converted PSUs remain outstanding.

Section 1.8 Closing of Cubs’ Transfer Books.

(a) At the Effective Time: (i) all shares of Cubs Common Stock outstanding immediately prior to the Effective Time, other than Excluded Shares, shall automatically be canceled and shall cease to exist, and (A) each certificate (an “Cubs Stock Certificate”) formerly representing any share of Cubs Common Stock (other than an Excluded Share) and (B) each Book-Entry Common Share formerly representing any share of Cubs Common Stock (other than an Excluded Share) shall represent only the right to receive shares of Dodgers Common Stock (and cash in lieu of any fractional share of Dodgers Common Stock) as contemplated by Section 1.6 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.9(c), and all holders of Cubs Stock Certificates or Book-Entry Common Shares shall cease to have any rights as stockholders of Cubs; and (ii) the stock transfer books of Cubs shall be closed with respect to all shares of Cubs Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Cubs Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Cubs Stock Certificate is presented to the Exchange Agent or to the Surviving Corporation or Dodgers, such Cubs Stock Certificate shall be canceled and shall be exchanged as provided in this Article I.

Section 1.9 Exchange Fund; Exchange of Certificates.

(a) Prior to the Closing Date, Dodgers and Cubs shall mutually select a bank or trust company, which may be the transfer agent for the Dodgers Common Stock, to act as exchange agent in the Merger (the “Exchange Agent”), and, not later than the Effective Time, Dodgers shall enter into an agreement with the Exchange Agent reasonably acceptable to Cubs, which will provide that, at or prior to the Effective Time, Dodgers shall deposit with the Exchange Agent all of the shares of Dodgers Common Stock to pay the aggregate Merger Consideration pursuant to Section 1.6(a)(ii) and Section 1.9(f). The shares of Dodgers Common Stock so deposited with the Exchange Agent, together with (i) any dividends or distributions received by the Exchange Agent with respect to such shares and (ii) proceeds received from the sale of the Dodgers Excess Shares pursuant to Section 1.9(f), are referred to collectively as the “Exchange Fund.”

(b) As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Dodgers shall cause the Exchange Agent to mail to the record holders of Cubs Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Dodgers and Cubs may reasonably specify prior to the Effective Time (including a provision confirming that delivery of Cubs Stock Certificates shall be effected, and risk of loss and title to Cubs Stock Certificates shall pass, only upon delivery of such Cubs Stock Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Cubs Stock Certificates in exchange for Dodgers Common Stock, as provided in Section 1.6, and any cash in lieu of a fractional share which the shares of Cubs Common Stock represented by such

Cubs Stock Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid pursuant to Section 1.9(c). Upon surrender of a Cubs Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Dodgers, (A) the holder of such Cubs Stock Certificate shall be entitled to receive in book-entry form the number of whole shares of Dodgers Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional share of Dodgers Common Stock) as well as any dividends or distributions to be paid pursuant to Section 1.9(c), and (B) the Cubs Stock Certificate so surrendered shall be immediately canceled.

(c) No dividends or other distributions declared with respect to the Dodgers Common Stock shall be paid to the holder of any unsurrendered Cubs Stock Certificate until the holder thereof shall surrender such Cubs Stock Certificate in accordance with this Article I. After the surrender of a Cubs Stock Certificate in accordance with this Article I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Dodgers Common Stock which the shares of Cubs Common Stock represented by such Cubs Stock Certificate have been converted into the right to receive.

(d) Until surrendered as contemplated by this Section 1.9, each Cubs Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Dodgers Common Stock (and cash in lieu of any fractional share of Dodgers Common Stock) as contemplated by this Article I and any distribution or dividend with respect to Dodgers Common Stock the record date for which is after the Effective Time.

(e) In the event of a transfer of ownership of shares of Cubs Common Stock that is not registered in the transfer records of Cubs, shares in book-entry form representing the proper number of shares of Dodgers Common Stock may be issued to a Person other than the Person in whose name such Cubs Stock Certificate so surrendered is registered if such Cubs Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of Dodgers Common Stock to a Person other than the registered holder of such Cubs Stock Certificate or establish to the satisfaction of Dodgers that such Taxes have been paid or are not applicable. If any Cubs Stock Certificate shall have been lost, stolen or destroyed, Dodgers may, in its discretion and as a condition precedent to the issuance of any shares in book-entry form representing Dodgers Common Stock require the owner of such lost, stolen or destroyed Cubs Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Dodgers may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Dodgers or the Surviving Corporation with respect to such Cubs Stock Certificate.

(f)

(i) As promptly as practicable following the Effective Time, the Exchange Agent shall (A) determine the number of whole shares of Dodgers Common Stock and the number of fractional shares of Dodgers Common Stock that each holder of Cubs Common Stock is entitled to receive in connection with the consummation of the Merger and (B) aggregate all such fractional shares of Dodgers Common Stock that would, except as provided in Section 1.6(c), be issued to the holders of Cubs Common Stock, rounding up to the nearest whole number (the “Dodgers Excess Shares”), and the Exchange Agent shall, on behalf of former stockholders of Cubs, sell the Dodgers Excess Shares at then-prevailing prices on the New York Stock Exchange (the “NYSE”), all in the manner provided in Section 1.9(f)(ii).

(ii) The sale of the Dodgers Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Dodgers Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the former holders of Cubs Common Stock, the Exchange Agent shall hold such proceeds in trust for such holders (the “Cubs Common Stock Trust”). Dodgers shall pay all commissions and other out-of-pocket transaction costs (other than any transfer or similar Taxes imposed on a holder of Cubs Common Stock), including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Dodgers Excess Shares. The Exchange Agent shall determine the portion of the Cubs Common Stock Trust to which each former holder of Cubs Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Cubs Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Cubs Common Stock is entitled (after taking into account all shares of Cubs Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Cubs Common Stock are entitled.

(iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to former holders of Cubs Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders, subject to and in accordance with the terms of this Section 1.9.

(g) Any portion of the Exchange Fund that remains undistributed to stockholders of Cubs as of the date six (6) months after the Effective Time shall be delivered to Dodgers upon demand, and any holders of Cubs Stock Certificates who have not theretofore surrendered their Cubs Stock Certificates to the Exchange Agent in accordance with this Section 1.9 and any holders of Book-Entry Common Shares who have not theretofore cashed any check payable to them in accordance with Section 1.10 shall thereafter look only to Dodgers for satisfaction of their claims for Dodgers Common Stock, cash in lieu of fractional shares of Dodgers Common Stock and any dividends or distributions with respect to Dodgers Common Stock subject to applicable abandoned property law, escheat laws or similar Laws.

(h) Each of the Exchange Agent, Dodgers and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax Law or under any other applicable Law; provided that the parties hereto agree that the consideration payable or deliverable pursuant to this Agreement shall not be subject to withholding under Section 1445 of the Code or the Treasury Regulations promulgated thereunder. To the extent that amounts are so deducted or withheld, and timely remitted to the appropriate Governmental Entity, such amounts shall be treated as having been paid to the Person for which such deduction or withholding was made.

(i) Neither Dodgers nor the Surviving Corporation shall be liable to any holder or former holder of Cubs Common Stock or to any other Person with respect to any share of Cubs Common Stock (or any dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Cubs Stock Certificate shall not have been surrendered immediately prior to such date on which any such shares of Dodgers Common Stock or any dividends or other distributions payable to the holder thereof would otherwise escheat to or become the property of any Governmental Entity, any shares of Dodgers Common Stock issuable upon the surrender of, or any dividends or other distributions in respect of, such Cubs Stock Certificate shall, to the extent permitted by applicable Law, become the property of Dodgers, free and clear of all claims or interest of any Person previously entitled thereto.

(j) No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares, or any unpaid dividends or distributions payable to holders of Cubs Common Stock.

Section 1.10 Book-Entry Common Shares.

(a) Subject to applicable provisions of Section 1.9, with respect to Book-Entry Common Shares held through DTC, Dodgers and Cubs shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of shares of Cubs Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration (including cash to be paid in lieu of any fractional shares of Dodgers Common Stock in accordance with Section 1.6(c), if any) and any other dividends or distributions that DTC has the right to receive pursuant to this Article I and cancel such Book-Entry Common Shares.

(b) Subject to applicable provisions of Section 1.9, Dodgers, without any action on the part of any holder, will cause the Exchange Agent to (i) issue, as of the Effective Time, to each holder of Book-Entry Common Shares not held through DTC that number of book-entry whole shares of Dodgers Common Stock that the holder is entitled to receive pursuant to this Article I and cancel such Book-Entry Common Shares and (ii) mail to each holder of Book-Entry Common Shares (other than Excluded Shares) a check in the amount of any cash payable in respect of the holder’s Book-Entry Common Shares pursuant to Section 1.6(c) and any other dividends or distributions such holder has the right to receive pursuant to this Article I. Dodgers will also cause the Exchange Agent to mail to each such holder materials (in a form to be reasonably agreed by Dodgers and Cubs prior to the Effective Time) advising the holder of the effectiveness of the Merger and the conversion of the holder’s Book-Entry Common Shares pursuant to the Merger.

Section 1.11 No Dissenters’ Rights. In accordance with the DGCL, no dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 1.12 Further Action. If, at any time after the Effective Time, any further action is determined by Dodgers to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and Cubs, the officers and directors of the Surviving Corporation and Dodgers shall be fully authorized (in the name of Merger Sub, in the name of Cubs and otherwise) to take such action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF CUBS

Except as disclosed in (a) the Cubs SEC Documents furnished to or filed with the SEC and available on EDGAR prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by Cubs to Dodgers and Merger Sub prior to the execution and delivery of this Agreement (the “Cubs Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Cubs represents and warrants to Dodgers and Merger Sub as follows:

Section 2.1 Due Organization; Subsidiaries.

(a) Cubs is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Cubs has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. Cubs is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. Cubs has delivered or made available to Dodgers accurate and complete copies of the certificate of incorporation and bylaws, including any amendments thereto, of Cubs. Cubs is not in material violation of the Cubs Organizational Documents.

(b) Each of the Cubs Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. Each of the Cubs Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. Each of the Cubs Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. Cubs has delivered or made available to Dodgers accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of each Cubs Subsidiary that constitutes a “significant subsidiary” of Cubs as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof (together with the organizational documents of Cubs, the “Cubs Organizational Documents”).

(c) Section 2.1(c) of the Cubs Disclosure Letter sets forth Cubs’ and any of Cubs Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of Cubs. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of Cubs, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Cubs Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by Cubs, by one or more Subsidiaries of Cubs or by Cubs and one or more of the Cubs Subsidiaries, in each case free and clear of all Encumbrances.

Section 2.2 Authority; Binding Nature of Agreement.

(a) Cubs has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the receipt of Cubs Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by Cubs and the consummation by Cubs of the Merger and of the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Cubs (other than, with respect to the Merger, the receipt of Cubs Stockholder Approval).

(b) The Cubs Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Cubs and the Cubs Stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) resolved to make the Cubs Recommendation. Except in connection with a Cubs Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Cubs Board have not been rescinded, modified or withdrawn in any way.

(c) This Agreement has been duly executed and delivered by Cubs and, assuming the due execution and delivery of this Agreement by Dodgers and Merger Sub, constitutes the legal, valid and binding obligation of Cubs, enforceable against Cubs in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies (collectively (i) and (ii), “Enforceability Exceptions”).

Section 2.3 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Cubs Common Stock, voting at a meeting at which a majority of the outstanding shares of Cubs Common Stock are present and voting (the “Cubs Stockholder Approval”) is the only vote of the holders of any class or series of Cubs’ capital stock necessary to adopt this Agreement and otherwise approve and consummate the Merger and the other transactions contemplated by this Agreement as set forth herein.

Section 2.4 Capitalization.

(a) The authorized capital stock of Cubs consists of 1,800,000,000 shares of Cubs Common Stock and 5,000,000 shares of preferred stock, $0.10 par value (the “Cubs Preferred Stock”). As of January 27, 2026, (i) 758,644,058 shares of Cubs Common Stock are issued and outstanding, (ii) 1,244,479 shares of Cubs Common Stock are held in Cubs’ treasury or by any of the Cubs Subsidiaries, (iii) 24,128,552 shares of Cubs Common Stock are issuable pursuant to the Cubs Stock Plans, of which, 96,769 shares are subject to Cubs Options, 6,889,217 shares are issuable in respect of Cubs RSUs, 1,678,813 shares are issuable in respect of Cubs PSUs, assuming maximum level of performance, and 15,463,753 shares are reserved for the grant of additional awards under Cubs Stock Plans, and (iv) no shares of Cubs Preferred Stock are issued, reserved for issuance or outstanding. All of the outstanding shares of capital stock of Cubs have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Cubs Common Stock which may be issued pursuant to the exercise or vesting of Cubs Options, Cubs RSUs and Cubs PSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iii) of this Section 2.4(a), there are not any phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Cubs and there are no outstanding stock appreciation rights with respect to the capital stock of Cubs. Other than Cubs Common Stock and Cubs Preferred Stock, there are no other authorized classes of capital stock of Cubs.

(b) Except for the Cubs Organizational Documents, there are no voting trusts or other agreements or understandings to which Cubs, any of the Cubs Subsidiaries or, to the Knowledge of Cubs, any of their respective executive officers or directors is a party with respect to the voting of Cubs Common Stock or the capital stock or other equity interests of any of the Cubs Subsidiaries.

(c) Other than the Cubs RSUs, Cubs PSUs, Cubs Options and 8 1/8% Series A Cumulative Perpetual Convertible Preferred Stock, par value, $0.01 per share, of Coterra Energy Operating Co. (f/k/a Cimerax Energy Co.) (the “Sub Preferred Stock”), there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Cubs or any of the Cubs Subsidiaries is a party obligating Cubs or any of the Cubs Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Cubs or any of the Cubs Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Cubs Subsidiaries. At the Effective Time, other than the Sub Preferred Stock, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Cubs or any of the Cubs Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Cubs or any of the Cubs Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.

(d) Section 2.4(d) of the Cubs Disclosure Letter (i) lists each of the Cubs Subsidiaries and their respective jurisdictions of organization and (ii) designates which of the Cubs Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. All of the outstanding shares of capital stock or other ownership interests of the Cubs Subsidiaries that are direct or indirect wholly-owned Subsidiaries of Cubs (A) have been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Cubs Organizational Documents) and nonassessable (if such entity is a corporate entity) and (B) are owned by Cubs, by one or more of the Cubs Subsidiaries or by Cubs and one or more of the Cubs Subsidiaries, in each case free and clear of all Encumbrances.

(e) There are no outstanding bonds, debentures, notes or other Indebtedness of Cubs or any of the Cubs Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Cubs or any of the Cubs Subsidiaries may vote.

Section 2.5 Governmental Filings; No Violations.

(a) Other than the filings, notices, waiting periods or approvals required by (i) Section 1.3, (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (iii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and (iv) the NYSE rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Cubs or any of the Cubs Subsidiaries in connection with the execution and delivery of this Agreement, the performance by Cubs of its obligations under this Agreement and the consummation by Cubs of the Merger and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

(b) The execution and delivery of this Agreement by Cubs does not, and the consummation of the Merger and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Cubs Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 2.5(a) and obtaining the Cubs Stockholder Approval, violate or conflict with any Laws or any Order applicable to Cubs or any of the Cubs Subsidiaries or any of their respective assets or properties, (iii) subject to obtaining the third-party consents and approvals set forth in Section 2.5(b) of the Cubs Disclosure Letter and the termination of the Cubs Credit Agreements, in each case, prior to or at the Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of Cubs or any of the Cubs Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Cubs or any of the Cubs Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Encumbrance upon any of the properties or assets of Cubs or any of the Cubs Subsidiaries except, in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

Section 2.6 SEC Filings; Financial Statements.

(a) All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement, required to have been filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) by Cubs or any of the Cubs Subsidiaries since January 1, 2024 (the “Cubs SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Cubs SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Exchange Act (as the case may be), and the requirements of Sarbanes-Oxley Act of 2002 (“SOX”) and (ii) none of the Cubs SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements (including related notes, if any) contained in the Cubs SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Cubs and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Cubs and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Cubs Balance Sheet” means that consolidated balance sheet (and notes thereto) of Cubs and its consolidated Subsidiaries as of September 30, 2025 (the “Cubs Balance Sheet Date”) set forth in Cubs’ Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025.

(c) Cubs maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Cubs’ disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Cubs is recorded and reported on a timely basis to the individuals responsible for the preparation of Cubs’ filings with the SEC and other public disclosure documents. Cubs maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Cubs’ internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Cubs, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Cubs are being made only in accordance with authorizations of management and directors of Cubs and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Cubs’ assets that could have a material effect on its financial statements. Cubs has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Cubs’ auditors and the audit committee of the Cubs Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Cubs’ ability to record, process, summarize and report financial information and has identified for Cubs’ auditors and the audit committee of the Cubs Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Cubs’ internal control over financial reporting. Since January 1, 2024, any material change in internal control over financial reporting required to be disclosed in any Cubs SEC Document has been so disclosed.

(d) Since the Cubs Balance Sheet Date, neither Cubs nor any of the Cubs Subsidiaries nor, to the Knowledge of Cubs, any director, officer, employee, auditor, accountant or representative of Cubs or any of the Cubs Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Cubs or any of the Cubs Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Cubs or any of the Cubs Subsidiaries has engaged in questionable accounting or auditing practices.

(e) All existing Derivative Products of Cubs or any of the Cubs Subsidiaries were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Cubs and the Cubs Subsidiaries (collectively, the “Cubs Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 2.6(e) of the Cubs Disclosure Letter identifies any such counterparty as to which, to the Knowledge of Cubs, Cubs or any of the Cubs Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. Cubs and each of the Cubs Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of Cubs, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Since December 31, 2023, there have been no material violations of the Cubs Risk Policies.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Cubs SEC Documents. To the Knowledge of Cubs, none of the Cubs SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

Section 2.7 Absence of Changes. Since the Cubs Balance Sheet Date, (a) as of the date of this Agreement, Cubs and the Cubs Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

Section 2.8 Absence of Undisclosed Liabilities. Since the Cubs Balance Sheet Date, neither Cubs nor any of the Cubs Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in Cubs’ consolidated balance sheets (or the notes thereto) included in the Cubs SEC Documents, (b) liabilities that have been incurred by Cubs or any of the Cubs Subsidiaries since the Cubs Balance Sheet Date in the ordinary course of business, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. Neither Cubs nor any of the Cubs Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Cubs and any of the Cubs Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Cubs or any of the Cubs Subsidiaries, in Cubs’ consolidated financial statements or the Cubs SEC Documents.

Section 2.9 Compliance with Laws; Regulation.

(a) Each of Cubs and the Cubs Subsidiaries, since December 31, 2022, have been conducting the businesses and operations of Cubs and the Cubs Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Tax Laws, which is covered solely by Section 2.11, (ii) Environmental Laws, which is covered solely by Section 2.14, (iii) all Laws directed to data privacy and security, which is covered solely by Section 2.18 and (iv) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section 2.26), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. Since December 31, 2022, neither Cubs nor any of the Cubs Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

(b) Each of Cubs and the Cubs Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section 2.14) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted, as applicable (collectively, the “Cubs Permits”), and all Cubs Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Cubs of any of the Cubs Permits is pending or, to the Knowledge of Cubs, threatened, except where the failure to have possession, the failure to be in full force and effect, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Cubs Permits would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. Cubs and the Cubs Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Cubs Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

(c) (i) Each of Cubs and the Cubs Subsidiaries and, to the Knowledge of Cubs, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) Cubs is in compliance in all material respects with the listing and corporate governance rules and regulations of the NYSE, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.

Section 2.10 Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as exhibits to any Cubs SEC Documents filed after January 1, 2025, pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) that would require a filing pursuant to Item 601(b)(10) of Regulation S-K since the date such Contract or amendment was filed. To the extent any such Contracts were filed in redacted form (including any omission of exhibits, schedules or other attachments), Cubs has made available to Dodgers correct and complete copies thereof (including all material amendments, modifications, extensions or renewals with respect thereto and all exhibits, schedules and other attachments).

(b) Other than the Contracts set forth in clause (a) above, Section 2.10(b) of the Cubs Disclosure Letter sets forth a correct and complete list, and Cubs has made available to Dodgers correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts (other than any Cubs Benefit Plans) to which Cubs or any of the Cubs Subsidiaries is a party or bound as of the date hereof:

(i) any Contract which is between Cubs or any of the Cubs Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent (5%) or more of the shares of Cubs’ capital stock (or any Affiliates of any such Person), on the other hand, involving aggregate annual payments in excess of $120,000, other than compensation arrangements with the directors on the Cubs Board in their capacity as such;

(ii) each Contract or Cubs Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the Surviving Corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets;

(iii) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that (A) materially restricts the ability of Cubs or any of the Cubs Subsidiaries to (x) compete in any material line of business or material geographic area or with any Person during any period of time after the Effective Time or (y) make, sell or distribute any material products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties or (B) could require the disposition of any material assets or line of business of Cubs or any of the Cubs Subsidiaries;

(iv) each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $50,000,000 or (B) other Indebtedness (other than obligations under a Derivative Product or any guarantee or other credit support thereof) of Cubs or any of the Cubs Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $50,000,000, other than, in each case, agreements solely between or among Cubs and the Cubs Subsidiaries;

(v) any Labor Agreement;

(vi) any Contract relating to any pending acquisition or divestiture pursuant to which the aggregate consideration (whether in cash or otherwise) is equal to or greater than $150,000,000; or

(vii) any Contract of the type set forth on Section 2.10(b)(vii) of the Cubs Disclosure Letter.

(c) The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.1 hereof, are referred to herein as “Cubs Material Contracts.”

(d) Each Cubs Material Contract is valid and binding on Cubs or the Cubs Subsidiary party thereto, as the case may be, and, to the Knowledge of Cubs, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect, in each case subject to Enforceability Exceptions.

(e) Neither Cubs nor any of the Cubs Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Cubs, no other party to any Cubs Material Contract is in breach of, or default under the terms of, any Cubs Material Contract, nor is any event of default (or similar term) continuing under any Cubs Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

Section 2.11 Tax Matters.

(a) Except as would not have, individually or in the aggregate, a Cubs Material Adverse Effect:

(i) all Tax Returns required to be filed by Cubs or any of the Cubs Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete in all respects;

(ii) Cubs and each of the Cubs Subsidiaries has timely paid all Taxes required to be paid by it (whether or not reflected on any Tax Return) or adequate reserves in respect thereof have been established on the financial statements of Cubs in accordance with GAAP;

(iii) no deficiency for Taxes has been proposed, assessed or asserted in writing against Cubs or any of the Cubs Subsidiaries (except those that are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP);

(iv) none of the Cubs Subsidiaries have any material liability for the Taxes of any Person as a transferee or successor, or by Contract (other than (x) any commercially reasonable agreements providing for the reallocation or payment of real property Taxes attributable to real property leased or occupied by Cubs or any of the Cubs Subsidiaries, (y) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold by Cubs or any of the Cubs Subsidiaries in the ordinary course of business and (z) commercially reasonable credit or other commercial agreements, the primary purposes of which do not relate to Taxes, that contain customary indemnifications for Taxes);

(v) no Taxes of Cubs or any of the Cubs Subsidiaries are being contested and there are no audits, claims, assessments, levies or administrative or judicial proceedings pending or proposed in writing, against Cubs or any of the Cubs Subsidiaries in respect of Taxes;

(vi) neither Cubs nor any of the Cubs Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); and

(vii) there are no Encumbrances for Taxes on any of the assets of Cubs or any of the Cubs Subsidiaries other than Permitted Encumbrances.

(b) Neither Cubs nor any of the Cubs Subsidiaries has been a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (i) within the past two (2) years or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(c) Neither Cubs nor any of the Cubs Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (as in effect at the relevant time) (or any comparable Laws of any state, local or foreign jurisdiction).

(d) Neither Cubs nor any of the Cubs Subsidiaries is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Taxing Authority.

(e) Neither Cubs nor any of the Cubs Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 2.12 Cubs Benefit Plans.

(a) Section 2.12(a) of the Cubs Disclosure Letter contains a true and complete list as of the date of this Agreement of each material Cubs Benefit Plan. Cubs has made available to Dodgers, to the extent applicable, true and complete copies of (i) the current plan document for each written material Cubs Benefit Plan, including all amendments thereto, and any related trust agreement currently in effect, (ii) the current summary plan description, including all summaries of material modification thereto, for each Cubs Benefit Plan that is subject to ERISA, (iii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments (including accountants’ opinions, if applicable), filed with respect to each Cubs Benefit Plan required to make such a filing, (iv) the most recent actuarial valuation for each Cubs Benefit Plan for which such a valuation was prepared and (v) the most recent favorable determination letter issued for each Cubs Benefit Plan which is intended to be qualified under Section 401(a) of the Code.

(b) Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a material liability to Cubs or any of the Cubs Subsidiaries, (i) each Cubs Benefit Plan has been maintained, operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Cubs Benefit Plan have been timely made and deposited; (iii) all material reports, returns, notices and similar documents required to be filed with any Governmental Entity or distributed to any Cubs Benefit Plan participant have been timely filed or distributed; (iv) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to any Cubs Benefit Plan; and (v) no breach of fiduciary duty has occurred in connection with the administration or investment of the assets of any Cubs Benefit Plan in connection with which Cubs or, to the Knowledge of Cubs, a third-party plan fiduciary would reasonably be expected to incur any liability.

(c) None of the Cubs Benefit Plans promises or provides post-termination or retiree medical or life insurance benefits to any former or current employee of Cubs or any of the Cubs Subsidiaries (other than continuation coverage to the extent required by applicable Law, whether pursuant to Section 4980B of the Code or other state Law).

(d) There are no pending or, to the Knowledge of Cubs, threatened claims by or on behalf of any of the Cubs Benefit Plans or otherwise relating to any Cubs Benefit Plan (other than routine claims for benefits). No Cubs Benefit Plan is, nor within the last three years has been, under audit or the subject of an investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or, to the Knowledge of Cubs, threatened. No Cubs Benefit Plan is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(e) No Cubs Benefit Plan is, and neither Cubs nor any Cubs Subsidiary nor any of their respective ERISA Affiliates has within the last six years sponsored, contributed to, been required to contribute to or has or otherwise has had any obligations or incurred any liability, whether actual or contingent, with respect to (i) any employee benefit plan that is subject to Title IV of ERISA or Section 412 of the Code (including any “defined benefit plan” within the meaning of Section 3(35) of ERISA), (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). No liability under Title IV or Section 302 of ERISA has been incurred by Cubs or any Cubs Subsidiary or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to present a risk to Cubs, any Cubs Subsidiary or any of their respective ERISA Affiliates of incurring any such liability, other than any liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(f) Each Cubs Benefit Plan that is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination letter or may rely on an opinion letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code and to the Knowledge of Cubs, no events have occurred or conditions exist since the issuance of such letter that would reasonably be expected to adversely affect the qualified status of such plan and trust.

(g) Neither the execution and delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or together with any other event(s), including a termination of employment) will (i) entitle any Cubs Service Provider to any payment or benefit (or result in the funding of any such payment or benefit), (ii) increase the amount or value of any compensation or benefit otherwise payable or required to be provided to any Cubs Service Provider, (iii) accelerate the time of payment, funding, or vesting of amounts due to any Cubs Service Provider, (iv) limit or restrict the right of Cubs or any Cubs

Subsidiary to merge, amend, or terminate any Cubs Benefit Plan in accordance with its terms and applicable Law, or (v) result in any payment or benefit with respect to any “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) that would reasonably be expected to, individually or in combination with any other such payment or benefit, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(h) Neither Cubs nor any Cubs Subsidiary has any obligation to provide, and no Cubs Benefit Plan provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

Section 2.13 Employee and Labor Matters.

(a) Neither Cubs nor any of the Cubs Subsidiaries are party to or otherwise bound by, or in the process of negotiating, any labor agreements, collective bargaining agreements and any other labor-related agreements or arrangements with any union or other labor organization (collectively, “Labor Agreements”). No employee of Cubs nor any of the Cubs Subsidiaries is represented by any union, works council or other labor organization.

(b) There is not now in existence, nor has there been since one (1) year prior to the date of this Agreement, any pending or, to the Knowledge of Cubs, threat of any: (i) strike, slowdown, stoppage, picketing or lockout against or affecting Cubs or any of the Cubs Subsidiaries; or (ii) labor-related demand for representation. There is not now in existence any pending or, to the Knowledge of Cubs, threatened material Legal Proceeding alleging or involving any violation of any employment-related, labor-related or benefits-related Law against, in respect of or relating to Cubs, any of the Cubs Subsidiaries or any Cubs Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel. Cubs and the Cubs Subsidiaries are, and for the past one (1) year have been, in material compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance, and automated employment decision tools and other artificial intelligence.

(c) To the Knowledge of Cubs, no current or former employee of Cubs or any of the Cubs Subsidiaries at the level of Vice President or above is in violation in any material respect, or has threatened a violation in any material respect, of any term or provision of any employment Contract, confidentiality or other proprietary information disclosure Contract arising out of or relating to such Person’s current or former employment or engagement by Cubs or any of the Cubs Subsidiaries.

(d) Neither Cubs nor any of the Cubs Subsidiaries have any employees employed outside of the United States.

(e) In the last five (5) years, neither Cubs nor any of the Cubs Subsidiaries have entered into a settlement agreement with a current or former officer, employee or independent contractor of Cubs or any of the Cubs Subsidiaries that involves, to the Knowledge of Cubs, allegations relating to sexual harassment by an officer or employee of Cubs or any of the Cubs Subsidiaries at the level of Vice President or above. To the Knowledge of Cubs, in the last five (5) years, no allegations of sexual harassment have been made against any officer or employee of Cubs or any of the Cubs Subsidiaries at a level of Vice President or above.

(f) Cubs and the Cubs Subsidiaries are, and for the past one (1) year have been, in material compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act or any similar foreign, state or local Law relating to plant closings and layoffs (the “WARN Act”). Neither Cubs nor any of the Cubs Subsidiaries have plans to engage in any layoffs, furloughs or employment terminations, whether temporary or permanent, within the next six (6) months.

(g) To the Knowledge of Cubs, there are no work-related accidents for which Cubs or the Cubs Subsidiaries are not insured and with respect to which Cubs or the Cubs Subsidiaries could be expected to accrue a material liability.

Section 2.14 Environmental Matters.

(a) Each of Cubs and the Cubs Subsidiaries is in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Cubs and the Cubs Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

(b) Since December 31, 2020, there has been no past or present Release of any Hazardous Material which could form the basis of any Environmental Claim against Cubs or any of the Cubs Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

(c) There is no Environmental Claim pending or, to the Knowledge of Cubs, threatened in writing against Cubs or any of the Cubs Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect, Cubs and Cubs Subsidiaries have not assumed, undertaken, become subject to or provided an indemnity with respect to any liability of any other Person relating to any Environmental Law or Hazardous Materials.

Section 2.15 Legal Proceedings; Orders. There is no pending Legal Proceeding with respect to which Cubs has received service of process (other than Legal Proceedings involving Tax matters, employee and labor matters, or environmental matters, which are covered solely by Section 2.11, Section 2.12, Section 2.13 and Section 2.14, respectively) and, within the past twelve (12) months, to the Knowledge of Cubs, no Person has threatened in writing to commence any Legal Proceeding (other than Legal Proceedings involving Tax matters, employee and labor matters, or environmental matters, which are covered solely by Section 2.11, Section 2.12, Section 2.13 and Section 2.14, respectively), against Cubs or any of the Cubs Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. There is no Order to which Cubs or any of the Cubs Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

Section 2.16 Reserve Reports. The factual, non-interpretive data relating to the Oil and Gas Properties of Cubs and the Cubs Subsidiaries on which (i) Cubs’ estimate of the proved Hydrocarbon reserves of Cubs and the Cubs Subsidiaries with respect to the Oil and Gas Properties of Cubs and the Cubs Subsidiaries as of December 31, 2024, referred to in Cubs’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Cubs Reserve Report”), and (ii) the report of DeGolyer and MacNaughton (“D&M”) regarding its audit, as of December 31, 2024, of certain of the proved Hydrocarbon reserves of Cubs and the Cubs Subsidiaries referred to in Cubs’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Cubs D&M Audit Report”) were based was complete and accurate at the time such data was used by Cubs in the preparation of the Cubs Reserve Report and provided to D&M for use in the Cubs D&M Audit Report, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. To the Knowledge of Cubs, there are no material errors in the assumptions and estimates used by Cubs and the Cubs Subsidiaries in connection with the preparation of the Cubs Reserve Report or by D&M in connection with the preparation of the Cubs D&M Audit Report. The proved Hydrocarbon reserve estimates of Cubs and the Cubs Subsidiaries set forth in the Cubs Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of Cubs and the Cubs Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for (x) changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry, (y) normal depletion by production, and (z) assets sold or otherwise disposed of in the ordinary course of business or as otherwise permitted by this Agreement, there has been no change in respect of the matters addressed in the Cubs Reserve Report that would be reasonably expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. The estimates of proved Hydrocarbon reserves used by Cubs and the Cubs Subsidiaries in connection with the preparation of the Cubs Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC, and the estimates of proved Hydrocarbon reserves provided to D&M in connection with the preparation of the Cubs D&M Audit Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.

Section 2.17 Oil and Gas Matters; Real Properties; Certain Third-Party Rights.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business or as otherwise permitted by this Agreement, in each case, since the date of the Cubs Reserve Report relating to the interests of Cubs and the Cubs Subsidiaries referred to therein or (ii) reflected in the Cubs Reserve Report or in the Cubs SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Cubs and the Cubs Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Cubs Reserve Report and in each case as attributable to interests owned by Cubs and the Cubs Subsidiaries. For purposes of the foregoing sentence, “good and defensible title” means that Cubs’ or one or more of the Cubs Subsidiaries’, as applicable, title (as of the date hereof and as of the Effective Time), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (subject to Permitted Encumbrances) (A) entitles Cubs (or one or more of the Cubs Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the Cubs Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (B) obligates Cubs (or one or more of the Cubs Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the Cubs Reserve Report as applicable, for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (C) is free and clear of all Oil and Gas Property Encumbrances (other than Permitted Encumbrances).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect, to the Knowledge of Cubs, none of Cubs or any Cubs Subsidiaries has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a material default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties of Cubs or any Cubs Subsidiaries.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties owned or held for use by Cubs or any of the Cubs Subsidiaries, (i) Cubs and the Cubs Subsidiaries have good, valid and defensible title to all material real property owned by Cubs or any of the Cubs Subsidiaries (collectively, the “Cubs Material Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Cubs or any of the Cubs Subsidiaries (collectively, including the improvements thereon, the “Cubs Material Leased Real Property”, and, together with the Cubs Material Owned Real Property, the “Cubs Material Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which Cubs or any of the Cubs Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Cubs Material Leased Real Property (each, a “Cubs Material Real Property Lease”), to the Knowledge of Cubs, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Cubs nor any of the Cubs Subsidiaries, or to the Knowledge of Cubs, any other party thereto, has received written notice of any default under any Cubs Material Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of Cubs, threatened in writing, condemnation or eminent domain proceedings that affect any of the Cubs Material Real Property.

(d) Except for such arrangements solely between or among Cubs and the Cubs Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Cubs Material Owned Real Property or any portion thereof or interest therein that would reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect. The Cubs Material Real Property and all other real property leased or owned by Cubs and the Cubs Subsidiaries constitutes all of the real estate (other than, for the avoidance of doubt, Oil and Gas Properties) used in and necessary for the operation of the respective businesses of Cubs and the Cubs Subsidiaries as currently operated by Cubs or the Cubs Subsidiaries.

(e) Except (i) for amounts being held in suspense or escheated (by Cubs, any of the Cubs Subsidiaries, any third-party operator thereof or any other Person) in accordance with applicable Law, as reported in the Cubs SEC Documents or as a result of the ongoing preparation and approval of division order title opinions for recently drilled Wells, or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect, (A) all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Cubs and the Cubs Subsidiaries are being received by Cubs or the applicable Cubs Subsidiary in a timely manner, (B) all rentals, shut-ins and similar payments owed to any Person under (or otherwise with respect to) any Oil and Gas Properties operated by Cubs or any of the Cubs Subsidiaries have been timely and properly paid, and (C) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties operated by Cubs or any of the Cubs Subsidiaries have been timely and properly paid. Neither Cubs nor any of the Cubs Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of Cubs or any of the Cubs Subsidiaries or other instruments of record related thereto) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect and to the Knowledge of Cubs, all Hydrocarbon Wells and all water, CO2 or injection Wells operated by Cubs or any of the Cubs Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Contracts and applicable Law and all plugging and abandonment (including plugging and abandonment of permanently plugged wells operated by Cubs or any of the Cubs Subsidiaries) of Hydrocarbon Wells and such other Wells and has been conducted in compliance with all applicable Law.

(g) No Oil and Gas Properties of Cubs or any of the Cubs Subsidiaries are subject to any (i) preferential purchase, consent or similar right or obligation, (ii) right of termination or cancellation, (iii) liquidated damages or similar payment obligation, or (iv) operatorship relinquishment or transfer obligation, in the case of each of (i)-(iv), that would become operative or be required by Cubs or any of its Affiliates as a result of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect.

(h) Except as would not reasonably be expected to have a Cubs Material Adverse Effect, to the Knowledge of Cubs, there are no Wells that constitute a part of the Oil and Gas Properties of Cubs or any of the Cubs Subsidiaries in respect of which Cubs or any of the Cubs Subsidiaries has received a notice, claim, demand or Order from any Governmental Entity notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned.

Section 2.18 Intellectual Property; IT and Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect: (i) each of Cubs and the Cubs Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of Cubs and the Cubs Subsidiaries as currently conducted; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property; (ii) to Cubs’ Knowledge, the conduct of the business of Cubs and each of the Cubs Subsidiaries, since December 31, 2022, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; (iii) to Cubs’ Knowledge, no Person is infringing, misappropriating or otherwise violating, or since December 31, 2022, has infringed, misappropriated or otherwise violated, any Intellectual Property owned by Cubs or any of the Cubs Subsidiaries; and (iv) each of Cubs and the Cubs Subsidiaries takes and has taken actions to protect the proprietary rights in trade secrets owned by, or in the possession of, Cubs or any Cubs Subsidiary, and, since December 31, 2022, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by Cubs or any of the Cubs Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect, since December 31, 2022: (i) there has been no failure in, or disruptions of, any IT Assets owned by, or licensed or leased to, Cubs or any Cubs Subsidiary (the “Cubs IT Assets”) that has not been remedied; (ii) each of Cubs and the Cubs Subsidiaries has been and is in compliance with all Data Privacy Requirements; (iii) each of Cubs and the Cubs Subsidiaries has implemented and maintained technical, physical, and organizational measures, security systems, and technologies in compliance with all applicable Data Privacy Requirements, that are designed to protect the Cubs IT Assets and personal information and material business information (collectively, the “Cubs Data”) in the possession or control of, or being processed by or on behalf of Cubs or any Cubs Subsidiary; (iv) to the Knowledge of Cubs, there has been no unauthorized access, use, modification, processing, or exfiltration, or security breach, including any such access, use or exfiltration that requires disclosure to a Governmental Entity or breach notification under applicable Law (“Security Breach”) with respect to any Cubs IT Asset or Cubs Data; (v) neither Cubs nor any of the Cubs Subsidiaries has provided or been required to provide any written notice to any Person in connection with an unauthorized disclosure of Cubs Data or other Security Breach; and (vi) the Cubs IT Assets operate in a manner that permits Cubs and the Cubs Subsidiaries to conduct their respective businesses as currently conducted and are in sufficient, adequate and satisfactory working order in all material respects.

Section 2.19 Affiliate Transactions. Except for (i) Contracts filed or incorporated by reference as an exhibit to the Cubs SEC Documents and (ii) the Cubs Benefit Plans, Section 2.19 of the Cubs Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Cubs or any of the Cubs Subsidiaries and, on the other hand, any (x) present executive officer or director of Cubs or any of the Cubs Subsidiaries or any Person that has served as an executive officer or director Cubs or any of the Cubs Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than five percent (5%) of the Cubs Common Stock as of the date of this Agreement or (z) to the Knowledge of Cubs, any Affiliate of any such officer, director or owner (other than Cubs or any of the Cubs Subsidiaries).

Section 2.20 Insurance. Section 2.20 of the Cubs Disclosure Letter sets forth (i) a list of the material insurance policies (including directors and officers liability insurance) covering Cubs and the Cubs Subsidiaries as of the date hereof and (ii) material pending claims under such policies as of the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect, from December 31, 2022, through the date of this Agreement, each of Cubs and the Cubs Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Cubs and the Cubs Subsidiaries during such time period. Neither Cubs nor any of the Cubs Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Cubs or any of the Cubs Subsidiaries.

Section 2.21 Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Cubs for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to Cubs Stockholders, or at the time of the Cubs Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Cubs Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Cubs makes no representation or warranty with respect to any information supplied by or to be supplied by Dodgers or Merger Sub that is included or incorporated by reference in the foregoing documents.

Section 2.22 Regulatory Proceedings.

(a) Cubs is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except for certain facilities that are subject to Section 2.22(c), all properties and related facilities constituting Cubs’ and the Cubs Subsidiaries’ properties (including any facilities under development) are (i) exempt from or otherwise not subject to regulation by the U.S. Federal Energy Regulatory Commission under applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

(c) Except for certain facilities, as described on Section 2.22(c) of the Cubs Disclosure Letter, used in the transport of Hydrocarbons which are subject to the Interstate Commerce Act and are subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither Cubs nor any of the Cubs Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).

(d) Cubs is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.

Section 2.23 Takeover Statutes; Rights Plan. The approval by the Cubs Board referred to in Section 2.2(b) constitutes the approval of this Agreement and the transactions contemplated hereby, including the Merger, for purposes of the DGCL and represents the only action necessary to ensure that any “business combination” (as defined in Section 203 of the DGCL) or other applicable provision of the DGCL does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger and the other transactions contemplated hereby. To the Knowledge of Cubs, no other Takeover Laws or any anti-takeover provision in the Cubs Organizational Documents are, or at the Effective Time will be, applicable to Cubs, the Merger, this Agreement or any of the transactions contemplated hereby. As of the date hereof, there is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Cubs is a party or is otherwise bound.

Section 2.24 Financial Advisor. Except for Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC (the fees and expenses of which will be paid by Cubs and are reflected in its respective engagement letter with Cubs), neither Cubs nor any of the Cubs Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement. Cubs has furnished to Dodgers an accurate and complete copy of Cubs’ engagement letter with each of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC relating to the Merger.

Section 2.25 Opinion of Financial Advisor. Goldman Sachs & Co. LLC, a financial advisor of Cubs, has delivered to the Cubs Board on or prior to the date of this Agreement its opinion to the effect that, based upon and subject to the assumptions, qualifications, limitations, and other matters set forth therein, as of the date hereof, the Exchange Ratio pursuant to this Agreement is fair to the holders (other than Dodgers and its Affiliates) of Cubs Common Stock.

Section 2.26 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, be reasonably likely to have a Cubs Material Adverse Effect, since December 31, 2023, (i) none of Cubs, any of the Cubs Subsidiaries, nor, to the Knowledge of Cubs, any Cubs or Cubs Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Cubs or any of the Cubs Subsidiaries, has violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; and (ii) none of Cubs, any of the Cubs Subsidiaries nor, to the Knowledge of Cubs, any Cubs or Cubs Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Cubs or any of the Cubs Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such Person, a “Government Official”) (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Cubs, any of the Cubs Subsidiaries, or any Cubs or Cubs Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Cubs or any of the Cubs Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(b) Except as would not, individually or in the aggregate, be reasonably likely to have a Cubs Material Adverse Effect, since December 31, 2023, Cubs and the Cubs Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

Section 2.27 No Additional Representations.

(a) Except for those representations and warranties expressly set forth in this Article II and except as otherwise expressly set forth in this Agreement, neither Cubs nor any of the Cubs Subsidiaries or other Person acting on behalf of Cubs makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither Cubs nor any of the Cubs Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, Dodgers or Merger Sub or their Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Cubs and the Cubs Subsidiaries or the future business and operations of Cubs and the Cubs Subsidiaries.

(b) Notwithstanding anything contained in this Agreement to the contrary, Cubs acknowledges and agrees that none of Dodgers, Merger Sub or any other Person has made or is making any representations or warranties relating to Dodgers or the Dodgers Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Dodgers and Merger Sub in Article III or the certificate delivered by Dodgers pursuant to Section 6.3(c), including any implied representation or warranty as to the accuracy or completeness of any information regarding Dodgers furnished or made available to Cubs or any of its Representatives and that Cubs has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Cubs acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Cubs or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or any other transactions contemplated hereby).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF DODGERS AND MERGER SUB

Except as disclosed in (a) the Dodgers SEC Documents furnished to or filed with the SEC and available on EDGAR prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by Dodgers to Cubs prior to the execution and delivery of this Agreement (the “Dodgers Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Dodgers represents and warrants to Cubs as follows:

Section 3.1 Due Organization; Subsidiaries.

(a) Dodgers is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Dodgers has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. Dodgers is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. Dodgers has delivered or made available to Cubs accurate and complete copies of the certificate of incorporation and bylaws, including any amendments thereto, of Dodgers and the certificate of incorporation and bylaws of Merger Sub. Dodgers is not in material violation of the Dodgers Organizational Documents.

(b) Each of the Dodgers Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. Each of the Dodgers Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. Each of the Dodgers Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. Dodgers has delivered or made available to Cubs accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of each Dodgers Subsidiary that constitutes a “significant subsidiary” of Dodgers as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof (together with the organizational documents of Dodgers, the “Dodgers Organizational Documents”).

(c) Section 3.1(c) of the Dodgers Disclosure Letter sets forth Dodgers’ and any of Dodgers Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of Dodgers. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of Dodgers, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Dodgers Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by Dodgers, by one or more Subsidiaries of Dodgers or by Dodgers and one or more of the Dodgers Subsidiaries, in each case free and clear of all Encumbrances.

Section 3.2 Authority; Binding Nature of Agreement.

(a) Each of Dodgers and Merger Sub has all requisite corporate power and authority to enter into and to perform their respective obligations under this Agreement and, subject to the receipt of Dodgers Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby, including the Stock Issuance and the Authorized Share Charter Amendment. The execution and delivery of this Agreement by Dodgers and Merger Sub and the consummation by Dodgers and Merger Sub of the Merger and of the other transactions contemplated by this Agreement, including the Stock Issuance and the Authorized Share Charter Amendment, have been duly authorized by all necessary corporate action on the part of Dodgers and Merger Sub (other than, with respect to the Stock Issuance and the Authorized Share Charter Amendment, the receipt of Dodgers Stockholder Approval).

(b) The Dodgers Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Dodgers and the Dodgers Stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) resolved to make the Dodgers Recommendation. Except in connection with a Dodgers Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Dodgers Board have not been rescinded, modified or withdrawn in any way.

(c) This Agreement has been duly executed and delivered by Dodgers and Merger Sub and, assuming the due execution and delivery of this Agreement by Cubs, constitutes the legal, valid and binding obligation of Dodgers and Merger Sub, enforceable against Dodgers and Merger Sub in accordance with its terms, subject to Enforceability Exceptions.

Section 3.3 Vote Required. (a) The affirmative vote of the holders of a majority of the outstanding shares of Dodgers Common Stock, voting at a meeting at which a majority of the outstanding shares of Dodgers Common Stock are present and voting is the only vote of the holders of any class or series of capital stock of Dodgers necessary to approve the Authorized Share Charter Amendment, and (b) the affirmative vote of the holders of a majority of the votes cast at a meeting at which a majority of the outstanding shares of Dodgers Common Stock are present and voting is the only vote of the holders of any class or series of capital stock of Dodgers necessary to authorize the Stock Issuance under Sections 312.03(b), 312.03(c) and 312.07 of the NYSE Listed Company Manual (together with clause (a), the “Dodgers Stockholder Approval,” and such proposals, collectively, the “Dodgers Proposals”).

Section 3.4 Capitalization.

(a) The authorized capital stock of Dodgers consists of 1,000,000,000 shares of Dodgers Common Stock and 4,500,000 shares of preferred stock, par value $1.00 per share (“Dodgers Preferred Stock”). As of January 27, 2026, (i) 620,264,320 shares of Dodgers Common Stock are issued and outstanding, which such number includes the shares subject to outstanding Dodgers RSAs, (ii) 949 shares of Dodgers Common Stock are held in Dodgers’ treasury, (iii) no shares of Dodgers Common Stock are held by any of the Dodgers Subsidiaries, (iv) 113,234.22 shares of Dodgers Common Stock are issuable in respect of Dodgers DSUs, 2,586,778 shares of Dodgers Common Stock are issuable in respect of Dodgers PSUs, assuming maximum levels of performance, 4,526,683 shares are subject to outstanding Dodgers RSAs, and 26,962,290 shares of Dodgers Common Stock are reserved for the grant of additional awards under Dodgers Stock Plans and (v) no shares of Dodgers Preferred Stock are issued, reserved for issuance or outstanding. All of the outstanding shares of capital stock of Dodgers have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Dodgers Common Stock which may be issued pursuant to the vesting of Dodgers RSUs, Dodgers DSUs and Dodgers PSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iv) of this Section 3.4(a), there are not any phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Dodgers and there are no outstanding stock appreciation rights with respect to the capital stock of Dodgers. Other than Dodgers Common Stock and Dodgers Preferred Stock, there are no other authorized classes of capital stock of Dodgers.

(b) The shares of Dodgers Common Stock to be issued pursuant to the Merger when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid, and not subject to any preemptive right.

(c) Except for the Dodgers Organizational Documents, there are no voting trusts or other agreements or understandings to which Dodgers, any of the Dodgers Subsidiaries or, to the Knowledge of Dodgers, any of their respective executive officers or directors is a party with respect to the voting of Dodgers Common Stock or the capital stock or other equity interests of any of the Dodgers Subsidiaries.

(d) Other than the Dodgers RSUs, Dodgers DSUs, Dodgers PSUs, and Dodgers RSAs, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Dodgers or any of the Dodgers Subsidiaries is a party obligating Dodgers or any of the Dodgers Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Dodgers or any of the Dodgers Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Dodgers Subsidiaries. Other than the Dodgers RSUs, Dodgers DSUs, Dodgers PSUs, and Dodgers RSAs, at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Dodgers or any of the Dodgers Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Dodgers or any of the Dodgers Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.

(e) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is directly owned by Dodgers.

(f) Section 3.4(f) of the Dodgers Disclosure Letter (i) lists each of the Dodgers Subsidiaries and their respective jurisdictions of organization and (ii) designates which of the Dodgers Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. All of the outstanding shares of capital stock or other ownership interests of the Dodgers Subsidiaries that are direct or indirect wholly-owned Subsidiaries of Dodgers, including Merger Sub, (A) have been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Dodgers Organizational Documents) and nonassessable (if such entity is a corporate entity) and (B) are owned by Dodgers, by one or more of the Dodgers Subsidiaries or by Dodgers and one or more of the Dodgers Subsidiaries, in each case free and clear of all Encumbrances.

(g) There are no outstanding bonds, debentures, notes or other Indebtedness of Dodgers or any of the Dodgers Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Dodgers or any of the Dodgers Subsidiaries may vote.

Section 3.5 Governmental Filings; No Violations.

(a) Other than the filings, notices, waiting periods or approvals required by (i) Section 1.3 and Section 1.4(c), (ii) the HSR Act, (iii) the Exchange Act, (iv) the filing with the SEC of the registration statement on Form S-4 by Dodgers in connection with the Stock Issuance pursuant to this Agreement (as amended or supplemented from time to time, the “Registration Statement”) and other filings required under federal or state securities laws and (v) the NYSE rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Dodgers or any of the Dodgers Subsidiaries, including Merger Sub, in connection with the execution and delivery of this Agreement, the performance by each of Dodgers and Merger Sub of its obligations under this Agreement and the consummation by Dodgers and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

(b) The execution and delivery of this Agreement by Dodgers and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Dodgers Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 3.5(a) and obtaining the Dodgers Stockholder Approval, violate or conflict with any Laws or any Order applicable to Dodgers or any of the Dodgers Subsidiaries or any of their respective assets or properties, (iii) subject to obtaining the third-party consents and approvals set forth in Section 3.5(b) of the Dodgers Disclosure Letter, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of Dodgers or any of the Dodgers Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Dodgers or any of the Dodgers Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Encumbrance upon any of the properties or assets of Dodgers or any of the Dodgers Subsidiaries (including Cubs and the Cubs Subsidiaries following the Merger), except in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

Section 3.6 SEC Filings; Financial Statements.

(a) All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement, required to have been filed with or furnished to the SEC by Dodgers or any of the Dodgers Subsidiaries since January 1, 2024 (the “Dodgers SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Dodgers SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of SOX and (ii) none of the Dodgers SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements (including related notes, if any) contained in the Dodgers SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Dodgers and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Dodgers and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Dodgers Balance Sheet” means that consolidated balance sheet (and notes thereto) of Dodgers and its consolidated Subsidiaries as of September 30, 2025 (the “Dodgers Balance Sheet Date”) set forth in Dodgers’ Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.

(c) Dodgers maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Dodgers’ disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Dodgers is recorded and reported on a timely basis to the individuals responsible for the preparation of Dodgers’ filings with the SEC and other public disclosure documents. Dodgers maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Dodgers’ internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Dodgers, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Dodgers are being made only in accordance with authorizations of management and directors of Dodgers and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Dodgers’ assets that could have a material effect on its financial statements. Dodgers has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Dodgers’ auditors and the audit committee of the Dodgers Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Dodgers’ ability to record, process, summarize and report financial information and has identified for Dodgers’ auditors and the audit committee of the Dodgers Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Dodgers’ internal control over financial reporting. Since January 1, 2024, any material change in internal control over financial reporting required to be disclosed in any Dodgers SEC Document has been so disclosed.

(d) Since the Dodgers Balance Sheet Date, neither Dodgers nor any of the Dodgers Subsidiaries nor, to the Knowledge of Dodgers, any director, officer, employee, auditor, accountant or representative of Dodgers or any of the Dodgers Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Dodgers or any of the Dodgers Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Dodgers or any of the Dodgers Subsidiaries has engaged in questionable accounting or auditing practices.

(e) All existing Derivative Products of Dodgers or any of the Dodgers Subsidiaries were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Dodgers and the Dodgers Subsidiaries (collectively, the “Dodgers Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 3.6(e) of the Dodgers Disclosure Letter identifies any such counterparty as to which, to the Knowledge of Dodgers, Dodgers or any of the Dodgers Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. Dodgers and each of the Dodgers Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of Dodgers, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Since December 31, 2023, there have been no material violations of the Dodgers Risk Policies.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Dodgers SEC Documents. To the Knowledge of Dodgers, none of the Dodgers SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

Section 3.7 Absence of Changes. Since the Dodgers Balance Sheet Date, (a) as of the date of this Agreement, Dodgers and the Dodgers Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

Section 3.8 Absence of Undisclosed Liabilities. Since the Dodgers Balance Sheet Date, neither Dodgers nor any of the Dodgers Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in Dodgers’ consolidated balance sheets (or the notes thereto) included in the Dodgers SEC Documents, (b) liabilities that have been incurred by Dodgers or any of the Dodgers Subsidiaries since the Dodgers Balance Sheet Date in the ordinary course of business, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. Neither Dodgers nor any of the Dodgers Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Dodgers and any of the Dodgers Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Dodgers or any of the Dodgers Subsidiaries, in Dodgers’ consolidated financial statements or the Dodgers SEC Documents.

Section 3.9 Compliance with Laws; Regulation.

(a) Each of Dodgers and the Dodgers Subsidiaries, since December 31, 2022, have been conducting the businesses and operations of Dodgers and the Dodgers Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Tax Laws, which is covered solely by Section 3.11, (ii) Environmental Laws, which is covered solely by Section 3.14, (iii) all Laws directed to data privacy and security, which is covered solely by Section 3.18 and (iv) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section 3.26), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. Since December 31, 2022, neither Dodgers nor any of the Dodgers Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

(b) Each of Dodgers and the Dodgers Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section 3.14) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted, as applicable (collectively, the “Dodgers Permits”), and all Dodgers Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Dodgers of any of the Dodgers Permits is pending or, to the Knowledge of Dodgers, threatened, except where the failure to have possession, the failure to be in full force and effect, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Dodgers Permits would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. Dodgers and the Dodgers Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Dodgers Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

(c) (i) Each of Dodgers and the Dodgers Subsidiaries and, to the Knowledge of Dodgers, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) Dodgers is in compliance in all material respects with the listing and corporate governance rules and regulations of the NYSE, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.

Section 3.10 Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as exhibits to any Dodgers SEC Documents filed after January 1, 2025, pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) that would require a filing pursuant to Item 601(b)(10) of Regulation S-K since the date such Contract or amendment was filed. To the extent any such Contracts were filed in redacted form (including any omission of exhibits, schedules or other attachments), Dodgers has made available to Cubs correct and complete copies thereof (including all material amendments, modifications, extensions or renewals with respect thereto and all exhibits, schedules and other attachments).

(b) Other than the Contracts set forth in clause (a) above, Section 3.10(b) of the Dodgers Disclosure Letter sets forth a correct and complete list, and Dodgers has made available to Cubs correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts (other than any Dodgers Benefit Plans) to which Dodgers or any of the Dodgers Subsidiaries is a party or bound as of the date hereof:

(i) any Contract which is between Dodgers or any of the Dodgers Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent (5%) or more of the shares of Dodgers’ capital stock (or any Affiliates of any such Person), on the other hand, involving aggregate annual payments in excess of $120,000, other than compensation arrangements with the directors on the Dodgers Board in their capacity as such;

(ii) each Contract or Dodgers Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of Dodgers or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to Dodgers or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries), make loans or advances or transfer any of its properties or assets;

(iii) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that (A) materially restricts the ability of Dodgers or any of the Dodgers Subsidiaries to (x) compete in any material line of business or material geographic area or with any Person during any period of time after the Effective Time or (y) make, sell or distribute any material products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties or (B) could require the disposition of any material assets or line of business of Dodgers or any of the Dodgers Subsidiaries;

(iv) each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $50,000,000 or (B) other Indebtedness (other than obligations under a Derivative Product or any guarantee or other credit support thereof) of Dodgers or any of the Dodgers Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $50,000,000, other than, in each case, agreements solely between or among Dodgers and the Dodgers Subsidiaries;

(v) any Labor Agreement; or

(vi) any Contract relating to any pending acquisition or divestiture pursuant to which the aggregate consideration (whether in cash or otherwise) is equal to or greater than $150,000,000.

(c) The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.2 hereof, are referred to herein as “Dodgers Material Contracts.”

(d) Each Dodgers Material Contract is valid and binding on Dodgers or the Dodgers Subsidiary party thereto, as the case may be, and, to the Knowledge of Dodgers, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect, in each case subject to Enforceability Exceptions.

(e) Neither Dodgers nor any of the Dodgers Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Dodgers, no other party to any Dodgers Material Contract is in breach of, or default under the terms of, any Dodgers Material Contract, nor is any event of default (or similar term) continuing under any Dodgers Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

Section 3.11 Tax Matters.

(a) Except as would not have, individually or in the aggregate, a Dodgers Material Adverse Effect:

(i) all Tax Returns required to be filed by Dodgers or any of the Dodgers Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete in all respects;

(ii) Dodgers and each of the Dodgers Subsidiaries has timely paid all Taxes required to be paid by it (whether or not reflected on any Tax Return) or adequate reserves in respect thereof have been established on the financial statements of Dodgers in accordance with GAAP;

(iii) no deficiency for Taxes has been proposed, assessed or asserted in writing against Dodgers or any of the Dodgers Subsidiaries (except those that are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP);

(iv) none of the Dodgers Subsidiaries have any material liability for the Taxes of any Person as a transferee or successor, or by Contract (other than (x) any commercially reasonable agreements providing for the reallocation or payment of real property Taxes attributable to real property leased or occupied by Dodgers or any of the Dodgers Subsidiaries, (y) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold by Dodgers or any of the Dodgers Subsidiaries in the ordinary course of business and (z) commercially reasonable credit or other commercial agreements, the primary purposes of which do not relate to Taxes, that contain customary indemnifications for Taxes);

(v) no Taxes of Dodgers or any of the Dodgers Subsidiaries are being contested and there are no audits, claims, assessments, levies or administrative or judicial proceedings pending or proposed in writing, against Dodgers or any of the Dodgers Subsidiaries in respect of Taxes;

(vi) neither Dodgers nor any of the Dodgers Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); and

(vii) there are no Encumbrances for Taxes on any of the assets of Dodgers or any of the Dodgers Subsidiaries other than Permitted Encumbrances.

(b) Neither Dodgers nor any of the Dodgers Subsidiaries has been a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (i) within the past two (2) years or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(c) Neither Dodgers nor any of the Dodgers Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (b)(2) (as in effect at the relevant time) (or any comparable Laws of any state, local or foreign jurisdiction).

(d) Neither Dodgers nor any of the Dodgers Subsidiaries is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other ruling or written agreement with a Taxing Authority.

(e) Neither Dodgers nor any of the Dodgers Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.12 Dodgers Benefit Plans.

(a) Section 3.12 of the Dodgers Disclosure Letter contains a true and complete list as of the date of this Agreement of each material Dodgers Benefit Plan. Dodgers has made available to Cubs, to the extent applicable, true and complete copies of (i) the current plan document for each written material Dodgers Benefit Plan, including all amendments thereto, and any related trust agreement currently in effect, (ii) the current summary plan description, including all summaries of material modification thereto, for each Dodgers Benefit Plan that is subject to ERISA, (iii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments (including accountants’ opinions, if applicable), filed with respect to each Dodgers Benefit Plan required to make such a filing, (iv) the most recent actuarial valuation for each Dodgers Benefit Plan for which such a valuation was prepared and (v) the most recent favorable determination letter issued for each Dodgers Benefit Plan which is intended to be qualified under Section 401(a) of the Code.

(b) Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a material liability to Dodgers or any of the Dodgers Subsidiaries, (i) each Dodgers Benefit Plan has been maintained, operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Dodgers Benefit Plan have been timely made and deposited; (iii) all material reports, returns, notices and similar documents required to be filed with any Governmental Entity or distributed to any Dodgers Benefit Plan participant have been timely filed or distributed; (iv) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or is reasonably expected to occur with respect to any Dodgers Benefit Plan; and (v) no breach of fiduciary duty has occurred in connection with the administration or investment of the assets of any Dodgers Benefit Plan in connection with which Dodgers or, to the Knowledge of Dodgers, a third-party plan fiduciary would reasonably be expected to incur any liability.

(c) None of the Dodgers Benefit Plans promises or provides post-termination or retiree medical or life insurance benefits to any former or current employee of Dodgers or any of the Dodgers Subsidiaries (other than continuation coverage to the extent required by applicable Law, whether pursuant to Section 4980B of the Code or other state Law).

(d) There are no pending or, to the Knowledge of Dodgers, threatened claims by or on behalf of any of the Dodgers Benefit Plans or otherwise relating to any Dodgers Benefit Plan (other than routine claims for benefits). No Dodgers Benefit Plan is, or within the last three years has been, under audit or the subject of an investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or, to the Knowledge of Dodgers, threatened. No Dodgers Benefit Plan is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(e) No Dodgers Benefit Plan is, and neither Dodgers nor any Dodgers Subsidiary nor any of their respective ERISA Affiliates has within the last six years sponsored, contributed to, been required to contribute to or has or otherwise has had any obligations or incurred any liability, whether actual or contingent, with respect to (i) any employee benefit plan that is subject to Title IV of ERISA or Section 412 of the Code (including any “defined benefit plan” within the meaning of Section 3(35) of ERISA), (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). No liability under Title IV or Section 302 of ERISA has been incurred by Dodgers or any Dodgers Subsidiary or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to present a risk to Dodgers, any Dodgers Subsidiary or any of their respective ERISA Affiliates of incurring any such liability, other than any liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(f) Each Dodgers Benefit Plan that is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination letter or may rely on an opinion letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code and to the Knowledge of Dodgers, no events have occurred or conditions exist since the issuance of such letter that would reasonably be expected to adversely affect the qualified status of such plan and trust.

(g) Neither the execution and delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or together with any other event(s), including a termination of employment) will (i) entitle any Dodgers Service Provider to any payment or benefit (or result in the funding of any such payment or benefit), (ii) increase the amount or value of any compensation or benefit otherwise payable or required to be provided to any Dodgers Service Provider, (iii) accelerate the time of payment, funding, or vesting of amounts due to any Dodgers Service Provider, (iv) limit or restrict the right of Dodgers or any Dodgers Subsidiary to merge, amend, or terminate any Dodgers Benefit Plan in accordance with its terms and applicable Law, or (v) result in any payment or benefit with respect to any “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) that would reasonably be expected to, individually or in combination with any other such payment or benefit, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(h) Neither Dodgers nor any Dodgers Subsidiary has any obligation to provide, and no Dodgers Benefit Plan provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

Section 3.13 Employee and Labor Matters

(a) Neither Dodgers nor any of the Dodgers Subsidiaries are party to or otherwise bound by or is in the process of negotiating any Labor Agreements. No employee of Dodgers nor any of the Dodgers Subsidiaries is represented by any union, works council or other labor organization.

(b) There is not now in existence, nor has there been since one (1) year prior to the date of this Agreement, any pending or, to the Knowledge of Dodgers, threat of any: (i) strike, slowdown, stoppage, picketing or lockout against or affecting Dodgers or any of the Dodgers Subsidiaries; or (ii) labor-related demand for representation. There is not now in existence any pending or, to the Knowledge of Dodgers, threatened material Legal Proceeding alleging or involving any violation of any employment-related, labor-related or benefits-related Law against, in respect of or relating to Dodgers, any of the Dodgers Subsidiaries or any Dodgers Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel. Dodgers and the Dodgers Subsidiaries are, and for the past one (1) year have been, in material compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, unemployment insurance, and automated employment decision tools and other artificial intelligence.

(c) To the Knowledge of Dodgers, no current or former employee of Dodgers or any of the Dodgers Subsidiaries at the level of Vice President or above is in violation in any material respect, or has threatened a violation in any material respect, of any term or provision of any employment Contract, confidentiality or other proprietary information disclosure Contract arising out of or relating to such Person’s current or former employment or engagement by Dodgers or any of the Dodgers Subsidiaries.

(d) Neither Dodgers nor any of the Dodgers Subsidiaries have any employees employed outside of the United States.

(e) In the last five (5) years, neither Dodgers nor any of the Dodgers Subsidiaries have entered into a settlement agreement with a current or former officer, employee or independent contractor of Dodgers or any of the Dodgers Subsidiaries that involves, to the Knowledge of Dodgers, allegations relating to sexual harassment by an officer or employee of Dodgers or any of the Dodgers Subsidiaries at the level of Vice President or above. To the Knowledge of Dodgers, in the last five (5) years, no allegations of sexual harassment have been made against any officer or employee of Dodgers or the Dodgers Subsidiaries at a level of Vice President or above.

(f) Dodgers and the Dodgers Subsidiaries are, and for the past one (1) year have been, in material compliance with all notice and other requirements under the WARN Act. Neither Dodgers nor any of the Dodgers Subsidiaries have plans to engage in any layoffs, furloughs or employment terminations, whether temporary or permanent, within the next six (6) months.

(g) To the Knowledge of Dodgers, there are no work-related accidents for which Dodgers or the Dodgers Subsidiaries are not insured and with respect to which Dodgers or the Dodgers Subsidiaries could be expected to accrue a material liability.

Section 3.14 Environmental Matters.

(a) Each of Dodgers and the Dodgers Subsidiaries is in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Dodgers and the Dodgers Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

(b) Since December 31, 2020, there has been no past or present Release of any Hazardous Material which could form the basis of any Environmental Claim against Dodgers or any of the Dodgers Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

(c) There is no Environmental Claim pending or, to the Knowledge of Dodgers, threatened in writing against Dodgers or any of the Dodgers Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect, Dodgers and Dodgers Subsidiaries have not assumed, undertaken, become subject to or provided an indemnity with respect to any liability of any other Person relating to any Environmental Law or Hazardous Materials.

Section 3.15 Legal Proceedings; Orders. There is no pending Legal Proceeding with respect to which Dodgers has received service of process (other than Legal Proceedings involving Tax matters, employee and labor matters, or environmental matters, which are covered solely by Section 3.11, Section 3.12, Section 3.13 and Section 3.14, respectively) and, within the past twelve (12) months, to the Knowledge of Dodgers, no Person has threatened in writing to commence any Legal Proceeding (other than Legal Proceedings involving Tax matters, employee and labor matters, or environmental matters, which are covered solely by Section 3.11, Section 3.12, Section 3.13 and Section 3.14, respectively), against Dodgers or any of the Dodgers Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. There is no Order to which Dodgers or any of the Dodgers Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

Section 3.16 Reserve Reports. The factual, non-interpretive data relating to the Oil and Gas Properties of Dodgers and the Dodgers Subsidiaries on which (i) Dodgers’ estimate of the proved Hydrocarbon reserves of Dodgers and the Dodgers Subsidiaries with respect to the Oil and Gas Properties of Dodgers and the Dodgers Subsidiaries as of December 31, 2024, referred to in Dodgers’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Dodgers Reserve Report”), and (ii) the report of D&M regarding its independent audit, as of December 31, 2024, of certain of the proved Hydrocarbon reserves of Dodgers and the Dodgers Subsidiaries referred to in Dodgers’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Dodgers D&M Report”) were based was complete and accurate at the time such data was used by Dodgers in the preparation of the Dodgers Reserve Report and provided to D&M for use in the Dodgers D&M Report, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. To the Knowledge of Dodgers, there are no material errors in the assumptions and estimates used by Dodgers and the Dodgers Subsidiaries in connection with the preparation of the Dodgers Reserve Report or by D&M in connection with the preparation of the Dodgers D&M Report. The proved Hydrocarbon reserve estimates of Dodgers and the Dodgers Subsidiaries set forth in the Dodgers Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of Dodgers and the Dodgers Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for (x) changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry, (y) normal depletion by production, and (z) assets sold or otherwise disposed of in the ordinary course of business or as otherwise permitted by this Agreement, there has been no change in respect of the matters addressed in the Dodgers Reserve Report that would be reasonably expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. The estimates of proved Hydrocarbon reserves used by Dodgers and the Dodgers Subsidiaries in connection with the preparation of the Dodgers Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC, and the estimates of proved Hydrocarbon reserves provided to D&M in connection with the preparation of the Dodgers D&M Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.

Section 3.17 Oil and Gas Matters; Real Properties; Certain Third-Party Rights.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business or as otherwise permitted by this Agreement, in each case, since the date of the Dodgers Reserve Report relating to the interests of Dodgers and the Dodgers Subsidiaries referred to therein or (ii) reflected in the Dodgers Reserve Report or in the Dodgers SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Dodgers and the Dodgers Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Dodgers Reserve Report and in each case as attributable to interests owned by Dodgers and the Dodgers Subsidiaries. For purposes of the foregoing sentence, “good and defensible title” means that Dodgers’ or one or more of the Dodgers Subsidiaries’, as applicable, title (as of the date hereof and as of the Effective Time), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (subject to Permitted Encumbrances) (A) entitles Dodgers (or one or more of the Dodgers Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the Dodgers Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (B) obligates Dodgers (or one or more of the Dodgers Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the Dodgers Reserve Report, as applicable, for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (C) is free and clear of all Oil and Gas Property Encumbrances (other than Permitted Encumbrances).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect, to the Knowledge of Dodgers, none of Dodgers or any Dodgers Subsidiaries has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a material default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties of Dodgers or any Dodgers Subsidiaries.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties owned or held for use by Dodgers or any of the Dodgers Subsidiaries, (i) Dodgers and the Dodgers Subsidiaries have good, valid and defensible title to all material real property owned by Dodgers or any of the Dodgers Subsidiaries (collectively, the “Dodgers Material Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Dodgers or any of the Dodgers Subsidiaries (collectively, including the improvements thereon, the “Dodgers Material Leased Real Property”, and, together with the Dodgers Material Owned Real Property, the “Dodgers Material Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which Dodgers or any of the Dodgers Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Dodgers Material Leased Real Property (each, a “Dodgers Material Real Property Lease”), to the Knowledge of Dodgers, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Dodgers nor any of the Dodgers Subsidiaries, or to the Knowledge of Dodgers, any other party thereto, has received written notice of any default under any Dodgers Material Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of Dodgers, threatened in writing, condemnation or eminent domain proceedings that affect any of the Dodgers Material Real Property.

(d) Except for such arrangements solely between or among Dodgers and the Dodgers Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Dodgers Material Owned Real Property or any portion thereof or interest therein that would reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect. The Dodgers Material Real Property and all other real property leased or owned by Dodgers and the Dodgers Subsidiaries constitutes all of the real estate (other than, for the avoidance of doubt, Oil and Gas Properties) used in and necessary for the operation of the respective businesses of Dodgers and the Dodgers Subsidiaries as currently operated by Dodgers or the Dodgers Subsidiaries.

(e) Except (i) for amounts being held in suspense or escheated (by Dodgers, any of the Dodgers Subsidiaries, any third-party operator thereof or any other Person) in accordance with applicable Law, as reported in the Dodgers SEC Documents or as a result of the ongoing preparation and approval of division order title opinions for recently drilled Wells, or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect, (A) all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Dodgers and the Dodgers Subsidiaries are being received by Dodgers or the applicable Dodgers Subsidiary in a timely manner, (B) all rentals, shut-ins and similar payments owed to any Person under (or otherwise with respect to) any Oil and Gas Properties operated by Dodgers or any of the Dodgers Subsidiaries have been timely and properly paid, and (C) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties operated by Dodgers or any of the Dodgers Subsidiaries have been timely and properly paid. Neither Dodgers nor any of the Dodgers Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of Dodgers or any of the Dodgers Subsidiaries or other instruments of record related thereto) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect and to the Knowledge of Dodgers, all Hydrocarbon Wells and all water, CO2 or injection Wells operated by Dodgers or any of the Dodgers Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Contracts and applicable Law and all plugging and abandonment (including plugging and abandonment of permanently plugged wells operated by Dodgers or any of the Dodgers Subsidiaries) of Hydrocarbon Wells and such other Wells and has been conducted in compliance with all applicable Law.

(g) No Oil and Gas Properties of Dodgers or any of the Dodgers Subsidiaries are subject to any (i) preferential purchase, consent or similar right or obligation, (ii) right of termination or cancellation, (iii) liquidated damages or similar payment obligation, or (iv) operatorship relinquishment or transfer obligation, in the case of each of (i)-(iv), that would become operative or be required by Dodgers or any of its Affiliates as a result of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect.

(h) Except as would not reasonably be expected to have a Dodgers Material Adverse Effect, to the Knowledge of Dodgers, there are no Wells that constitute a part of the Oil and Gas Properties of Dodgers or any of the Dodgers Subsidiaries in respect of which Dodgers or any of the Dodgers Subsidiaries has received a notice, claim, demand or Order from any Governmental Entity notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned.

Section 3.18 Intellectual Property; IT and Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect: (i) each of Dodgers and the Dodgers Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of Dodgers and the Dodgers Subsidiaries as currently conducted; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property; (ii) to Dodgers’ Knowledge, the conduct of the business of Dodgers and each of the Dodgers Subsidiaries, since December 31, 2022, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; (iii) to Dodgers’ Knowledge, no Person is infringing, misappropriating or otherwise violating, or since December 31, 2022, has infringed, misappropriated or otherwise violated, any Intellectual Property owned by Dodgers or any of the Dodgers Subsidiaries; and (iv) each of Dodgers and the Dodgers Subsidiaries takes and has taken actions to protect the proprietary rights in trade secrets owned by, or in the possession of, Dodgers or any Dodgers Subsidiary, and, since December 31, 2022, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by Dodgers or any of the Dodgers Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect, since December 31, 2022: (i) there has been no failure in, or disruptions of, any IT Assets owned by, or licensed or leased to, Dodgers or any Dodgers Subsidiary (the “Dodgers IT Assets”) that has not been remedied; (ii) each of Dodgers and the Dodgers Subsidiaries has been and is in compliance with all Data Privacy Requirements; (iii) each of Dodgers and the Dodgers Subsidiaries has implemented and maintained technical, physical, and organizational measures, security systems, and technologies in compliance with all applicable Data Privacy Requirements, that are designed to protect the Dodgers IT Assets and personal information and material business information (collectively, the “Dodgers Data”) in the possession or control of, or being processed by or on behalf of Dodgers or any Dodgers Subsidiary; (iv) to the Knowledge of Dodgers, there has been no Security Breach with respect to any Dodgers IT Asset or Dodgers Data; (v) neither Dodgers nor any of the Dodgers Subsidiaries has provided or been required to provide any written notice to any Person in connection with an unauthorized disclosure of Dodgers Data or other Security Breach; and (vi) the Dodgers IT Assets operate in a manner that permits Dodgers and the Dodgers Subsidiaries to conduct their respective businesses as currently conducted and are in sufficient, adequate and satisfactory working order in all material respects.

Section 3.19 Affiliate Transactions. Except for (i) Contracts filed or incorporated by reference as an exhibit to the Dodgers SEC Documents and (ii) the Dodgers Benefit Plans, Section 3.19 of the Dodgers Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Dodgers or any of the Dodgers Subsidiaries and, on the other hand, any (x) present executive officer or director of Dodgers or any of the Dodgers Subsidiaries or any Person that has served as an executive officer or director Dodgers or any of the Dodgers Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than five percent (5%) of the Dodgers Common Stock as of the date of this Agreement or (z) to the Knowledge of Dodgers, any Affiliate of any such officer, director or owner (other than Dodgers or any of the Dodgers Subsidiaries).

Section 3.20 Insurance. Section 3.20 of the Dodgers Disclosure Letter sets forth (i) a list of the material insurance policies (including directors and officers liability insurance) covering Dodgers and the Dodgers Subsidiaries as of the date hereof and (ii) material pending claims under such policies as of the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect, from December 31, 2022, through the date of this Agreement, each of Dodgers and the Dodgers Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Dodgers and the Dodgers Subsidiaries during such time period. Neither Dodgers nor any of the Dodgers Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Dodgers or any of the Dodgers Subsidiaries.

Section 3.21 Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Dodgers for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the Dodgers Stockholders, or at the time of the Dodgers Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Dodgers Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Dodgers makes no representation or warranty with respect to any information supplied by or to be supplied by Cubs that is included or incorporated by reference in the foregoing documents.

Section 3.22 Regulatory Proceedings.

(a) Dodgers is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except for certain facilities that are subject to Section 3.22(c), all properties and related facilities constituting Dodgers’ and the Dodgers Subsidiaries’ properties (including any facilities under development) are (i) exempt from or otherwise not subject to regulation by the U.S. Federal Energy Regulatory Commission under applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

(c) Except for certain facilities, as described on Section 3.22(c) of the Dodgers Disclosure Letter, used in the transport of Hydrocarbons which are subject to the Interstate Commerce Act and are subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither Dodgers nor any of the Dodgers Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).

(d) Dodgers is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.

Section 3.23 Takeover Statutes; Rights Plan. The approval by the Dodgers Board referred to in Section 3.2(b) constitutes the approval of this Agreement and the transactions contemplated hereby, including the Merger, for purposes of the DGCL and represents the only action necessary to ensure that any “business combination” (as defined in Section 203 of the DGCL) or other applicable provision of the DGCL does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger and the other transactions contemplated hereby. To the Knowledge of Dodgers, no other Takeover Laws or any anti-takeover provision in the Dodgers Organizational Documents are, or at the Effective Time will be, applicable to Dodgers, the Merger, this Agreement or any of the transactions contemplated hereby. As of the date hereof, there is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Dodgers is a party or is otherwise bound.

Section 3.24 Financial Advisor. Except for Evercore Group L.L.C. (the fees and expenses of which will be paid by Dodgers and are reflected in its engagement letter with Dodgers), neither Dodgers nor any of the Dodgers Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement. Dodgers has furnished to Cubs an accurate and complete copy of Dodgers’ engagement letter with Evercore Group L.L.C. relating to the Merger.

Section 3.25 Opinion of Financial Advisor. The Dodgers Board has received the oral opinion of Evercore Group L.L.C. (to be confirmed by delivery of a written opinion) to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth therein, the Exchange Ratio, is fair, from a financial point of view, to Dodgers.

Section 3.26 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, be reasonably likely to have a Dodgers Material Adverse Effect, since December 31, 2023, (i) none of Dodgers, any of the Dodgers Subsidiaries, nor, to the Knowledge of Dodgers, any Dodgers or Dodgers Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Dodgers or any of the Dodgers Subsidiaries, has violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; and (ii) none of Dodgers, any of the Dodgers Subsidiaries nor, to the Knowledge of Dodgers, any Dodgers or Dodgers Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Dodgers or any of the Dodgers Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any Government Official (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Dodgers, any of the Dodgers Subsidiaries, or any Dodgers or Dodgers Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Dodgers or any of the Dodgers Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(b) Except as would not, individually or in the aggregate, be reasonably likely to have a Dodgers Material Adverse Effect, since December 31, 2023, Dodgers and the Dodgers Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

Section 3.27 Merger Sub. Merger Sub is a direct, wholly-owned Subsidiary of Dodgers that was formed solely for the purpose of engaging in the Merger. Since the date of its incorporation and prior to the Effective Time, Merger Sub has not engaged in any activities other than the performance of activities ancillary hereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger.

Section 3.28 No Additional Representations.

(a) Except for those representations and warranties expressly set forth in this Article III and except as otherwise expressly set forth in this Agreement, neither Dodgers nor any of the Dodgers Subsidiaries or other Person acting on behalf of Dodgers makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither Dodgers nor any of the Dodgers Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, Cubs or its Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Dodgers and the Dodgers Subsidiaries or the future business and operations of Dodgers and the Dodgers Subsidiaries.

(b) Notwithstanding anything contained in this Agreement to the contrary, Dodgers acknowledges and agrees that none of Cubs or any other Person has made or is making any representations or warranties relating to Cubs or the Cubs Subsidiaries whatsoever, express or implied, beyond those expressly given by Cubs in Article II or the certificate delivered by Cubs pursuant to Section 6.2(c), including any implied representation or warranty as to the accuracy or completeness of any information regarding Cubs furnished or made available to Dodgers or any of its Representatives and that Dodgers and Merger Sub have not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Dodgers acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Dodgers or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or any other transactions contemplated hereby).

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1 Covenants of Cubs.

(a) Except (i) as set forth in Section 4.1(a) of the Cubs Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted or required by this Agreement, (iv) with the prior written consent of Dodgers (which consent shall not be unreasonably delayed, withheld or conditioned), or (v) as expressly provided for in Cubs’ capital budget (the “Cubs Budget”), a correct and complete copy of which has been made available to Dodgers, from the date hereof until the earlier of the Effective Time or the date this Agreement shall be terminated in accordance with Article VII (the “Pre-Closing Period”), Cubs (which for purposes of this Section 4.1(a) shall include the Cubs Subsidiaries) shall use commercially reasonable efforts to (A) conduct the business and operations of Cubs and the Cubs Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice, (B) preserve intact the current business organizations of Cubs and the Cubs Subsidiaries, (C) maintain in effect all existing material Cubs Permits, (D) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, and (E) maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them; provided that this Section 4.1(a) shall not prohibit Cubs and any of the Cubs Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided, however, that Cubs shall, as promptly as reasonably practicable, inform Dodgers of such condition and any such actions taken pursuant to this proviso.

(b) Except (x) as expressly permitted or required by this Agreement, as contemplated by the Cubs Budget or as set forth on Section 4.1(b) of the Cubs Disclosure Letter, (y) as required by any Cubs Material Contract in effect as of the date hereof or (z) as required by Law, during the Pre-Closing Period, Cubs shall not and shall not permit any of the Cubs Subsidiaries, without the prior written consent of Dodgers (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.1(b) may consist of an email consent from an executive officer of Dodgers) to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Cubs or any of the Cubs Subsidiaries, except for (1) regular quarterly cash dividends payable by Cubs in respect of shares of Cubs Common Stock not exceeding $0.22 per share of Cubs Common Stock and in accordance with Cubs’ current dividend policy and quarterly cash dividends of $20.3125 per share of Sub

Preferred Stock in accordance with the terms thereof and (2) dividends or distributions by a wholly-owned Subsidiary of Cubs to Cubs or another wholly-owned Subsidiary of Cubs; (B) split, combine or reclassify any capital stock of, or other equity interests in, Cubs or any of the Cubs Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Cubs or any of the Cubs Subsidiaries, except as required by the terms of any capital stock or equity interest of any Cubs Subsidiary or as contemplated or permitted by the terms of any Cubs Benefit Plan in effect as of the date hereof (including any award agreement applicable to any Cubs Option, Cubs RSU, or Cubs PSU outstanding on the date hereof or issued in accordance with this Agreement);

(ii) except for (A) issuances of shares of Cubs Common Stock in respect of any exercise of Cubs Options or settlement of Cubs RSUs or Cubs PSUs outstanding on the date hereof, (B) the sale of shares of Cubs Common Stock issued pursuant to the exercise of Cubs Options or vesting of Cubs RSUs or Cubs PSUs if necessary to effectuate exercise or the withholding of Taxes, (C) issuances of shares of Cubs Common Stock in respect of any conversion of Sub Preferred Stock and (D) transactions solely between or among Cubs and its wholly-owned Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock or other ownership interest in Cubs or any of the Cubs Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(iii) except as required by the terms of any Cubs Benefit Plan or applicable Labor Agreement in effect as of the date of this Agreement, (A) amend, modify, renew or terminate any Cubs Benefit Plan, or enter into or adopt any compensation or benefit plan, program, policy, agreement or arrangement that would be a Cubs Benefit Plan if it were in existence as of the date hereof, (B) increase or agree to increase the compensation or benefits payable to any Cubs Service Provider, (C) grant, pay, award, or accelerate the vesting of, or lapsing of restrictions with respect to, any severance or termination pay, bonuses, retention, change in control, or incentive compensation, to any Cubs Service Provider, (D) hire, transfer, promote, or terminate the employment or service of any Cubs Service Provider other than terminations for cause, (E) modify, extend or enter into any Labor Agreements, (F) recognize or certify any unions, employee representative bodies or other labor organizations as the bargaining representative for any employees of Cubs or any of the Cubs Subsidiaries, or (G) implement any “mass layoff,” “plant closing” or similar act requiring notice under the WARN Act;

(iv) waive the restrictive covenant obligations of any officers of Cubs or any of the Cubs Subsidiaries;

(v) (A) in the case of Cubs, amend or permit the adoption of any amendment to the Cubs Organizational Documents or (B) in the case of any of the Cubs Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the Cubs Organizational Documents of such Cubs Subsidiaries;

(vi) (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Merger) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) any such action solely between or among Cubs and its wholly-owned Subsidiaries or between or among wholly-owned Subsidiaries of Cubs, (2) acquisitions of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to existing Contracts which are listed in Section 4.1(b)(vi) of the Cubs Disclosure Letter, (3) excluding transactions described in clause (4) below, acquisitions where no Indebtedness is assumed and for which the consideration is equal to or less than $150,000,000 (for any single transaction) or $500,000,000 in the aggregate for all such transactions, or (4) any acquisition that is in connection with an acreage trade or similar transaction pursuant to which Cubs or any Cubs Subsidiary acquires interests if the value of the interests acquired by Cubs or any Cubs Subsidiary, and the value of interests transferred by Cubs or any Cubs Subsidiary, in such exchange (taking into account any associated cash consideration paid by or to Cubs or any Cubs Subsidiary in connection with the exchange), have reasonably equivalent value, as determined by Cubs in good faith, and in the case of clause (B) above, other than participation in, or acquisition of oil and gas, or oil, gas and mineral leases pursuant to, any lease sale or auction conducted by, on behalf of or at the direction of any Governmental Entity or University Lands, including but not limited to auctions conducted by the U.S. Bureau of Land Management, the New Mexico State Land Office, the Montana Department of Natural Resources and Conservation, or the North Dakota Department of Trust Lands;

(vii) consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Cubs or any of the Cubs Subsidiaries, or a restructuring, recapitalization or other reorganization of Cubs or any of the Cubs Subsidiaries of a similar nature;

(viii) authorize, make or commit to make capital expenditures in any trailing three (3) month period that are greater than one hundred and thirty three percent (133%) of the aggregate amount of capital expenditures for such time period as set forth in the Cubs Budget, or in the aggregate greater than one hundred and ten percent (110%) of the aggregate amount of capital expenditures set forth in the Cubs Budget, except to the extent such operations are specifically further described in Section 4.1(b)(viii) of the Cubs Disclosure Letter, except, in each case, for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(ix) sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties, other than (A) pursuant to a Contract of Cubs or any of the Cubs Subsidiaries in effect on the date of this Agreement and listed in Section 4.1(b)(ix) of the Cubs Disclosure Letter, (B) among Cubs and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of Cubs, (C) excluding transactions described in clause (G) below, sales, leases, exchanges or dispositions for which the consideration (or fair value if the consideration is non-cash) of less than $50,000,000 (for any individual transaction) or $150,000,000 (in the aggregate for all such transactions), (D) sales of Hydrocarbons made in the ordinary course of business, (E) sales of obsolete or worthless equipment, (F) the expiration of any Oil and Gas Lease in accordance with its terms and in the ordinary course of business consistent with past practice, or (G) any divestiture that is in connection with an acreage trade or similar transaction pursuant to which Cubs or any Cubs Subsidiary acquires interests if the value of the interests acquired by Cubs or any Cubs Subsidiary, and the value of interests transferred by Cubs or any Cubs Subsidiary, in such exchange (taking into account any associated cash consideration paid by or to Cubs or any Cubs Subsidiary in connection with the exchange), have reasonably equivalent value, as determined by Cubs in good faith;

(x) fail to maintain material Intellectual Property owned by Cubs or any of the Cubs Subsidiaries, or maintain rights in material Intellectual Property, in the ordinary course of business; provided that the foregoing shall not require Cubs or any of the Cubs Subsidiaries to take any action to alter the terms of any license or other Contract with respect to Intellectual Property;

(xi) (A) incur, create or suffer to exist any Encumbrance with respect to the equity securities of Cubs and its Subsidiaries or any Oil and Gas Property Encumbrance with respect to any Oil and Gas Property of Cubs and its Subsidiaries other than (1) Encumbrances or Oil and Gas Property Encumbrance, as applicable, in existence on the date hereof, (2) Permitted Encumbrances or (3) customary Oil and Gas Property Encumbrances that may be incurred in connection with any acreage trade permitted under Section 4.1(b)(vi)(B)(4) and Section 4.1(b)(ix)(G) above, or (B) incur, create, assume (including pursuant to an acquisition permitted by Section 4.1(b)(vi)) or guarantee any Indebtedness, other than (1) Indebtedness in the ordinary course of business under the Cubs Revolving Credit Agreement in an aggregate outstanding principal amount under this clause (xi)(B)(1) that would not cause the aggregate outstanding principal amount of borrowings of Cubs under the Cubs Revolving Credit Agreement to exceed $500,000,000, (2) Indebtedness solely between or among Cubs and its wholly-owned Subsidiaries or solely between or among wholly-owned Subsidiaries of Cubs, and in each case guarantees thereof, or (3) Indebtedness incurred under the Cubs Revolving Credit Agreement to fund the purchase price and related costs, fees and expenses of any acquisition permitted under Section 4.1(b)(vi); provided that in the case of each of foregoing clauses (1) through (3), such Indebtedness does not (x) impose or result in any additional material restrictions or limitations on Cubs or any of the Cubs Subsidiaries or (y) subject Cubs or any of the Cubs Subsidiaries, or, following the Closing, Dodgers or any of Dodgers Subsidiaries, to any additional material covenants or obligations (other than the obligation to make payments on such Indebtedness);

(xii) other than the settlement of any Legal Proceedings reflected or reserved against on the Cubs Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Legal Proceeding (excluding (A) any audit, claim or Legal Proceeding in respect of Taxes, which shall be governed exclusively by Section 4.1(b)(xiv) and (B) any shareholder litigation against Cubs,

Dodgers or their respective directors or officers relating to the Merger and the other transactions contemplated by this Agreement, which shall be governed exclusively by Section 5.15) involving solely the payment of monetary damages by Cubs or any of the Cubs Subsidiaries of any amount exceeding $25,000,000 in the aggregate (but excluding any amounts paid on behalf of Cubs or any of the Cubs Subsidiaries by any applicable insurance policy maintained by Cubs or any of the Cubs Subsidiaries); provided, however, that neither Cubs nor any of the Cubs Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by Cubs or any of the Cubs Subsidiaries or (3) has a materially restrictive impact on the business of Cubs or any of the Cubs Subsidiaries;

(xiii) change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Cubs and the Cubs Subsidiaries, except as required by GAAP or applicable Law;

(xiv) other than in the ordinary course of business consistent with past practice: (A) make, change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where Cubs has the authority to make such binding election), (B) amend any Tax Return that results in a material increase to a Tax liability, (C) settle or compromise any Tax claim or assessment by any Taxing Authority, (D) surrender any right to claim a refund, offset or other reduction in Tax liability, (E) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any extension of time within which to pay or file), (F) change any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years, (G) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, or (H) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax;

(xv) except as expressly permitted in this Section 4.1, (A) enter into or assume any Cubs Contract or Contract that would have been a Cubs Contract had it been entered into prior to the date of this Agreement or (B) terminate, extend, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Cubs Contract or any Contract that would have been a Cubs Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Cubs Contract;

(xvi) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of Cubs and the Cubs Subsidiaries to the extent commercially reasonable in Cubs’ business judgment in light of prevailing conditions in the insurance market;

(xvii) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xviii) enter into or suffer to exist any hedging activities or arrangements (including pursuant to any Derivative Product) (A) for speculative purposes; or (B) in violation of the Cubs Risk Policies; or

(xix) agree to take any action that is prohibited by this Section 4.1(b).

Section 4.2 Covenants of Dodgers.

(a) Except (i) as set forth in Section 4.2(a) of the Dodgers Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted or required by this Agreement, (iv) with the prior written consent of Cubs (which consent shall not be unreasonably delayed, withheld or conditioned), or (v) as expressly provided for in Dodgers’ capital budget (the “Dodgers Budget”), a correct and complete copy of which has been made available to Cubs, from the date hereof until the earlier of the Effective Time or the Pre-Closing Period, Dodgers (which for purposes of this Section 4.2(a) shall include the Dodgers Subsidiaries) shall use commercially reasonable efforts to (A) conduct the business and operations of Dodgers and the Dodgers Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice, (B) preserve intact the current business organizations of Dodgers and the Dodgers Subsidiaries, (C) maintain in effect all existing material Dodgers Permits, (D) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, and (E) maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them; provided that this Section 4.2(a) shall not prohibit Dodgers and any of the Dodgers Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided, however, that Dodgers shall, as promptly as reasonably practicable, inform Cubs of such condition and any such actions taken pursuant to this proviso.

(b) Except (x) as expressly permitted or required by this Agreement, as contemplated by the Dodgers Budget or as set forth on Section 4.2(b) of the Dodgers Disclosure Letter, (y) as required by any Dodgers Material Contract in effect as of the date hereof or (z) as required by Law, during the Pre-Closing Period, Dodgers shall not and shall not permit any of the Dodgers Subsidiaries, without the prior written consent of Cubs (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.2(b) may consist of an email consent from an executive officer of Cubs) to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Dodgers or any of the Dodgers Subsidiaries, except for (1) regular quarterly cash dividends payable by Dodgers in respect of shares of Dodgers Common Stock not exceeding $0.24 per share of Dodgers Common Stock and in accordance with Dodgers’ current dividend policy; and (2) dividends or distributions by a wholly-owned Subsidiary of Dodgers to Dodgers or another wholly-owned Subsidiary of Dodgers; (B) split, combine or reclassify any capital stock of, or other equity interests in, Dodgers or any of the Dodgers Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Dodgers or any of the Dodgers Subsidiaries, except as required by the terms of any capital stock or equity interest of any Dodgers Subsidiary or as contemplated or permitted by the terms of any Dodgers Benefit Plan in effect as of the date hereof (including any award agreement applicable to any Dodgers RSU, Dodgers DSU, Dodgers PSU, or Dodgers RSA outstanding on the date hereof or issued in accordance with this Agreement);

(ii) except for (A) issuances of shares of Dodgers Common Stock in respect of any settlement of any Dodgers RSUs, Dodgers DSUs, or Dodgers PSUs outstanding on the date hereof, (B) the sale of shares of Dodgers Common Stock issued pursuant to the vesting of Dodgers RSUs, Dodgers DSUs, Dodgers PSUs, or Dodgers RSAs, in each case, if necessary to effectuate exercise or the withholding of Taxes and (C) transactions solely between or among Dodgers and its wholly-owned Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock or other ownership interest in Dodgers or any of the Dodgers Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(iii) except as required by the terms of any Dodgers Benefit Plan or applicable Labor Agreement in effect as of the date of this Agreement, (A) amend, modify, renew or terminate any Dodgers Benefit Plan, or enter into or adopt any compensation or benefit plan, program, policy, agreement or arrangement that would be a Dodgers Benefit Plan if it were in existence as of the date hereof, (B) increase or agree to increase the compensation or benefits payable to any Dodgers Service Provider, (C) grant, pay, award, or accelerate the vesting of, or lapsing of restrictions with respect to, any severance or termination pay, bonuses, retention, change in control, or incentive compensation, to any Dodgers Service Provider, (D) hire, transfer, promote, or terminate the employment or service of any Dodgers Service Provider other than terminations for cause, (E) modify, extend or enter into any Labor Agreements, (F) recognize or certify any unions, employee representative bodies or other labor organizations as the bargaining representative for any employees of Dodgers or any of the Dodgers Subsidiaries, or (G) implement any “mass layoff,” “plant closing” or similar act requiring notice under the WARN Act;

(iv) waive the restrictive covenant obligations of any officers of Dodgers or any of the Dodgers Subsidiaries;

(v) (A) in the case of Dodgers, amend or permit the adoption of any amendment to the Dodgers Organizational Documents or (B) in the case of any of the Dodgers Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the Dodgers Organizational Documents of such Dodgers Subsidiaries;

(vi) (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Merger) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) any such action solely between or among Dodgers and its wholly-owned Subsidiaries or between or among wholly-owned Subsidiaries of Dodgers, (2) acquisitions of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to existing Contracts which are listed in Section 4.2(b)(vi) of the Dodgers Disclosure Letter, (3) excluding transactions described in clause (4) below, acquisitions where no Indebtedness is assumed and for which the consideration is equal to or less than $150,000,000 (for any single transaction) or $500,000,000 in the aggregate for all such transactions or (4) any acquisition that is in connection with an acreage trade or similar transaction pursuant to which Dodgers or any Dodgers Subsidiary acquires interests if the value of the interests acquired by Dodgers or any Dodgers Subsidiary, and the value of interests transferred by Dodgers or any Dodgers Subsidiary, in such exchange (taking into account any associated cash consideration paid by or to Dodgers or any Dodgers Subsidiary in connection with the exchange), have reasonably equivalent value, as determined by Dodgers in good faith, and in the case of clause (B) above, other than participation in, or acquisition of oil and gas, or oil, gas and mineral leases pursuant to, any lease sale or auction conducted by, on behalf of or at the direction of any Governmental Entity or University Lands, including but not limited to auctions conducted by the U.S. Bureau of Land Management, the New Mexico State Land Office, the Montana Department of Natural Resources and Conservation, or the North Dakota Department of Trust Lands;

(vii) consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Dodgers or any of the Dodgers Subsidiaries, or a restructuring, recapitalization or other reorganization of Dodgers or any of the Dodgers Subsidiaries of a similar nature;

(viii) authorize, make or commit to make capital expenditures in any trailing three (3) month period that are greater than one hundred and thirty three percent (133%) of the aggregate amount of capital expenditures for such time period as set forth in the Dodgers Budget, or in the aggregate greater than one hundred and ten percent (110%) of the aggregate amount of capital expenditures set forth in the Dodgers Budget, except to the extent such operations are specifically further described in Section 4.2(b)(viii) of the Dodgers Disclosure Letter, except, in each case, for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(ix) sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties, other than (A) pursuant to a Contract of Dodgers or any of the Dodgers Subsidiaries in effect on the date of this Agreement and listed in Section 4.2(b)(ix) of the Dodgers Disclosure Letter, (B) among Dodgers and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of Dodgers, (C) excluding transactions described in clause (G) below, sales, leases, exchanges or dispositions for which the consideration (or fair value if the consideration is non-cash) of less than $50,000,000 (for any individual transaction) or $150,000,000 (in the aggregate for all such transactions), (D) sales of Hydrocarbons made in the ordinary course of business, (E) sales of obsolete or worthless equipment, (F) the expiration of any Oil and Gas Lease in accordance with its terms and in the ordinary course of business consistent with past practice or (G) any divestiture that is in connection with an acreage trade or similar transaction pursuant to which Dodgers or any Dodgers Subsidiary acquires interests if the value of the interests acquired by Dodgers or any Dodgers Subsidiary, and the value of interests transferred by Dodgers or any Dodgers Subsidiary, in such exchange (taking into account any associated cash consideration paid by or to Dodgers or any Dodgers Subsidiary in connection with the exchange), have reasonably equivalent value, as determined by Dodgers in good faith;

(x) fail to maintain material Intellectual Property owned by Dodgers or any of the Dodgers Subsidiaries, or maintain rights in material Intellectual Property, in the ordinary course of business; provided that the foregoing shall not require Dodgers or any of the Dodgers Subsidiaries to take any action to alter the terms of any license or other Contract with respect to Intellectual Property;

(xi) (A) incur, create or suffer to exist any Encumbrance with respect to the equity securities of Dodgers and its Subsidiaries or any Oil and Gas Property Encumbrance with respect to any Oil and Gas Property of Dodgers and its Subsidiaries other than (1) Encumbrances or Oil and Gas Property Encumbrance, as applicable, in existence on the date hereof, (2) Permitted Encumbrances or (3) customary Oil and Gas Property Encumbrances that may be incurred in connection with any acreage trade permitted under Section 4.2(b)(vi)(B)(4) and Section 4.2(b)(ix)(G) above, or (B) incur, create, assume (including pursuant to an acquisition permitted by Section 4.2(b)(vi)) or guarantee any Indebtedness, other than (1) Indebtedness in the ordinary course of business under the Dodgers Revolving Credit Agreement in an aggregate outstanding principal amount under this clause (xi)(B)(1) that would not cause the aggregate outstanding principal amount of borrowings of Dodgers under the Dodgers Revolving Credit Agreement to exceed $500,000,000, (2) Indebtedness solely between or among Dodgers and its wholly-owned Subsidiaries or solely between or among wholly-owned Subsidiaries of Dodgers, and in each case guarantees thereof, (3) Indebtedness incurred under Dodgers’ existing commercial paper program (as amended, restated, amended and restated, replaced, refinanced, supplemented, modified, extended or otherwise changed) or (4) Indebtedness incurred under the Dodgers Revolving Credit Agreement to fund the purchase price and related costs, fees and expenses of any acquisition permitted under Section 4.2(b)(vi); provided that in the case of each of foregoing clauses (1) through (4), such Indebtedness does not (x) impose or result in any additional material restrictions or limitations on Dodgers or any of the Dodgers Subsidiaries or (y) subject Dodgers or any of the Dodgers Subsidiaries, or, following the Closing, Cubs or any of the Cubs Subsidiaries, to any additional material covenants or obligations (other than the obligation to make payments on such Indebtedness);

(xii) other than the settlement of any Legal Proceedings reflected or reserved against on the Dodgers Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Legal Proceeding (excluding (A) any audit, claim or Legal Proceeding in respect of Taxes, which shall be governed exclusively by Section 4.2(b)(xiv) and (B) any shareholder litigation against Cubs, Dodgers or their respective directors or officers relating to the Merger and the other transactions contemplated by this Agreement, which shall be governed exclusively by Section 5.15) involving solely the payment of monetary damages by Dodgers or any of the Dodgers Subsidiaries of any amount exceeding $25,000,000 in the aggregate (but excluding any amounts paid on behalf of Dodgers or any of the Dodgers Subsidiaries by any applicable insurance policy maintained by Dodgers or any of the Dodgers Subsidiaries); provided, however, that neither Dodgers nor any of the Dodgers Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by Dodgers or any of the Dodgers Subsidiaries or (3) has a materially restrictive impact on the business of Dodgers or any of the Dodgers Subsidiaries;

(xiii) change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Dodgers and the Dodgers Subsidiaries, except as required by GAAP or applicable Law;

(xiv) other than in the ordinary course of business consistent with past practice: (A) make, change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where Dodgers has the authority to make such binding election), (B) amend any Tax Return that results in a material increase to a Tax liability, (C) settle or compromise any Tax claim or assessment by any Taxing Authority, (D) surrender any right to claim a refund, offset or other reduction in Tax liability, (E) fail to timely pay any material Tax or file any material Tax Return when due (taking into account any extension of time within which to pay or file), (F) change any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years, (G) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, or (H) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax;

(xv) except as expressly permitted in this Section 4.2, (A) enter into or assume any Dodgers Contract or Contract that would have been a Dodgers Contract had it been entered into prior to the date of this Agreement or (B) terminate, extend, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under, or waive or accelerate any material rights or defer any material liabilities under any Dodgers Contract or any Contract that would have been a Dodgers Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Dodgers Contract;

(xvi) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of Dodgers and the Dodgers Subsidiaries to the extent commercially reasonable in Dodgers’ business judgment in light of prevailing conditions in the insurance market;

(xvii) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xviii) enter into or suffer to exist any hedging activities or arrangements (including pursuant to any Derivative Product) (A) for speculative purposes; or (B) in violation of the Dodgers Risk Policies; or

(xix) agree to take any action that is prohibited by this Section 4.2(b).

ARTICLE V

ADDITIONAL COVENANTS OF THE PARTIES

Section 5.1 Investigation.

(a) Each of Cubs and Dodgers shall afford to the other party and to the directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the Pre-Closing Period, to its and its Subsidiaries’ personnel and properties (to the extent and only to the extent Cubs or Dodgers, as applicable, or its respective Subsidiaries has the right to permit access to such properties), Contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Laws and with such additional financing, operating and other data and information regarding Cubs and the Cubs Subsidiaries, as Dodgers may reasonably request in connection with activities related to the completion of the transactions contemplated by this Agreement (collectively, the “Activities”), or regarding Dodgers and the Dodgers Subsidiaries, as Cubs may reasonably request in connection with the Activities, as the case may be; provided, however, that in no event shall the accessing Party and its Representatives be permitted to conduct any invasive sampling, monitoring or other invasive investigations, including any Phase II environmental assessment or investigations, except that, for the avoidance of doubt, the preceding restriction shall not prohibit any visual inspections, including use of customary visual inspection devices (such as Optical Gas Imaging Cameras, LIDAR, FLIR or other imaging devices), whether on land or by air. Notwithstanding the foregoing, (i) neither Cubs nor Dodgers nor their respective Subsidiaries shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any applicable Law, Contract or obligation of confidentiality to which such party or any of its Subsidiaries is a party (provided that Dodgers or Cubs, as the case may be, has used its reasonable efforts to find an alternative way to provide the access or information contemplated by this Section 5.1), cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law, and (ii) Cubs, Dodgers and their respective Subsidiaries shall, and shall cause their respective Affiliates and Representatives to, observe and comply with all bona fide health, safety and security rules, regulations, requirements and instructions of such other party, as well as any applicable third party operator of such party (including the execution and delivery of any documentation or paperwork required by such third party operators with respect to any party’s access to any of the Oil and Gas Properties of the other party), as applicable, and the terms and conditions of the Confidentiality Agreement.

(b) With respect to any applicable Oil and Gas Properties where access has been provided pursuant to Section 5.1(a), each of Cubs and Dodgers, as applicable, hereby agrees to defend, indemnify and hold harmless the other party, its Affiliates and their respective Representatives and third party operators (if applicable) from and against any and all losses and liabilities arising out of, resulting from or relating to, any field visit, environmental site assessment, or other due diligence activity conducted by Cubs or Dodgers, as applicable, on the other party’s Oil and Gas Properties, and its Affiliates or Representatives (including any environmental consultant or landman), even if such losses or liabilities arise out of or result from, solely or in part, the sole, active, passive, concurrent or comparative negligence, strict liability or other fault or violation of law of or by any indemnified person in this Section 5.1(b), excepting losses or liabilities to the extent actually resulting from the gross negligence or willful misconduct of any indemnified person in this Section 5.1(b); provided that nothing in this Section 5.1(b) shall require either party to indemnify or hold harmless the other party from and against any damages or claims arising from the mere discovery or identification of existing conditions or circumstances to the extent not caused, contributed to, or exacerbated by the party (including its Affiliates and Representatives) that is being afforded access to such Oil and Gas Property.

(c) The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be subject to the terms of that certain Confidentiality Agreement, effective as of December 23, 2025, between Cubs and Dodgers (the “Confidentiality Agreement”).

Section 5.2 Registration Statement and Proxy Statement for Stockholder Approval. As soon as practicable following the execution of this Agreement, Dodgers and Cubs shall jointly prepare and each shall file with the SEC a joint proxy statement in preliminary form, which shall contain each of the Dodgers Recommendation and the Cubs Recommendation (unless, in either case, a Dodgers Adverse Recommendation Change or a Cubs Adverse Recommendation Change, as applicable, occurs) and comply with applicable Laws (the “Joint Proxy Statement”), and Dodgers shall prepare and file with the SEC (i) a Registration Statement on Form S-4, in which the Joint Proxy Statement will be included, and (ii) a prospectus relating to the Dodgers Common Stock to be offered and sold pursuant to this Agreement and the Merger. Dodgers and Cubs shall use their respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing. Each of Dodgers and Cubs shall use its reasonable best efforts to mail the Joint Proxy Statement to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Dodgers shall also use its reasonable best efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of shares of Dodgers Common Stock pursuant to this Agreement, and each party shall furnish all information concerning Cubs, Dodgers and the holders of capital stock of Cubs and Dodgers, as applicable, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Joint Proxy Statement. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the Registration Statement will be made by Dodgers, or with respect to the Joint Proxy Statement will be made by Cubs, Dodgers or any of their Subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon. Dodgers will advise Cubs, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Dodgers Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Dodgers and Cubs shall advise the other party, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Cubs or Dodgers, or any of their respective Affiliates, officers or directors, is discovered by Cubs or Dodgers which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either the Dodgers Stockholders or the Cubs Stockholders, as applicable.

Section 5.3 Stockholders Meetings.

(a) Cubs shall take all action necessary in accordance with applicable Laws and the Cubs Organizational Documents to duly give notice of, convene and hold a meeting of the Cubs Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to consider the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger (the “Cubs Stockholders’ Meeting”). Subject to Section 5.4(b) and (c), Cubs will, through the Cubs Board, recommend that the Cubs Stockholders adopt this Agreement and will use commercially reasonable efforts to solicit from the Cubs Stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the Cubs Stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals. Without limiting the generality of the foregoing, Cubs agrees that (i) its obligations pursuant to the first sentence of this Section 5.3(a) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Cubs of any Acquisition Proposal with respect to Cubs or (B) any Cubs Adverse Recommendation Change and (ii) no Acquisition Proposal with respect to Cubs shall be presented to the Cubs Stockholders for approval at the Cubs Stockholders’ Meeting or any other meeting of the Cubs Stockholders; provided that, nothing set forth in this Section 5.3 shall prohibit Cubs or the Cubs Board from disclosing to the Cubs Stockholders the existence of, or any terms or provisions of, any Acquisition Proposal with respect to Cubs or any of the modifications thereto. In the event of a Cubs Adverse Recommendation Change specifically permitted by Section 5.4(b) or (c), Cubs shall have an obligation to use commercially reasonable efforts to cause its proxy solicitation firm to solicit proxies to attend and vote at the Cubs Stockholders’ Meeting but shall have no other obligation to solicit proxies to obtain the Cubs Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, Cubs (i) shall be required to adjourn or postpone the Cubs Stockholders’ Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Cubs Stockholders or (B) if, as of the time for which the Cubs Stockholders’ Meeting is scheduled, there are insufficient shares of Cubs Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Cubs Stockholders’ Meeting and (ii) may adjourn or postpone the Cubs Stockholders’ Meeting if, as of the time for which the Cubs Stockholders’ Meeting is scheduled, there are insufficient shares of Cubs Common Stock represented (either in person or by proxy) to obtain the Cubs Stockholders’ Approval; provided, however, that the Cubs Stockholders’ Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Termination Date.

(b) Dodgers shall take all action necessary in accordance with applicable Laws and the Dodgers Organizational Documents to duly give notice of, convene and hold a meeting of the Dodgers Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to vote upon the Dodgers Proposals (the “Dodgers Stockholders’ Meeting”). Subject to Sections 5.4(e) and (f), Dodgers will, through the Dodgers Board, recommend that the Dodgers Stockholders approve the Dodgers Proposals and will use commercially reasonable efforts to solicit from the Dodgers Stockholders proxies in favor of the Dodgers Proposals and to take all other action necessary or advisable to secure the vote or consent of the Dodgers Stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals. Without limiting the generality of the foregoing, Dodgers agrees that (i) its obligations pursuant to the first sentence of this Section 5.3(b) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Dodgers of any Acquisition Proposal with respect to Dodgers or (B) any Dodgers Adverse Recommendation Change and (ii) no Acquisition

Proposal with respect to Dodgers shall be presented to the Dodgers Stockholders for approval at the Dodgers Stockholders’ Meeting or any other meeting of the Dodgers Stockholders; provided that, nothing set forth in this Section 5.3 shall prohibit Dodgers or the Dodgers Board from disclosing to the Dodgers Stockholders the existence of, or any terms or provisions of, any Acquisition Proposal with respect to Dodgers or any of the modifications thereto. In the event of a Dodgers Adverse Recommendation Change specifically permitted by Sections 5.4(e) or (f), Dodgers shall have an obligation to use commercially reasonable efforts to cause its proxy solicitation firm to solicit proxies to attend and vote at the Dodgers Stockholders’ Meeting but shall have no other obligation to solicit proxies to obtain the Dodgers Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, Dodgers (i) shall be required to adjourn or postpone the Dodgers Stockholders’ Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Dodgers Stockholders or (B) if, as of the time for which the Dodgers Stockholders’ Meeting is scheduled, there are insufficient shares of Dodgers Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Dodgers Stockholders’ Meeting and (ii) may adjourn or postpone the Dodgers Stockholders’ Meeting if, as of the time for which the Dodgers Stockholders’ Meeting is scheduled, there are insufficient shares of Dodgers Common Stock represented (either in person or by proxy) to obtain the Dodgers Stockholders’ Approval; provided, however, that the Dodgers Stockholders’ Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Termination Date.

(c) Cubs and Dodgers shall (i) as promptly as practicable after the date of this Agreement and in consultation with the other party, set a preliminary record date for the Cubs Stockholders’ Meeting or the Dodgers Stockholders’ Meeting, as applicable, and commence a broker search pursuant to Rule 14a-13 under the Exchange Act in connection therewith and (ii) cooperate and use their reasonable best efforts to schedule and convene the Cubs Stockholders’ Meeting and the Dodgers Stockholders’ Meeting on the same date. Cubs and Dodgers each agrees (x) to provide the other reasonably detailed periodic updates concerning proxy solicitation results on a timely basis and (y) to give written notice to the other party one day prior to the Cubs Stockholders’ Meeting or the Dodgers Stockholders’ Meeting, as applicable, and on the day of, but prior to the Cubs Stockholders’ Meeting or the Dodgers Stockholders’ Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Cubs Stockholder Approval or the Dodgers Stockholder Approval, as applicable, have been obtained.

(d) The only matters to be voted upon at the Cubs Stockholders’ Meeting and the Dodgers Stockholders’ Meeting are (i) in the case of the Cubs, the Cubs Stockholder Approval and routine proposals required in connection with such vote and (ii) in the case of Dodgers, the Dodgers Stockholder Approval and routine proposals required in connection with such vote.

Section 5.4 Non-Solicitation.

(a) Cubs agrees that, except as expressly contemplated by this Agreement, neither it nor any of the Cubs Subsidiaries shall, and Cubs shall use its reasonable best efforts, and shall cause each of the Cubs Subsidiaries to use their respective reasonable best efforts to, cause their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Cubs or any of the Cubs Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Cubs, (ii) other than clarifying terms of the Acquisition Proposal in accordance with the penultimate sentence of this Section 5.4(a), participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Cubs or any of the Cubs Subsidiaries or afford access to the properties, books or records of Cubs or any of the Cubs Subsidiaries to any Person that has made an Acquisition Proposal with respect to Cubs or to any Person in contemplation of making an Acquisition Proposal with respect to Cubs, or (iii) accept an Acquisition Proposal with respect to Cubs or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Cubs (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which could reasonably be expected to cause Cubs to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (each, a “Cubs Acquisition Agreement”). Any violation of the foregoing restrictions by any of the Cubs Subsidiaries or by any Representatives of Cubs or any of the Cubs Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Cubs or any of the Cubs Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Cubs. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Cubs Stockholder Approval, Cubs and the Cubs Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(a) with respect to a third party if (w) after the date of this Agreement, Cubs receives a written Acquisition Proposal with respect to Cubs from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Cubs or any of the Cubs Subsidiaries or any of their respective Representatives), (x) Cubs provides Dodgers the notice required by Section 5.4(g) with respect to such Acquisition Proposal, (y) the Cubs Board determines in good faith (after consultation with Cubs’ financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Cubs, and (z) the Cubs Board determines in good faith (after consultation with Cubs’ outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that Cubs shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party. Notwithstanding the limitations set forth in this Section 5.4(a) and subject to compliance with Cubs’ obligations contained in Section 5.4(g), if Cubs receives, following the date hereof and prior to the Cubs Stockholders’ Meeting, an unsolicited bona fide written Acquisition Proposal that did not result from a material breach of this Section 5.4, Cubs and its Representatives may contact the Person or any of such Person’s Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that Cubs may inform itself about such Acquisition Proposal. Nothing contained in this Section 5.4 shall prohibit Cubs or the Cubs Board from taking and disclosing to the Cubs Stockholders a position with respect to an Acquisition Proposal with respect to Cubs pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law; provided that, the foregoing clause shall not be deemed to permit Cubs or the Cubs Board to effect a Cubs Adverse Recommendation Change except in accordance with Section 5.4(b) or Section 5.4(c).

(b) Neither (i) the Cubs Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend, modify or qualify in a manner adverse to Dodgers or Merger Sub), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to Dodgers or Merger Sub), the Cubs Recommendation or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Cubs (any action described in this clause (i) being referred to as a “Cubs Adverse Recommendation Change”) nor (ii) shall Cubs or any of the Cubs Subsidiaries execute or enter into a Cubs Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Cubs Stockholder Approval, and subject to Cubs’ compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Superior Proposal with respect to Cubs that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Cubs or any of the Cubs Subsidiaries or any of their respective Representatives, the Cubs Board may make a Cubs Adverse Recommendation Change; provided, however, that Cubs shall not be entitled to exercise its right to make a Cubs Adverse Recommendation Change in response to a Superior Proposal with respect to Cubs (x) until five (5) Business Days after Cubs provides written notice to Dodgers (a “Cubs Notice”) advising Dodgers that the Cubs Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal, (y) if during such five (5) Business Day period, Dodgers proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Cubs Board determines in good faith (after consultation with Cubs’ financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Cubs and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Cubs Notice and a new three (3) Business Day period under this Section 5.4(b)) and (z) unless the Cubs Board, after consultation with outside legal counsel, determines that the failure to make a Cubs Adverse Recommendation Change would be inconsistent with its fiduciary duties.

(c) Notwithstanding the first sentence of Section 5.4(b), at any time prior to obtaining the Cubs Stockholder Approval, and subject to Cubs’ compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Cubs Intervening Event, the Cubs Board may make a Cubs Adverse Recommendation Change described in clause (A) of the definition thereof if the Cubs Board (i) determines in good faith, after consultation with Cubs’ outside legal counsel and any other advisor it chooses to consult, that the failure to make such Cubs Adverse Recommendation Change would be inconsistent with its fiduciary duties, (ii) determines in good faith that the reasons for making such Cubs Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to Cubs and (iii) provides written notice to Dodgers (a “Cubs Notice of Change”) advising Dodgers that the Cubs Board is contemplating making a Cubs Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Cubs Board may not make such a Cubs Adverse Recommendation Change until the third Business Day after receipt by Dodgers of the Cubs Notice of Change and (y) during such three (3) Business Day period, at the request of Dodgers, Cubs shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Cubs Board not to make such Cubs Adverse Recommendation Change consistent with its fiduciary duties.

(d) Dodgers agrees that, except as expressly contemplated by this Agreement, neither it nor any of the Dodgers Subsidiaries shall, and Dodgers shall use its reasonable best efforts, and shall cause each of the Dodgers Subsidiaries to use their respective reasonable best efforts to, cause their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Dodgers or any of the Dodgers Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Dodgers, (ii) other than clarifying terms of the Acquisition Proposal in accordance with the penultimate sentence of this Section 5.4(d), participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Dodgers or any of the Dodgers Subsidiaries or afford access to the properties, books or records of Dodgers or any of the Dodgers Subsidiaries to any Person that has made an Acquisition Proposal with respect to Dodgers or to any Person in contemplation of making an Acquisition Proposal with respect to Dodgers, or (iii) accept an Acquisition Proposal with respect to Dodgers or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Dodgers (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which could reasonably be expected to cause Dodgers to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (each, a “Dodgers Acquisition Agreement”). Any violation of the foregoing restrictions by any of the Dodgers Subsidiaries or by any Representatives of Dodgers or any of the Dodgers Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Dodgers or any of the Dodgers Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Dodgers. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Dodgers Stockholder Approval, Dodgers and the Dodgers Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(d) with respect to a third party if (w) after the date of this Agreement, Dodgers receives a written Acquisition Proposal with respect to Dodgers from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Dodgers or any of the Dodgers Subsidiaries or any of their respective Representatives), (x) Dodgers provides Cubs the notice required by Section 5.4(g) with respect to such Acquisition Proposal, (y) the Dodgers Board determines in good faith (after consultation with Dodgers’ financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Dodgers, and (z) the Dodgers Board determines in good faith (after consultation with Dodgers’ outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that Dodgers shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party. Notwithstanding the limitations set forth in this Section 5.4(d), and subject to compliance with Dodgers’ obligations contained in Section 5.4(g), if Dodgers receives, following the date hereof and prior to the Dodgers Stockholders’ Meeting, an unsolicited bona fide written Acquisition Proposal that did not result from a material breach of this Section 5.4, Dodgers and its Representatives may contact the Person or any of such Person’s Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that Dodgers may inform itself about such Acquisition Proposal. Nothing contained in this Section 5.4 shall prohibit Dodgers or the Dodgers Board from taking and disclosing to the Dodgers Stockholders a position with respect to an Acquisition Proposal with respect to Dodgers pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law; provided that, the foregoing clause shall not be deemed to permit Dodgers or the Dodgers Board to effect a Dodgers Adverse Recommendation Change except in accordance with Section 5.4(e) or Section 5.4(f).

(e) Neither (i) the Dodgers Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend, modify or qualify in a manner adverse to Cubs), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to Cubs), the Dodgers Recommendation or the Dodgers Proposals or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Dodgers (any action described in this clause (i) being referred to as a “Dodgers Adverse Recommendation Change”) nor (ii) shall Dodgers or any of the Dodgers Subsidiaries execute or enter into, a Dodgers Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Dodgers Stockholder Approval, and subject to Dodgers’ compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Superior Proposal with respect to Dodgers, that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Dodgers or any of the Dodgers Subsidiaries or any of their respective Representatives, the Dodgers Board may make a Dodgers Adverse Recommendation Change; provided, however, that Dodgers shall not be entitled to exercise its right to make a Dodgers Adverse Recommendation Change in response to a Superior Proposal with respect to Dodgers (x) until five (5) Business Days after Dodgers provides written notice to Cubs (a “Dodgers Notice”) advising Cubs that the Dodgers Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal, (y) if during such five (5) Business Day period, Cubs proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Dodgers Board determines in good faith (after consultation with Dodgers’ financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Dodgers and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Dodgers Notice and a new three (3) Business Day period under this Section 5.4(e)) and (z) unless the Dodgers Board, after consultation with outside legal counsel, determines that the failure to make a Dodgers Adverse Recommendation Change would be inconsistent with its fiduciary duties.

(f) Notwithstanding the first sentence of Section 5.4(e), at any time prior to obtaining the Dodgers Stockholder Approval, and subject to Dodgers’ compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Dodgers Intervening Event, the Dodgers Board may make a Dodgers Adverse Recommendation

Change described in clause (A) of the definition thereof if the Dodgers Board (i) determines in good faith, after consultation with Dodgers’ outside legal counsel and any other advisor it chooses to consult, that the failure to make such Dodgers Adverse Recommendation Change would be inconsistent with its fiduciary duties, (ii) determines in good faith that the reasons for making such Dodgers Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to Dodgers and (iii) provides written notice to Cubs (a “Dodgers Notice of Change”) advising Cubs that the Dodgers Board is contemplating making a Dodgers Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Dodgers Board may not make such a Dodgers Adverse Recommendation Change until the third Business Day after receipt by Cubs of the Dodgers Notice of Change and (y) during such three (3) Business Day period, at the request of Cubs, Dodgers shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Dodgers Board not to make such Dodgers Adverse Recommendation Change consistent with its fiduciary duties.

(g) The parties agree that in addition to the obligations of Cubs and Dodgers set forth in the foregoing paragraphs (a) through (f) of this Section 5.4, as promptly as practicable (and in any event within twenty-four (24) hours) after receipt thereof, Cubs or Dodgers, as applicable, shall advise Dodgers or Cubs, respectively, in writing of any request for information or any Acquisition Proposal with respect to such party received from any Person, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal with respect to such party, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Cubs or Dodgers, as applicable, shall promptly provide to Dodgers or Cubs, respectively, copies of any written materials received by Cubs or Dodgers, as applicable, in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of Cubs and Dodgers agrees that it shall simultaneously provide to the other any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to the other. Cubs and Dodgers shall keep Dodgers and Cubs, respectively, fully informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of Cubs and Dodgers agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party; provided, however, that prior to, but not after, obtaining the Cubs Stockholder Approval or Dodgers Stockholder Approval (as applicable), if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Cubs Board or Dodgers Board (as applicable) determines in good faith after consultation with Cubs’ or Dodgers’ (as applicable) outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties, Cubs or Dodgers (as applicable) shall be permitted to waive, without the other’s prior written consent, such standstill or similar provision solely to the extent necessary to permit such third party to make an Acquisition Proposal to Cubs or Dodgers (as applicable), on a confidential basis; provided, however, that Cubs or Dodgers (as applicable) shall advise the other party in writing at least two (2) calendar days prior to taking such action.

(h) Immediately after the execution and delivery of this Agreement, each party hereto will, and will cause its Subsidiaries and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore relating to any possible Acquisition Proposal with respect to such party. Each party agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.4 and (ii) promptly request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring such party or any material portion thereof to return or destroy all confidential information heretofore furnished to such Person by or on its behalf.

Section 5.5 Consummation of the Merger; Additional Agreements.

(a) As promptly as reasonably practicable (but in no event later than twenty (20) Business Days) following the date of this Agreement, Cubs and Dodgers each shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) Notification and Report Forms relating to the transactions contemplated herein to the extent any such filing is required by the HSR Act. Cubs and Dodgers shall each request and shall use reasonable best efforts to obtain early termination of any waiting period under the HSR Act and Cubs and Dodgers shall each promptly (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by the FTC or the DOJ.

(b) Each of Cubs and Dodgers shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all other notices, reports and other documents required to be filed with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Each of Dodgers and Cubs shall promptly (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by a Governmental Entity of any jurisdiction and which the parties may reasonably deem appropriate. No party shall independently participate in any meeting, or engage in any substantive meeting, with any Governmental Entity in respect to any filings, investigation or other inquiry without giving the other party prior notice of the meeting and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. The parties will consult and cooperate with one another and permit the other party or its counsel to review in advance any proposed communication by such party to any Governmental Entity in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act, other antitrust Laws or any applicable state Laws in connection with the Merger and the other transactions contemplated by this Agreement. The parties shall discuss in advance and jointly determine the strategy and timing for obtaining any clearances required or advisable under any applicable Law in connection with this Agreement or the transactions contemplated by this Agreement.

(c) Each of Cubs and Dodgers shall (i) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such Legal Proceeding or threat and (iii) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and promptly inform the other party of any communication to or from any Governmental Entity regarding the Merger. In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging the Merger or the other transactions contemplated by this Agreement as violative of the HSR Act or any other applicable competition Laws, Cubs and Dodgers shall use their commercially reasonable efforts to initiate or participate in any Legal Proceedings, whether judicial or administrative, in order to (i) oppose or defend against any Legal Proceeding by any Governmental Entity to prevent or enjoin the consummation of the Merger or the other transactions contemplated by this Agreement or (ii) take such action as necessary to overturn any regulatory Legal Proceeding by any Governmental Entity to block consummation of the Merger or the other transactions contemplated by this Agreement, including by defending any such Legal Proceeding brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Merger or the other transactions contemplated by this Agreement resulting from any such Legal Proceeding.

(d) Subject to the conditions and upon the terms of this Agreement, each of Dodgers and Cubs shall use reasonable best efforts to take, or cause to be taken, all actions necessary to carry out the intent and purposes of this Agreement and to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each party to this Agreement shall (i) reasonably cooperate with the other party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver of authorization (including any authorization of a Governmental Entity) required to be obtained from parties to any material Contracts (if any) or required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement (provided, however, that Dodgers, Merger Sub and Cubs shall not be required to pay any fees or make any other payments to any such Person in order to obtain any such approval, consent, ratification, permission, waiver or authorization (other than normal filing fees imposed by Law)); and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger.

(e) Notwithstanding anything to the contrary contained in this Agreement, (i) neither Cubs nor Dodgers shall, nor shall it permit any of its Subsidiaries to, without the prior written consent of the other party, divest or hold separate or otherwise take or commit to take any action that limits its freedom, or after the Merger, its freedom of action with respect to, or its ability to retain, Cubs and the Cubs Subsidiaries, Dodgers or the Dodgers Subsidiaries, or any of the respective businesses or assets of Dodgers, Cubs or any of their respective Subsidiaries or Affiliates and (ii) neither Dodgers nor Cubs, nor any of their respective Affiliates, shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, Cubs and the Cubs Subsidiaries, Dodgers or the Dodgers Subsidiaries, or any of the respective businesses or assets of Dodgers, Cubs or any of their respective Subsidiaries or Affiliates, in each case if such divestiture or other action with respect thereto (i) is not conditioned on the Closing or (ii) would, individually or in the aggregate, reasonably be expected to have a Cubs Material Adverse Effect or a Dodgers Material Adverse Effect.

Section 5.6 Employee and Labor Matters.

(a) The following provisions shall apply with respect to the compensation and benefits to be provided after the Effective Time in respect of individuals who are employees of Dodgers or any of the Dodgers Subsidiaries as of immediately prior to the Effective Time (the “Dodgers Employees”) and to individuals who are employees of Cubs or any of the Cubs Subsidiaries as of immediately prior to the Effective Time (the “Cubs Employees” and, together with the Dodgers Employees, the “Continuing Employees”). Except where applicable Law requires more favorable treatment or as required under any Labor Agreement, Dodgers and Cubs agree that for the period beginning at the Effective Time and ending one (1) year following the Effective Time (or if earlier, upon the Continuing Employee’s termination of employment), each Continuing Employee shall receive the following compensation and benefits: (i) base salary or hourly wage rate and target annual cash incentive opportunity that are no less favorable in the aggregate than what was provided to such Continuing Employee immediately prior to the Effective Time; provided that, in all cases, such base salary or hourly wage shall be no less than that provided to such Continuing Employee immediately prior to the Effective Time, (ii) a target long-term incentive opportunity that is no less favorable than that provided to such Continuing Employee immediately prior to the Effective Time, (iii) severance payments and benefits in accordance with the applicable Benefit Plan in which such Continuing Employee was eligible to participate in as of immediately prior to the Effective Time, and (iv) other employee benefits (excluding any change in control, transaction and retention bonuses and payments, and defined benefit pension benefits) that are substantially comparable in the aggregate to either (x) those provided to such Continuing Employee as of immediately prior to the Effective Time or (y) those provided to similarly situated employees of Dodgers.

(b) Subject to applicable Law and any obligations under any Labor Agreement, for all purposes under the benefit and compensation plans of Dodgers and the Dodgers Subsidiaries providing benefits to any Continuing Employee after the Effective Time (excluding any defined benefit pension benefits and retiree medical benefits) (the “New Plans”), each Cubs Employee shall be credited with his or her years of service with Cubs and the Cubs Subsidiaries (and any predecessors) before the Effective Time, and each Dodgers Employee shall be credited with his or her years of service with Dodgers and the Dodgers Subsidiaries (and any predecessors) before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Cubs Benefit Plan or Dodgers Benefit Plan, as applicable; provided that such service crediting shall not be required (i) to the extent it would result in a duplication of benefits, nor (ii) to the extent Cubs Employees and Dodgers Employees are affected without regard to whether employment before the Effective Time was with Cubs and the Cubs Subsidiaries or Dodgers and the Dodgers Subsidiaries (for example, in the event a New Plan is adopted for Cubs Employees and Dodgers Employees under which no participants receive credit for service before the effective date of the New Plan). In addition, and without limiting the generality of the foregoing provisions of this paragraph (b): (x) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Cubs Benefit Plan or

Dodgers Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (y) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Dodgers shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and Dodgers shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Dodgers or one of the Dodgers Subsidiaries shall pay, or cause to be paid, to each Cubs Employee who, as of immediately prior to the Effective Time, is eligible to receive a bonus or other cash-based incentive award in respect of the 2026 calendar year pursuant to any Cubs Benefit Plan disclosed on Section 2.12(a) of the Cubs Disclosure Letter that is a cash bonus or other cash-based incentive plan or program (each, a “Cubs Bonus Plan”, and each such individual, a “Potential Bonus Recipient”), such bonus or other cash-based incentive award, to the extent earned pursuant to the terms of the applicable Cubs Bonus Plan (the “Earned Bonus”), at substantially the same time, and in substantially the manner, prescribed by the applicable Cubs Bonus Plan as in effect immediately prior to the Effective Time (and, for the avoidance of doubt, subject to all continued service requirements and forfeiture provisions of the applicable Cubs Bonus Plan). Any Earned Bonus payable to a Potential Bonus Recipient pursuant to this Section 5.6(c) shall in no event be less than the amount accrued by Cubs in respect of such Potential Bonus Recipient under the applicable Cubs Bonus Plan for the 2026 calendar year, beginning on the first day of the 2026 calendar year and ending at the Effective Time (with such accrual based on the actual levels of performance achieved as of immediately prior to the Effective Time, as determined by the Cubs Board (or an appropriate committee thereof) in consultation with Dodgers).

(d) Nothing contained in this Section 5.6(d) (whether express or implied) shall (i) create or confer any rights, remedies or claims upon any employee, director, officer, or individual service provider or any right of employment or engagement or continued employment or engagement or any particular term or condition of employment or engagement for any Cubs Service Provider, Dodgers Service Provider, or any other Person, (ii) be considered or deemed to establish, amend, or modify any Dodgers Benefit Plan, Cubs Benefit Plan, New Plan, or any other benefit or compensation plan, program, policy, agreement, arrangement, or contract, or (iii) confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the parties to this Agreement. The provisions of this Section 5.6(d) shall not be construed to prevent the termination of employment or service of any Cubs Service Provider or Dodgers Service Provider or the amendment or termination of any Cubs Benefit Plan or Dodgers Benefit Plan to the extent permitted by its terms and subject to compliance with the terms of this Section 5.6(d).

(e) Prior to making any broad-based communication or written communications pertaining to compensation or benefit matters that are affected by the transactions contemplated in this Agreement (including any schedules hereto), each party shall provide the other party with a copy of the intended communication, and such other party shall have a reasonable period of time to review and comment on the communication (such comments to be considered in good faith by the other party). Cubs and Dodgers shall cooperate in providing any such employee communication.

(f) It is acknowledged and agreed that the consummation of the transactions contemplated hereby will constitute a “change of control” (or “change in control” or transaction of similar import) for purposes of the Cubs Benefit Plans identified on Section 5.6(f) of the Cubs Disclosure Letter, and from and after the Effective Time, Dodgers shall, or shall cause its Subsidiaries, including the Surviving Corporation, to assume and honor such arrangements identified on Section 2.12(a) of the Cubs Disclosure Letter that provide for severance payments or benefits or the termination rights in accordance with the terms of such arrangements (including terms related to the amendment and termination thereof).

Section 5.7 Indemnification of Officers and Directors.

(a) From and after the Effective Time, to the fullest extent permitted by Law, each of Dodgers and the Surviving Corporation agrees that it shall jointly and severally indemnify, defend and hold harmless (and advance expenses in connection therewith) each present and former director and officer of (i) Cubs or any of the Cubs Subsidiaries or (ii) any other Entity that was serving in such capacity at Cubs’ request (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including attorneys’ and other professionals’ fees and disbursements), judgments, fines, penalties, losses, claims, damages or liabilities or amounts that are paid in settlement, of or incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative to which such Indemnified Party is a party or is otherwise involved (including as a witness), and arises out of or pertains to the fact that the Indemnified Party is or was an officer or director of Cubs or any of the Cubs Subsidiaries, with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement, the Merger and the other transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time.

(b) For a period of six (6) years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of individuals who were directors and officers prior to the Effective Time than are set forth, as of the date of this Agreement, in Cubs’ certificate of incorporation and bylaws.

(c) The Surviving Corporation (or Dodgers on the Surviving Corporation’s behalf) shall, in its sole discretion, either (i) continue to maintain in effect for a period of at least six (6) years from and after the Effective Time for the Persons who, as of the date of this Agreement, are covered by Cubs’ directors’ and officers’ liability insurance (the, “D&O Insurance”) with recognized insurance companies and with terms, conditions, retentions and levels of coverage at least as favorable as provided in Cubs’ existing policies as of the date of this Agreement, or, if such insurance is unavailable, the Surviving Corporation or Dodgers on the Surviving Corporation’s behalf shall purchase the best available D&O Insurance from a recognized insurance company for such six-year period with terms, conditions, retentions and with levels of coverage at least as favorable as provided in Cubs’ existing policies as of the date of this Agreement, or (ii) obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time with recognized insurance companies for the Persons who, as of the date of this Agreement, are covered by Cubs’ existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as Cubs’ existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby), with respect to Cubs’ D&O Insurance. Notwithstanding anything to the contrary in the foregoing, in no event shall Dodgers or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by Cubs for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation (or Dodgers on the Surviving Corporation’s behalf) shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Dodgers shall provide a reasonable opportunity to Cubs to comment on the terms of any endorsements or policies in connection with such “tail” policy.

(d) In the event of any claim, action, suit, proceeding or investigation in which any claims are made in respect of which such Indemnified Party would be entitled to indemnification pursuant to this Section 5.7(d), any Indemnified Party wishing to claim such indemnification shall promptly notify Dodgers thereof in writing, but the failure to so notify shall not relieve Dodgers or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices Dodgers or the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation: (i) Dodgers or the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Dodgers nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Dodgers or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Dodgers or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to Dodgers and to the provider of any insurance obtained in accordance with the foregoing Section 5.7(c), and Dodgers or the Surviving Corporation shall cooperate in the defense of any such matter as reasonably requested and pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party as statements therefor are received; provided, however, that (1) Dodgers and the Surviving Corporation shall be obligated pursuant to this Section 5.7(d) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (in which case the fewest number of legal counsels necessary to avoid conflicts of interest shall be used) and (2) the Indemnified Party shall have made an undertaking to repay all such fees, costs or expenses paid by Dodgers or the Surviving Corporation if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment that the Indemnified Party is not entitled to be indemnified by Dodgers or the Surviving Corporation; (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Dodgers or the Surviving Corporation elects to assume such defense; (iii) Dodgers and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent and the prior written consent of the provider of any insurance obtained in accordance with the foregoing Section 5.7(c), in each case if Dodgers or the Surviving Corporation elects not to assume such defense; and (iv) Dodgers and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Notwithstanding anything herein to the contrary, neither Dodgers nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any claim, action, suit or other Legal Proceeding (and in which indemnification could be sought by Indemnified Parties hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit or other Legal Proceeding or such Indemnified Party otherwise consents in writing.

(e) If Dodgers or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or Entity and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other Entity, then, and in each such case, proper provisions shall be made (whether by operation of law or otherwise) so that the successors and assigns of Dodgers or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.7.

(f) The provisions of this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective successors, heirs and legal representatives, shall be binding on all successors and assigns of Dodgers and the Surviving Corporation and shall not be amended in any manner that is adverse to the Indemnified Parties (including their successors, heirs and legal representatives) without the written consent of the Indemnified Party (including the successors, heirs and legal representatives) affected thereby.

(g) The rights of the Indemnified Parties under this Section 5.7 shall be in addition to any rights such Indemnified Parties may have under the Cubs Organizational Documents or under any applicable Contracts or Laws in effect on the date of this Agreement and, in the case of such documents and Contracts, disclosed to Dodgers prior to the execution hereof, and Dodgers shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by Cubs or any of the Cubs Subsidiaries in effect on the date of this Agreement and disclosed to Dodgers prior to the execution hereof, and any provisions under any such applicable Contracts (including such indemnification agreements) shall not be amended, repealed or otherwise modified in any manner that would materially adversely affect the rights thereunder of any such individual.

(h) Dodgers and the Surviving Corporation shall indemnify any Indemnified Party against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request, relating to the enforcement of such Indemnified Party’s rights under this Section 5.7; provided, that such Indemnified Party receiving any such advance executes a written undertaking to repay all such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder.

Section 5.8 Public Disclosure. The initial press release relating to this Agreement shall be a joint press release and thereafter Dodgers and Cubs shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other transactions contemplated by this Agreement; provided, however, that no such consultation shall be required if (a) such release or public statement is consistent with a disclosure previously approved by the other party in compliance with this Section 5.8 or (b) prior to the date of such release or public statement, a Cubs Adverse Recommendation Change or a Dodgers Adverse Recommendation Change shall have occurred in compliance in all respects with the terms of Section 5.4 of this Agreement. No provision of this Agreement shall prohibit either Cubs or Dodgers from issuing any press release or public statement in the event of a Cubs Adverse Recommendation Change or a Dodgers Adverse Recommendation Change that is in either case in compliance in all respects with the terms of Section 5.4 of this Agreement.

Section 5.9 NYSE Listing of Additional Shares; Delisting.

(a) Dodgers shall, in accordance with the requirements of the NYSE, use its reasonable best efforts to file with the NYSE a subsequent listing application (“Subsequent Listing Application”) covering the shares of Dodgers Common Stock to be issued to Cubs Stockholders pursuant to this Agreement, subject to official notice of issuance, prior to the Closing Date.

(b) Prior to the Closing, upon Dodgers’ request, Cubs shall take all actions necessary to be taken prior to Closing to cause the delisting of Cubs Common Stock from the NYSE and the termination of Cubs’ registration of Cubs Common Stock under the Exchange Act, in each case, as soon as practicable following the Effective Time, subject to compliance with Cubs’ obligations under the Exchange Act.

Section 5.10 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Dodgers, Cubs, the Dodgers Board and the Cubs Board, to the extent permissible under applicable Laws, will grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Laws, act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

Section 5.11 Section 16. Dodgers shall, prior to the Effective Time, cause the Dodgers Board to approve the issuance of Dodgers equity securities in connection with the Merger with respect to any directors or employees of Cubs who, as a result of their relationship with Dodgers as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Cubs Board shall approve the disposition of Cubs equity securities (including derivative securities) in connection with the Merger by those directors and officers of Cubs subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

Section 5.12 Notice of Changes. Each of Cubs and Dodgers shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon it obtaining Knowledge of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VI not being able to be satisfied prior to the Termination Date.

Section 5.13 Tax Matters.

(a) For U.S. federal income Tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Reorganization Treatment”). Each of Cubs and Dodgers shall (i) use its reasonable best efforts to cause the Merger to qualify, and (ii) not take (and shall prevent any Affiliate of such party from taking) or fail to take any actions that could reasonably be expected to prevent the Merger from qualifying, in each case, for the Reorganization Treatment. Each of Cubs and Dodgers shall cause all Tax Returns relating to the Merger filed by such party to be filed on the basis of treating the Merger as qualifying for the Reorganization Treatment unless otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).

(b) Cubs and Dodgers shall use its commercially reasonable efforts to cooperate with one another to obtain any opinions required to be filed with the SEC regarding the Reorganization Treatment in connection with the filing or effectiveness of the Registration Statement (the “SEC Opinion”), such opinion to be prepared by Gibson, Dunn & Crutcher LLP (or other such counsel as may be reasonably acceptable to Cubs and Dodgers, it being understood that Skadden, Arps, Slate, Meagher & Flom LLP is mutually agreed to be acceptable other counsel). In connection with the foregoing, the officers of each of Dodgers, Merger Sub and the Cubs shall, to the extent legally permitted to do so, execute and deliver to the counsel delivering the SEC Opinion, a certificate containing customary representations and covenants, dated and executed as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits and the Closing. Dodgers and Cubs shall use commercially reasonable efforts to provide such other information as reasonably requested by the applicable counsel for purposes of rendering the SEC Opinion. Each of Dodgers and Cubs shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications, covenants and representations included in the certificates described in this Section 5.13(b).

(c) Each of Cubs and Dodgers shall promptly notify the other party after becoming aware of any reason to believe that the Merger may not qualify for the Reorganization Treatment.

(d) This Agreement is intended to constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

Section 5.14 Treatment of Existing Indebtedness.

(a) Prior to or at the Closing, Cubs shall deliver (or cause to be delivered) to Dodgers an executed, customary payoff letter (or similar document) in form and substance reasonably acceptable to Dodgers (each, a “Payoff Letter”) with respect to each Cubs Credit Agreement, from the lenders, or the administrative agent (or similar Person) on behalf of the lenders, under such Cubs Credit Agreement (as applicable) (in each case, with Cubs to provide a draft of each Payoff Letter to Dodgers no less than two (2) Business Days prior to the anticipated Closing Date). Each Payoff Letter shall (i) specify the aggregate payoff amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid Indebtedness under the applicable Cubs Credit Agreement (other than (x) any contingent indemnification obligations as to which no claim has been asserted, (y) any other obligations which, by their terms, are to survive the termination of the applicable Cubs Credit Agreement, and (z) any obligations in respect of any Backstopped/Rolled LCs (as defined below)), as of the anticipated Closing Date (and the daily accrual of interest thereafter), (ii) contain payment instructions and (iii) evidence the satisfaction, release and discharge of the Indebtedness under the applicable Cubs Credit Agreement upon the payment of such amount in accordance with the payment instructions; provided that it is understood that at Cubs’ election, any Payoff Letter in respect of the Cubs Revolving Credit Agreement may require Dodgers to provide back-stop letters of credit or cash collateral (in the amount required by the Cubs Revolving Credit Agreement or such Payoff Letter), or at the option (and to the satisfaction) of the issuer of any such letter of credit, make other arrangements satisfactory to such issuer in respect of any of its letters of credit (any such letters of credit, the “Backstopped/Rolled LCs”). Prior to or at the Closing, Cubs shall have delivered (by the applicable date required under the terms of the applicable Cubs Credit Agreement), or shall have obtained waivers of any requirement to deliver, any notices necessary to permit the prepayment, payoff, discharge and termination in full at the Closing of all Indebtedness under each of the Cubs Credit Agreements on the Closing Date.

(b) If requested by Dodgers, Cubs shall, and shall cause its Subsidiaries and their respective Representatives to, use its and their reasonable best efforts to reasonably cooperate with Dodgers, to (i) commence any of (1) one or more offers to purchase any or all of the outstanding series of Existing Cubs Notes for cash (the “Offers to Purchase”) or (2) one or more offers to exchange any or all of the outstanding Existing Cubs Notes for debt securities issued by Dodgers (the “Offers to Exchange”), (ii) conduct consent solicitations to obtain from the requisite holders thereof consent to certain amendments to the indentures and note purchase agreements governing the Existing Cubs Notes (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Cubs Note Offers and Consent Solicitations”), and (iii) conduct any offering of debt securities or other customary debt financing to refinance the Existing Cubs Notes, the Existing Dodgers Notes, the Cubs Credit Agreements, the Dodgers Credit Agreements and any then outstanding commercial paper of Dodgers (the “Existing Debt Refinancing”); provided that any such Cubs Note Offers and Consent Solicitations shall be funded using consideration provided by Dodgers, Dodgers shall be responsible for all other liabilities, fees and expenses incurred by Cubs or any Cubs Subsidiary in connection with any Cubs Note Offers and Consent Solicitations and any Existing Debt Refinancing, and no Offer to Purchase or Offer to Exchange shall be consummated prior to Closing. Any Cubs Note Offers and Consent Solicitations shall be made on customary terms and conditions (including price to be paid and conditionality) as are reasonably proposed by Dodgers, are reasonably acceptable to Cubs and are permitted or required by the terms of such Existing Cubs Notes, the applicable indentures or note purchase agreements and applicable Laws, including applicable rules and regulations of the SEC. Subject to the receipt of the requisite consents, in connection with any or all of the Cubs Note Offers and Consent Solicitations, Cubs shall execute supplemental indentures or amendments to the applicable Existing Cubs Notes indentures or note purchase agreements in accordance with the terms thereof amending the terms and provisions of such indentures or note purchase agreements in a form as reasonably requested by Dodgers and reasonably acceptable to Cubs, which supplemental indentures or amendments shall not become effective until Closing. At Dodgers’ expense, Cubs shall, and shall cause the Cubs Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Subsidiaries and Representatives to, on a timely basis, upon the reasonable request of Dodgers, provide reasonable assistance and cooperation in connection with any Existing Debt Refinancing or Cubs Note Offers and Consent Solicitations, including, but not limited to, using reasonable best efforts to (i) cause Cubs’ independent accountants (and certified independent auditors of any Entity recently acquired or whose acquisition by Cubs is pending of whose financial statements would be required to be included in order for a registration statement on Form S-3 filed by Cubs to be declared effective) to provide customary consents for use of their reports and to provide customary comfort letters (including “negative assurances” comfort) for the financial information relating to Cubs and the Cubs Subsidiaries (including any Entity recently acquired by Cubs or whose acquisition by Cubs is pending), in each case, to the extent required in connection with any Existing Debt Refinancing or Cubs Note Offers and Consent Solicitations, (ii) provide reasonable cooperation to the underwriters, dealer managers, lenders, administrative agents or similar agents in any Existing Debt Refinancing or Cubs Note Offers and Consent Solicitations in connection with their related diligence activities, including providing access to documentation reasonably requested by such persons, (iii) provide reasonable assistance in the preparation of customary documentation, including prospectuses, offers to purchase or similar documents (which may incorporate, by reference, periodic and current reports filed by Cubs with the SEC), and (iv) provide information regarding Cubs and its Subsidiaries reasonably necessary to assist Dodgers in preparing pro forma financial statements or other pro forma financial information if Dodgers determines such pro forma financial statements or other information are legally required or customary in connection with any Existing Debt Refinancing or Cubs Note Offers and Consent Solicitations, it being understood that in respect of any pro forma financial statements or other pro forma financial information, Cubs need only assist in the preparation thereof and shall not be required to independently prepare any separate pro forma financial statements or other pro forma financial information. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Cubs Note Offers and Consent Solicitations will be selected by Dodgers and must be reasonably acceptable to Cubs, and the fees and expenses of such agents will be paid directly by Dodgers.

(c) Notwithstanding anything in this Section 5.14 to the contrary, in fulfilling its obligations pursuant to Section 5.14(b), (i) none of Cubs, the Cubs Subsidiaries or its or their respective Representatives shall be required to pay any commitment or other fee, provide any security or incur any other liability in connection with any financing prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of Cubs and the Cubs Subsidiaries or any Representative of the foregoing, (iii) nothing in this Agreement shall require Cubs and the Cubs Subsidiaries to cause the delivery of (A) any legal opinions or any representation or reliance letters (except any customary representation and authorization letters and customary management representation letters required by Cubs’ independent auditors in connection with delivery of “comfort” letters), (B) any solvency certificates, (C) conduct any offering of debt securities or other debt financing of Cubs to refinance any then existing Indebtedness of Dodgers or Cubs (or their respective Subsidiaries) or (D) any other financial information in form or substance not customarily prepared by Cubs with respect to any financial period, (iv) neither Cubs nor any of the Cubs Subsidiaries shall be required to execute or enter into or perform any agreement with respect to any financing by Dodgers that is not contingent on the Closing or that would be effective prior to the Closing, (v) persons who are on the board of directors or the board of managers (or similar governing body) of Cubs or any of the Cubs Subsidiaries prior to the Closing in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of any such financing, in each case, that are not contingent on the Closing or that would be effective prior to the Closing and (vi) neither Cubs nor any of the Cubs Subsidiaries shall be required to take any action that will conflict with or violate their formation or organizational documents or result in the contravention of, or that would reasonably be expected to result in a violation or breach of or default (with or without notice, lapse of time or both) under, any Contract to which Cubs or any Cubs Subsidiary is a party or bound or any applicable Law (in each case, prior to the Closing). Dodgers shall, promptly upon written request by the Cubs, reimburse Cubs for all reasonable and documented out-of-pocket costs (including reasonable and documented out-of-pocket fees and expenses of counsel) suffered or incurred by Cubs, any of the Cubs Subsidiaries or any of their respective Representatives in connection with such cooperation and any information utilized in connection therewith. Dodgers shall indemnify and hold harmless Cubs and the Cubs Subsidiaries from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing and any information (other than to the extent related to information provided by Cubs, the Cubs Subsidiaries or their respective Representatives for use in connection with any financing) utilized in connection therewith (other than to the extent such losses or damages arise from the bad faith, gross negligence or willful misconduct of Cubs, the Cubs Subsidiaries, or any of their respective affiliates). Nothing in this Agreement shall require any cooperation to the extent that it would require providing access to or disclosing information reasonably be expected to threaten the loss of any attorney-client privilege or other applicable legal privilege of Cubs or any of its Subsidiaries.

(d) Notwithstanding anything to the contrary herein, the condition set forth in Section 6.2(a) as it applies to Cubs’ obligations under Section 5.14(b) shall be deemed satisfied unless (i) Cubs has failed to satisfy its obligations under Section 5.14(b) in any material respect, (ii) Dodgers has notified Cubs of such failure in writing a reasonably sufficient amount of time prior to the Closing Date to afford Cubs with a reasonable opportunity to cure such failure and (iii) such failure has been a proximate cause of Dodgers’ failure to receive the proceeds of any Existing Debt Refinancing or to consummate the Cubs Note Offers and Consent Solicitations. Dodgers acknowledges and agrees that obtaining any financing or consummating the Cubs Note Offers and Consent Solicitations or any Existing Debt Refinancing is not a condition to its obligations under this Agreement. If any financing (including any Existing Debt Refinancing) has not been obtained or any Offer to Purchase, Offer to Exchange or Consent Solicitation has not been consummated, Dodgers shall continue to be obligated, until such time as this Agreement is terminated in accordance with Article VII and subject to the waiver or fulfillment of the conditions set forth in Article VI, to complete the transactions contemplated by this Agreement.

Section 5.15 Shareholder Litigation. Cubs shall give Dodgers a reasonable opportunity to participate in the defense or settlement of any shareholder litigation against Cubs or its directors or officers relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Dodgers, which consent shall not be unreasonably withheld, conditioned or delayed. Dodgers shall give Cubs a reasonable opportunity to participate in the defense or settlement of any stockholder litigation against Dodgers or its directors or officers relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Cubs, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 5.5, each of Dodgers and Cubs shall cooperate, shall cause their respective Subsidiaries, as applicable, to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate in the defense against such litigation.

Section 5.16 Cooperation. Each of Cubs and Dodgers will, and will cause its Subsidiaries and Representatives to, use its reasonable best efforts, subject to applicable Law, to cooperate with the other party in connection with planning the integration of the business operations of Cubs and Dodgers and their respective Subsidiaries.

Section 5.17 Governance.

(a) Prior to the Effective Time, Dodgers shall take:

(i) all actions as may be necessary to cause (A) the number of directors constituting the Dodgers Board as of the Effective Time to be eleven (11), and (B) the Dodgers Board as of the Effective Time to be composed of (1) six (6) directors currently serving on the Dodgers Board designated by Dodgers prior to the Effective Time (at least five (5) of whom shall meet the independence standards of the NYSE with respect to Dodgers, and one of whom shall be the President and Chief Executive Officer of Dodgers immediately prior to the Effective Time) and (2) five (5) directors currently serving on the Cubs Board designated by Cubs prior to the Effective Time (at least four (4) of whom shall meet the independence standards of the NYSE with respect to Dodgers, and one of whom shall be the Chief Executive Officer and President of Cubs immediately prior to the Effective Time); and

(ii) such other action as is identified in Section 5.17 of the Dodgers Disclosure Letter.

(b) The name and the ticker symbol of Dodgers as of the Effective Time shall be the name and the ticker symbol of Dodgers as of the date hereof.

Section 5.18 Corporate Governance Policy. On or prior to the Closing, Dodgers shall take all actions (including holding a meeting of the Dodgers Board (or a duly authorized committee thereof)) to approve and adopt the Corporate Governance Policy. For a period of two years following the Effective Time (the “Governance Period”), unless required by applicable Law or stock exchange rule or listing standard (as determined in good faith by the Dodgers Board after consultation with outside legal counsel), Dodgers shall not amend, modify or terminate or agree to amend, modify or terminate the Corporate Governance Policy or take any action, or agree to take any action that would have the effect of causing Dodgers to no longer be bound by the Corporate Governance Policy, except as approved by at least 75% of the Dodgers Board or in compliance with the terms of the Corporate Governance Policy. Throughout the duration of the Governance Period, unless required by applicable Law or stock exchange rule or listing standard (as determined in good faith by the Dodgers Board after consultation with outside legal counsel), Dodgers shall comply in all material respects with the Corporate Governance Policy. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) each non-management director designated by Cubs and non-management director designated by Dodgers shall be an express third party beneficiary of this Section 5.18 and (ii) this Section 5.18 shall survive consummation of the Merger until the expiration of the Governance Period and shall be enforceable against Dodgers and its successors and assigns by any non-management director designated by Cubs who is, at the time of such enforcement action, a director of Dodgers; provided, however, that none of such persons shall be entitled to bring any claim for damages or other remedies at law or equity except for claims for injunctive relief to specifically perform this Section 5.18; provided, further, that any and all fees, costs and expenses incurred by any such person in enforcing this Section 5.18 shall be paid for by Dodgers.

Section 5.19 Notification of Legal Proceedings and Material Notices.

(a) Each of Cubs and Dodgers and their Subsidiaries shall use commercially reasonable efforts to (i) notify the other party reasonably promptly of (A) any material Legal Proceedings filed with or by any Governmental Entity, or, to the Knowledge of such party, threatened in writing against such party or its Subsidiaries, (B) any material notices received (and to the extent not breaching any applicable Law or any duty of confidentiality, will promptly provide a copy of any such notices) from any Governmental Entity, (C) any material notice from any Governmental Entity of any material Release of Hazardous Materials, in each case of clauses (A)-(C), that pertain to the Oil and Gas Properties or the transactions contemplated herein or (D) any third party material casualty loss, and (ii) notify the other party reasonably promptly of any material injury occurring after the date of this Agreement in connection with the ownership or operation of the Oil and Gas Properties of which such party or its Subsidiaries obtains Knowledge after the date of this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, the failure of any party or its Subsidiaries to give such notice in a timely manner, in and of itself, shall not be deemed a material breach of this Agreement or a condition precedent to the consummation of the transactions contemplated herein, and no such notice shall cure any breach of, or non-compliance with, any of the other representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 5.20 Dividends. After the date of this Agreement, subject to Section 4.1(b)(i) and Section 4.2(b)(i), each of Cubs and Dodgers shall coordinate with the other on the declaration of any dividends in respect of Cubs Common Stock and Dodgers Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Cubs Common Stock and Dodgers Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Cubs Common Stock, on the one hand, and any shares of Dodgers Common Stock any such holder receives in exchange therefor in the Merger, on the other.

Section 5.21 Obligations of Merger Sub and Surviving Corporation. Dodgers shall take all action necessary to cause Merger Sub, prior to the Effective Time, and the Surviving Corporation, at or following the Effective Time, to perform their respective obligations under this Agreement, on the terms and subject to the conditions of this Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation. The respective obligations of Cubs, Dodgers and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by Law, the waiver by each party on or prior to the Effective Time, of each of the following conditions:

(a) The Cubs Stockholder Approval shall have been obtained;

(b) The Dodgers Stockholder Approval shall have been obtained;

(c) No provision of any applicable Law and no Order (preliminary or otherwise) shall be in effect that prohibits the consummation of the Merger;

(d) Any waiting period under the HSR Act as well as any agreement not to close embodied in a “timing agreement” between the parties and a Governmental Entity (and any extension of the waiting period or such “timing agreement”) applicable to the transactions contemplated hereby shall have expired or otherwise been terminated;

(e) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the use of the Registration Statement or the Joint Proxy Statement shall have been issued by the SEC nor shall proceedings seeking a stop order have been initiated or, to the Knowledge of Cubs or Dodgers, as the case may be, be threatened by the SEC; and

(f) Dodgers shall have filed with the NYSE the Subsequent Listing Application with respect to the shares of Dodgers Common Stock issued or issuable pursuant to this Agreement and such shares of Dodgers Common Stock shall have been approved and authorized for listing on the NYSE, subject to official notice of issuance.

Section 6.2 Additional Conditions to Dodgers’ and Merger Sub’s Obligations. The respective obligations of Dodgers and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by Law, the waiver by Dodgers and Merger Sub on or prior to the Effective Time of each of the following conditions:

(a) Cubs shall have performed or complied in all material respects with all of its material covenants, obligations or agreements required to be performed or complied with under this Agreement prior to the Effective Time;

(b) The representations and warranties of Cubs contained (i) in the first sentence of Section 2.1(a), Section 2.2, Section 2.3, Section 2.4(a) and Section 2.4(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, with respect to Section 2.4(a) and Section 2.4(c), for de minimis inaccuracies, (ii) in Section 2.7(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date and (iii) in this Agreement (other than the representations and warranties of Cubs set forth in the first sentence of Section 2.1(a), Section 2.2, Section 2.3, Section 2.4(a), Section 2.4(c) and Section 2.7(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Cubs Material Adverse Effect” set forth in any individual such representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (iii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Cubs Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Cubs Material Adverse Effect; and

(c) Dodgers shall have received a certificate from a duly authorized officer of Cubs certifying as to the matters set forth in foregoing paragraphs (a) and (b) of this Section 6.2.

The foregoing conditions are for the sole benefit of Dodgers and Merger Sub and may, subject to the terms of this Agreement, be waived by Dodgers and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Dodgers and Merger Sub. The failure by Dodgers and Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.

Section 6.3 Additional Conditions to Cubs’ Obligations. The obligations of Cubs to consummate the Merger are subject to the satisfaction or, to the extent permitted by Law, the waiver by Cubs on or prior to the Effective Time of each of the following conditions:

(a) Each of Dodgers and Merger Sub shall have performed or complied in all material respects with all of its respective material covenants, obligations or agreements required to be performed or complied with under this Agreement prior to the Effective Time;

(b) The representations and warranties of Dodgers contained (i) in the first sentence of Section 3.1(a), Section 3.2, Section 3.3, Section 3.4(a) and Section 3.4(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, with respect to Section 3.4(a) and Section 3.4(c), for de minimis inaccuracies, (ii) in Section 3.7(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date and (iii) in this Agreement (other than the representations and warranties of Dodgers set forth in the first sentence of Section 3.1(a), Section 3.2, Section 3.3, Section 3.4(a), Section 3.4(c) and Section 3.7(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Dodgers Material Adverse Effect” set forth in any individual such representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (iii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Dodgers Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Dodgers Material Adverse Effect; and

(c) Cubs shall have received a certificate from a duly authorized officer of Dodgers certifying as to the matters set forth in foregoing paragraphs (a) and (b) of this Section 6.3.

The foregoing conditions are for the sole benefit of Cubs and may, subject to the terms of this Agreement, be waived by Cubs, in whole or in part at any time and from time to time, in the sole discretion of Cubs. The failure by Cubs at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated prior to the Effective Time, whether before or after adoption of this Agreement by Cubs Stockholders or approval of the Dodgers Proposals by the Dodgers Stockholders, in the following circumstances:

(a) by mutual written consent of Dodgers and Cubs;

(b) by either Dodgers or Cubs if:

(i) the Merger shall not have been consummated on or prior to August 1, 2026 (the “Termination Date”), as such Termination Date may be extended pursuant to this Section 7.1(b)(i); provided, however, that if as of the Termination Date, the condition set forth in Section 6.1(d) shall not have been satisfied or waived, but all of the other conditions set forth in ARTICLE VI have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then the Termination Date shall automatically be extended to 11:59 p.m. Central time on November 1, 2026 (the “First Extended Termination Date”), unless Dodgers and Cubs mutually agree to an earlier First Extended Termination Date; provided, further, that if at the First Extended Termination Date, the condition set forth in Section 6.1(d) shall not have been satisfied or waived, but all of the other conditions set forth in ARTICLE VI have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then the First Extended Termination Date shall automatically be extended to 11:59 p.m. Central time on February 1, 2027 (the “Second Extended Termination Date”), unless Dodgers and Cubs mutually agree to an earlier Second Extended Termination Date; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose action or failure to act has been the primary cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such party;

(ii) a court of competent jurisdiction or other Governmental Entity shall have issued a final and non-appealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations pursuant to Section 5.5 resulted in the entry of the Order or the taking of such other action;

(iii) the required approval of Cubs Stockholders contemplated by this Agreement at the Cubs Stockholders’ Meeting (or at any adjournment thereof) shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to Cubs where the failure to obtain the required approval of the Cubs Stockholders shall have been caused by the action or failure to act of Cubs and such action or failure to act constitutes a material breach by Cubs of this Agreement; or

(iv) the required approval of the Dodgers Stockholders contemplated by this Agreement at the Dodgers Stockholders’ Meeting (or any adjournment thereof) shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iv) shall not be available to Dodgers where the failure to obtain the required approval of the Dodgers Stockholders shall have been caused by the action or failure to act of Dodgers and such action or failure to act constitutes a material breach by Dodgers of this Agreement;

(c) by Dodgers:

(i) at any time prior to the Effective Time, if any of Cubs’ covenants, representations or warranties contained in this Agreement shall have been breached or, any of Cubs’ representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied, and such breach (i) is incapable of being cured by Cubs or (ii) shall not have been cured within thirty (30) days of receipt by Cubs of written notice of such breach describing in reasonable detail such breach; provided, however, that Dodgers’ termination right set forth in this Section 7.1(c)(i) shall not be available if Dodgers is in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the condition set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied;

(ii) at any time prior to the receipt of the Cubs Stockholder Approval, if the Cubs Board or any committee thereof (A) shall make a Cubs Adverse Recommendation Change, (B) shall approve or adopt or recommend the approval or adoption of any Acquisition Proposal with respect to Cubs or the execution of a definitive agreement with respect to an Acquisition Proposal with respect to Cubs (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(a)), (C) shall not include the Cubs Recommendation in the Joint Proxy Statement or (D) shall resolve, agree to, publicly propose to or allow Cubs to publicly propose to take any of the actions in the foregoing clauses (A)-(C); or

(iii) at any time prior to the receipt of the Cubs Stockholder Approval, if Cubs materially breaches Section 5.4, other than in the case where (A) such material breach is a result of an isolated action by a Person that is a Representative of Cubs, (B) Cubs uses reasonable best efforts to remedy such material breach and (C) Dodgers is not significantly harmed as a result thereof;

(d) by Cubs:

(i) at any time prior to the Effective Time, if any of Dodgers’ or Merger Sub’s covenants, representations or warranties contained in this Agreement shall have been breached or, any of Dodgers’ and Merger Sub’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied, and such breach (A) is incapable of being cured by Dodgers or Merger Sub, as the case may be, or (B) shall not have been cured within thirty (30) days of receipt by Dodgers of written notice of such breach describing in reasonable detail such breach; provided, however, that Cubs’ termination right set forth in this Section 7.1(d)(i) shall not be available if Cubs is in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied;

(ii) at any time prior to the receipt of the Dodgers Stockholder Approval, if the Dodgers Board, or any committee thereof (A) shall make a Dodgers Adverse Recommendation Change, (B) shall approve or adopt or recommend the approval or adoption of any Acquisition Proposal with respect to Dodgers or the execution of a definitive agreement with respect to an Acquisition Proposal with respect to Dodgers (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(d)), (C) shall not include the Dodgers Recommendation in the Joint Proxy Statement or (D) shall resolve, agree to, publicly propose to or allow Dodgers to publicly propose to take any of the actions in the foregoing clauses (A)-(C); or

(iii) at any time prior to the receipt of the Dodgers Stockholder Approval, if Dodgers materially breaches Section 5.4, other than in the case where (A) such material breach is a result of an isolated action by a Person that is a Representative of Dodgers, (B) Dodgers uses reasonable best efforts to remedy such material breach and (C) Cubs is not significantly harmed as a result thereof.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1 of this Agreement, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 7.2, Section 5.1(b), Section 7.3 and Article VIII of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) the termination of this Agreement shall not relieve any party from any liability or damages resulting from fraud or any Willful and Material Breach of any provision contained in this Agreement.

Section 7.3 Expenses; Termination Fees.

(a) Expenses.

(i) Except as provided below, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely and entirely by the party incurring such expenses, whether or not the Merger is consummated.

(ii) In the event that this Agreement is terminated by either Dodgers or Cubs pursuant to Section 7.1(b)(iii) [No Cubs Stockholder Approval] under circumstances in which the Termination Fee is not then payable under Section 7.3(b), then Cubs shall pay to Dodgers the Expenses. Any Expenses due under this Section 7.3(a)(ii) shall be paid no later than three (3) Business Days after receipt of documentation supporting such Expenses.

(iii) In the event that this Agreement is terminated by either Dodgers or Cubs pursuant to Section 7.1(b)(iv) [No Dodgers Stockholder Approval] under circumstances in which the Termination Fee is not then payable under Section 7.3(b), then Dodgers shall pay to Cubs the Expenses. Any Expenses due under this Section 7.3(a)(iii) shall be paid no later than three (3) Business Days after receipt of documentation supporting such Expenses.

(b) Termination Fee.

(i) In the event that this Agreement is terminated by Cubs pursuant to Section 7.1(d)(ii) [Dodgers Adverse Recommendation Change] or Section 7.1(d)(iii) [Dodgers Material Breach of Non-Solicitation], then Dodgers shall pay to Cubs the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(ii) In the event that this Agreement is terminated by Dodgers pursuant to Section 7.1(c)(ii) [Cubs Adverse Recommendation Change] or Section 7.1(c)(iii) [Cubs Material Breach of Non-Solicitation], then Cubs shall pay to Dodgers the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(iii) In the event that (A) prior to the Cubs Stockholders’ Meeting (with respect to clause (B)(2)) or the date of termination (with respect to clause (B)(1)) or (B)(3)), an Acquisition Proposal with respect to Cubs is communicated to the Cubs Board or publicly disclosed after the date of this Agreement, (B) this Agreement is terminated by Dodgers or Cubs pursuant to (1) Section 7.1(b)(i) [Termination Date], (2) Section 7.1(b)(iii) [No Cubs Stockholder Approval] or (3) Section 7.1(c)(i) [Cubs Breach], and (C) concurrently with or within twelve (12) months after any such termination described in clause (B), Cubs or any of the Cubs Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Cubs (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iii), including the proviso hereof), then Cubs shall pay to Dodgers the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal; provided, however, that solely in the event that (x) this Agreement is terminated by Dodgers or Cubs pursuant to Section 7.1(b)(i) [Termination Date] and at such time the Cubs Stockholder Approval has been received and (y) after the receipt of such Cubs Stockholder Approval but prior to the date of termination, one or more Acquisition Proposals with respect to Cubs are communicated to the Cubs Board or publicly disclosed, then the Termination Fee payable by Cubs pursuant to this Section 7.3(b)(iii) shall be payable only in the event that concurrently with or within twelve (12) months after such termination, Cubs or any of the Cubs Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, an Acquisition Proposal with respect to Cubs that was communicated to the Cubs Board or publicly disclosed as set forth in clause (y) of this proviso.

(iv) In the event that (A) prior to the Dodgers Stockholders’ Meeting (with respect to clause (B)(2)) or the date of termination (with respect to clause (B)(1) or (B)(3)), an Acquisition Proposal with respect to Dodgers is communicated to the Dodgers Board or publicly disclosed after the date of this Agreement, (B) this Agreement is terminated by Dodgers or Cubs pursuant to (1) Section 7.1(b)(i) [Termination Date], (2) Section 7.1(b)(iv) [No Dodgers Stockholder Approval] or (3) Section 7.1(d)(i) [Dodgers Breach], and (C) concurrently with or within twelve (12) months after any such termination described in clause (B), Dodgers or any of the Dodgers Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Dodgers (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iv), including the proviso hereof), then Dodgers shall pay to Cubs the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal; provided, however, that solely in the event that (x) this Agreement is terminated by Dodgers or Cubs pursuant to Section 7.1(b)(i) [Termination Date] and at such time the Dodgers Stockholder Approval has been received and (y) after the receipt of such Dodgers Stockholder Approval but prior to the date of termination, one or more Acquisition Proposals with respect to Dodgers are communicated to the Dodgers Board or publicly disclosed, then the Termination Fee payable by Dodgers pursuant to this Section 7.3(b)(iv) shall be payable only in the event that concurrently with or within twelve (12) months after such termination, Dodgers or any of the Dodgers Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, an Acquisition Proposal with respect to Dodgers that was communicated to the Dodgers Board or publicly disclosed as set forth in clause (y) of this proviso.

(v) In the event that this Agreement is terminated by either party pursuant to Section 7.1(b)(i) [Termination Date] and at the time of such termination, (A) the Cubs Stockholder Approval shall not have been obtained and (B) Dodgers would have been permitted to terminate this Agreement pursuant to Section 7.1(c)(ii) [Cubs Adverse Recommendation Change] or Section 7.1(c)(iii) [Cubs Material Breach of Non-Solicitation], then Cubs shall pay to Dodgers the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(vi) In the event that this Agreement is terminated by either party pursuant to Section 7.1(b)(i) [Termination Date] and at the time of such termination, (A) the Dodgers Stockholder Approval shall not have been obtained and (B) Cubs would have been permitted to terminate this Agreement pursuant to Section 7.1(d)(ii) [Dodgers Adverse Recommendation Change] or Section 7.1(d)(iii) [Dodgers Material Breach of Non-Solicitation], then Dodgers shall pay to Cubs the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(vii) As used in this Agreement:

(1) “Termination Fee” shall mean $865,000,000.

(2) “Expenses” shall mean reasonable and documented out-of-pocket fees and expenses incurred or paid by or on behalf of the party receiving payment thereof and its Affiliates in connection with the Merger or the other transactions contemplated by this Agreement, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all reasonable and documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to such party and its Affiliates; provided that the aggregate amount of Expenses reimbursable shall not exceed $40,000,000.

(viii) Upon payment of the Termination Fee, the paying party shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the other party (provided that nothing herein shall release any party from liability for fraud or Willful and Material Breach). The parties acknowledge and agree that in no event shall either party be required to pay the Termination Fee or the Expenses, as applicable, on more than one occasion.

(ix) Notwithstanding anything to the contrary contained in this Section 7.3, if Cubs or Dodgers receives a Termination Fee, then such Person will not be entitled to also receive a payment for the Expenses and if the Termination Fee is payable at such time as such Person has already received payment or concurrently receives payment in respect of the Expenses, the amount of the Expenses received by (or on behalf of) such Person shall be deducted from the Termination Fee.

(x) Each of the parties hereto acknowledges and agrees: (A) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and (B) that the Termination Fee and the Expenses, as applicable, are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate a party hereto in the circumstances in which such payment is due and payable and which do not involve fraud or a Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. If Cubs or Dodgers, as applicable, fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (1) Cubs or Dodgers, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions commenced and (2) Cubs or Dodgers, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(xi) The parties agree that the monetary remedies set forth in this Section 7.3 and the specific performance remedies set forth in Section 8.11 shall be the sole and exclusive remedies of (A) Cubs and its Subsidiaries against Dodgers and its Subsidiaries, including Merger Sub, and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated and upon payment of such amount, none of Dodgers and its Subsidiaries, including Merger Sub, or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the transactions contemplated by this Agreement; provided, however, that no such payment shall relieve Dodgers or Merger Sub of any liability or damages to Cubs as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Dodgers and Merger Sub shall be liable for damages for such fraud or Willful and Material Breach); and (B) Dodgers and its Subsidiaries, including Merger Sub, against Cubs and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated and upon payment of such amount, none of Cubs and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the transactions contemplated by this Agreement; provided, however, that no such payment shall relieve Cubs of any liability or damages to Dodgers and Merger Sub as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Cubs shall be liable for damages for such fraud or Willful and Material Breach).

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Cubs, Merger Sub and Dodgers at any time (whether before or after any required approval by the Cubs Stockholders or the Dodgers Stockholders); provided, however, that after the receipt of the Dodgers Stockholder Approval or the Cubs Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of the NYSE requires further approval of the Dodgers Stockholders or the Cubs Stockholders, as applicable, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.2 Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 8.3 No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except for agreements which expressly by their terms survive the Effective Time.

Section 8.4 Entire Agreement; Counterparts. This Agreement (and the Confidentiality Agreement and the Cubs Disclosure Letter and Dodgers Disclosure Letter) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

Section 8.5 Applicable Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees that any action, suit or other Legal Proceeding arising out of the transactions contemplated by this Agreement (a “Proceeding”) shall be commenced and conducted exclusively in the federal or state courts of the State of Delaware, and each of the parties hereby irrevocably and unconditionally: (a) consents to submit to the exclusive jurisdiction of the federal and state courts in the State of Delaware for any Proceeding (and each party agrees not to commence any Proceeding, except in such courts); (b) waives any objection to the laying of venue of any Proceeding in the federal or state courts of the State of Delaware; (c) waives, and agrees not to plead or to make, any claim that any Proceeding brought in any federal or state court of the State of Delaware has been brought in an improper or otherwise inconvenient forum; and (d) waives, and agrees not to plead or to make, any claim that any Proceeding shall be transferred or removed to any other forum. Each of the parties hereto hereby irrevocably and unconditionally agrees: (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to clauses (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.

Section 8.6 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.

Section 8.8 No Third-Party Beneficiaries. Except for (a) the right to receive the Merger Consideration as provided in Article I and the provisions of Section 1.7 but only from and after, and subject to the occurrence of, the Effective Time, (b) the right of the Indemnified Parties to enforce the provisions of Section 5.7 only (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Indemnified Parties referred to therein and by their respective heirs, executors, successors and assigns) but only from and after, and subject to the occurrence of, the Effective Time, (c) the right of Cubs, on its own behalf or as representative of the Cubs Stockholders, to pursue damages (including claims for damages based on the loss of economic benefits of the Merger suffered by Cubs or the Cubs Stockholders) and other relief (including equitable relief) for the benefit of Cubs or the Cubs Stockholders in the event of Dodgers or Merger Sub’s failure to effect the Merger as required by this Agreement or as a result of a Willful and Material Breach by Dodgers or Merger Sub, (d) the right of Dodgers, on its own behalf or as representative of the Dodgers Stockholders, to pursue damages (including claims for damages based on the loss of economic benefits of the Merger suffered by Dodgers or the Dodgers Stockholders) and other relief (including equitable relief) for the benefit of Dodgers or the Dodgers Stockholders in the event of Cubs’ failure to effect the Merger as required by this Agreement or as a result of a Willful and Material Breach by Cubs (it being agreed that in no event shall any shareholder of Cubs or Dodgers be entitled to enforce any of their rights, or any of the parties’ obligations, under this Agreement directly in the event of any such breach, but rather than (x) Cubs shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Cubs Stockholders and (x) Dodgers shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent of the Dodgers stockholders) and (e) the rights of the non-management directors specified in Section 5.18, Dodgers and Cubs agree that (i) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

If to Cubs:

Coterra Energy Inc.

Three Memorial Plaza

800 Gessner Road, Suite 1400

Houston, Texas 77024

Attn: Adam M. Vela

Email: adam.vela@coterra.com

with a copy to (which copy shall not constitute notice hereunder):

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

Attention: Tull Florey; Hillary Holmes; Andrew Kaplan

Email: TFlorey@gibsondunn.com; HHolmes@gibsondunn.com; AKaplan@gibsondunn.com

If to Dodgers or Merger Sub:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, Oklahoma 73102

Attention: Clay Morgan

Email: clayton.morgan@dvn.com

with a copy to (which copy shall not constitute notice hereunder):

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, OK 73102

Attention: Rachel Evans; Edward T. Highberger

Email: rachel.evans@dvn.com; edward.highberger@dvn.com

with a copy to (which copy shall not constitute notice hereunder):

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana Street

Suite 6800

Houston, Texas 77002

Attention: Stephen M. Gill; Mingda Zhao

Email: steve.gill@skadden.com; mingda.zhao@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention: Dohyun Kim

Email: dohyun.kim@skadden.com

Section 8.10 Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (b) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

Section 8.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. The parties agree that, in the event of any breach by the other party of any covenant or obligation contained in this Agreement, the other party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.11 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.12 Construction.

Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) for purposes of this Agreement, whenever the context requires: the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders;

(b) the parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement;

(c) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(d) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(e) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(f) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(g) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(h) all references to prices, values or monetary amounts refer to United States dollars;

(i) this Agreement has been jointly prepared by the parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(m) all references to a Person include such Person’s predecessors and permitted successors and assigns;

(n) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(o) all references to days mean calendar days unless otherwise provided;

(p) all references to time mean Central time;

(q) all references to “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to February 1, 2026;

(r) with respect to information provided by a party to another party, the term “made available,” “delivered” or such term with similar import used in this Agreement means that the information referred to is included in the Cubs SEC Documents or Dodgers SEC Documents, as applicable, made publicly available, included in the “data room” established by the applicable party or its directors, officers or Representatives or delivered in person or electronically by the applicable party of its Representatives to the other party or its directors, officers or Representatives, in each case, no later than 5:00 p.m. (Central Time) on the date that is one day prior to the execution of this Agreement; and

(s) the Cubs Disclosure Letter and the Dodgers Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

Section 8.13 Knowledge Qualifications. Notwithstanding anything to the contrary in this Agreement, to the extent that Dodgers or Cubs make any representation or warranty in this Agreement with respect to any Oil and Gas Properties that such party does not operate, the applicable portion of each such representation or warranty shall be deemed to be qualified by the phrase “to such party’s Knowledge.”

Section 8.14 Certain Definitions.

(a) As used in this Agreement, the following terms have the following meanings:

(i) “Acceptable Confidentiality Agreement” shall mean (a) a confidentiality agreement on terms no less favorable to Cubs or Dodgers, as applicable, than the terms of the Confidentiality Agreement and (b) such confidentiality agreement shall not prohibit compliance by Dodgers or Cubs, as applicable, with any of the provisions of Section 5.4 as between Dodgers, on the one hand, and Cubs, on the other hand.

(ii) “Acquisition Proposal” with respect to a party, shall mean any bona fide proposal, whether or not in writing, for the (i) direct or indirect acquisition or purchase of a business or assets of such party that constitutes fifteen percent (15%) or more of the net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of fifteen percent (15%) or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning fifteen percent (15%) or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.

(iii) “Affiliate” shall have the meaning as defined in Rule 12b-2 under the Exchange Act; provided that, for the avoidance of doubt, neither Catalyst Midstream Partners, LLC, nor any of its Subsidiaries, shall be deemed to be an Affiliate of Dodgers for purposes of this Agreement.

(iv) “Anti-Corruption Laws” shall mean any applicable law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and any applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.

(v) “Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other bonus, commission or other incentive, stock option, stock purchase, stock appreciation, restricted stock, restricted stock unit, performance stock unit, phantom equity or other equity-based award, employment, retention, change in control, severance, termination, pension, retirement, profit-sharing, deferred compensation, vacation, health, welfare, fringe benefit, retiree medical or life insurance, or other benefit or compensation plan, program, policy, Contract or other arrangement, whether or not in writing and whether or not funded.

(vi) “Book-Entry Common Share” shall mean each uncertificated share of Cubs Common Stock.

(vii) “Business Day” shall mean any day, other than a Saturday, a Sunday or a day on which banking and savings and loan institutions in New York, Texas or Oklahoma are authorized or required by Law to be closed.

(viii) “Cleanup” shall mean all actions required to be taken under or pursuant to any Environmental Law to: (1) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (2) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

(ix) “Contract” shall mean any legally binding written or oral agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature, but in each case specifically excluding, however, any Oil and Gas Lease, Permit, or other instrument creating or evidencing an interest in any Oil and Gas Property or any real property related to or used or held for use in connection with the operation of the business.

(x) “Corporate Governance Policy” means the amended Corporate Governance Guidelines of Dodgers to be adopted by Dodgers in accordance with Section 5.18 and appended to this Agreement as Exhibit D.

(xi) “Cubs Benefit Plan” shall mean each Benefit Plan that is entered into, sponsored, maintained, contributed to or required to be contributed to by Cubs or any Cubs Subsidiary for the benefit of any Cubs Service Provider, or with respect to which Cubs or any Cubs Subsidiary (or any of their respective ERISA Affiliates) has or would reasonably be expected to have any liability, whether actual or contingent, but excluding workers’ compensation, unemployment compensation and other programs that are required under applicable Law and maintained by any Governmental Entity.

(xii) “Cubs Contract” shall mean any Contract to which Cubs or any of the Cubs Subsidiaries is a party or bound as of the date hereof that fits, and any Contract which Cubs or any of the Cubs Subsidiaries may enter into after the date hereof that would fit, the following descriptions:

(1) each Cubs Material Contract;

(2) each Contract for lease of personal property or real property (excluding Oil and Gas Leases) involving annual payments in excess of $25,000,000 that are not terminable without penalty or other liability to Cubs or any of the Cubs Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(3) each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Cubs or any of the Cubs Subsidiaries to make, or reasonably likely to result in Cubs or any of the Cubs Subsidiaries making, annual expenditures in excess of $50,000,000 (net to the interest of Cubs and the Cubs Subsidiaries) following the date of this Agreement, other than customary joint operating agreements, unit agreements, unit operating agreements, communitization agreements, participating area agreements or designations, unit development agreements with any Governmental Entity or University Lands of Texas, and similar agreements, and continuous development obligations under Oil and Gas Leases;

(4) each agreement that contains any exclusivity (other than, for avoidance of doubt, acreage dedications), “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Cubs or any of the Cubs Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of Cubs and the Cubs Subsidiaries, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Cubs or any of the Cubs Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements, unit operating agreements, communitization agreements, participating area agreement or designation, unit development agreements with any Governmental Entity or University Lands of Texas, and similar agreements affecting the business or the Oil and Gas Properties of Cubs or any of the Cubs Subsidiaries;

(5) any Contract that provides for (i) any midstream services (including Hydrocarbon gathering, processing, transportation and related services and water handling, recycling or disposal services) to Cubs or any of the Cubs Subsidiaries, or (ii) the sale or purchase of Hydrocarbons by Cubs or any of the Cubs Subsidiaries, in each case, where the primary term plus any renewal or extension terms (whether optional or automatic) is greater than or equal to five (5) years (including, for the avoidance of doubt, any renewal or extension of such Contract that would result in the term being greater than or equal to five (5) years) or that does not allow Cubs or the Cubs Subsidiaries to terminate it without penalty to Cubs or the Cubs Subsidiaries with ninety (90) days notice prior to the commencement of any extended or secondary term; and

(6) any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of Hydrocarbons or water from Cubs or any Cubs Subsidiary’s Oil and Gas Properties, which in each case, would reasonably be expected to result in or involve payments (including penalty or deficiency payments) by Cubs or any Cubs Subsidiaries in excess of $10,000,000 during any calendar year following the date of this Agreement or, together with and taking into consideration all such Contracts to which Cubs or any Cubs Subsidiary is a party or is bound, would reasonably be expected to result in or involve aggregate penalty or deficiency payments by Cubs or any Cubs Subsidiary in excess of $15,000,000 during any calendar year following the date of this Agreement.

(xiii) “Cubs Credit Agreements” shall mean, collectively, (i) the Cubs Revolving Credit Agreement and (ii) the Cubs Term Loan Credit Agreement.

(xiv) “Cubs Intervening Event” shall mean a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Cubs Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Cubs Board prior to obtaining the Cubs Stockholder Approval. Notwithstanding the foregoing, in no event shall the following events, changes or developments constitute a Cubs Intervening Event: changes in the market price or trading volume of Dodgers Common Stock, Cubs Common Stock or any other securities of Cubs or Dodgers, or the fact that Cubs or Dodgers meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof may constitute a Cubs Intervening Event).

(xv) “Cubs Material Adverse Effect” shall mean, when used with respect to Cubs and the Cubs Subsidiaries, (A) a material adverse effect on the ability of Cubs and the Cubs Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of Cubs and the Cubs Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Cubs Material Adverse Effect has occurred:

(1) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, tariffs or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(2) changes in general economic conditions in the:

(A) oil and gas exploration and production industry;

(B) the oil and gas gathering, compressing, treating, processing and transportation industry generally;

(C) the natural gas liquids fractionating and transportation industry generally;

(D) the crude oil and condensate logistics and marketing industry generally; and

(E) the natural gas marketing and trading industry generally (including in each case changes in law after the date of this Agreement affecting such industries);

(3) the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;

(4) any hurricane, tornado, flood, earthquake or other natural disaster;

(5) any epidemic, pandemic or disease outbreak, or other public health condition, or any other force majeure event, or any escalation or worsening thereof;

(6) the identity of, or actions or omissions of, Dodgers, Merger Sub or their respective Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of Dodgers; provided that the exception in this clause (6) shall not apply to references to “Cubs Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b) and, to the extent related thereto, the condition set forth in Section 6.2(b);

(7) the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to references to “Cubs Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b) and, to the extent related thereto, the condition set forth in Section 6.2(b);

(8) any change in the market price or trading volume of the Cubs Common Stock (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Cubs Material Adverse Effect);

(9) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Cubs Material Adverse Effect);

(10) any downgrade in rating of any Indebtedness or debt securities of Cubs or any of the Cubs Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Cubs Material Adverse Effect);

(11) changes in any Laws or regulations applicable to Cubs or any of Cubs’ Subsidiaries or their respective assets or operations;

(12) changes in applicable accounting regulations or the interpretations thereof; and

(13) any Legal Proceedings commenced by or involving any current or former director or stockholder of Cubs (on its own behalf or on behalf of Cubs) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby;

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), (5) or (12) will, unless otherwise excluded, be taken into account for purposes of determining whether a Cubs Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Cubs and the Cubs Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Cubs and the Cubs Subsidiaries operate.

(xvi) “Cubs Revolving Credit Agreement” shall mean that certain Credit Agreement, dated as of March 10, 2023, by and among Cubs, as borrower, the lenders and issuing banks from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent as amended by that certain Amendment No. 1 to Credit Agreement, dated as of September 12, 2024, and as further amended, restated, amended and restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified, extended or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof.

(xvii) “Cubs Service Provider” shall mean any current or former employee, officer, director, or other individual service provider of Cubs or any of the Cubs Subsidiaries.

(xviii) “Cubs Stock Plans” shall mean the Cubs 2023 Equity Incentive Plan, the Cimarex Energy Co. Amended and Restated 2019 Equity Incentive Plan, the Cabot Oil & Gas Corporation 2014 Incentive Plan, and items 1-5 identified on Section 2.4(a) of the Cubs Disclosure Letter.

(xix) “Cubs Term Loan Credit Agreement” shall mean that certain Term Loan Credit Agreement, dated as of December 10, 2024, by and among Cubs, as borrower, the lenders from time to time party thereto and Toronto Dominion (Texas) LLC, as administrative agent, as amended, restated, amended and restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified, extended or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof.

(xx) “Data Privacy Requirements” means, with respect to a party or any of its Subsidiaries, the following, in each case, to the extent applicable to such party or any of its Subsidiaries: (i) Laws directed to data privacy and security, (ii) contractual obligations of such party or any of its Subsidiaries regulating the privacy, security or processing of personal information (including self-regulatory standards to which such party or any of its Subsidiaries have publicly committed), and (iii) public-facing, written privacy, security and data protection policies.

(xxi) “Derivative Product” shall mean each Contract for any futures transaction, swap transaction, collar transaction, floor transaction, cap transaction, option, warrant, forward purchase or sale transaction relating to one or more currencies, commodities (including Hydrocarbons), interest rates, bonds, equity securities, loans, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(xxii) “Dodgers Benefit Plan” shall mean each Benefit Plan that is entered into, sponsored, maintained, contributed to or required to be contributed to by Dodgers or any Dodgers Subsidiary for the benefit of any Dodgers Service Provider, or with respect to which Dodgers or any Dodgers Subsidiary (or any of their respective ERISA Affiliates) has or would reasonably be expected to have any liability, whether actual or contingent, but excluding workers’ compensation, unemployment compensation and other programs that are required under applicable Law and maintained by any Governmental Entity.

(xxiii) “Dodgers Contract” shall mean any Contract to which Dodgers or any of the Dodgers Subsidiaries is a party or bound as of the date hereof that fits, and any Contract which Dodgers or any of the Dodgers Subsidiaries may enter into after the date hereof that would fit, the following descriptions:

(1) each Dodgers Material Contract;

(2) each Contract for lease of personal property or real property (excluding Oil and Gas Leases) involving annual payments in excess of $25,000,000 that are not terminable without penalty or other liability to Dodgers or any of the Dodgers Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(3) each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Dodgers or any of the Dodgers Subsidiaries to make, or reasonably likely to result in Dodgers or any of the Dodgers Subsidiaries making, annual expenditures in excess of $50,000,000 (net to the interest of Dodgers and the Dodgers Subsidiaries) following the date of this Agreement, other than customary joint operating agreements, unit agreements, unit operating agreements, communitization agreements, participating area agreements or designations, unit development agreements with any Governmental Entity or University Lands of Texas, and similar agreements, and continuous development obligations under Oil and Gas Leases;

(4) each agreement that contains any exclusivity (other than, for avoidance of doubt, acreage dedications), “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Dodgers or any of the Dodgers Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of Dodgers and the Dodgers Subsidiaries, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Dodgers or any of the Dodgers Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements, unit operating agreements, communitization agreements, participating area agreement or designation, unit development agreements with any Governmental Entity or University Lands of Texas, and similar agreements affecting the business or the Oil and Gas Properties of Dodgers or any of the Dodgers Subsidiaries;

(5) any Contract that provides for (i) any midstream services (including Hydrocarbon gathering, processing, transportation and related services and water handling, recycling or disposal services) to Dodgers or any of the Dodgers Subsidiaries, or (ii) the sale or purchase of Hydrocarbons by Dodgers or any of the Dodgers Subsidiaries, in each case, where the primary term plus any renewal or extension terms (whether optional or automatic) is greater than or equal to five (5) years (including, for the avoidance of doubt, any renewal or extension of such Contract that would result in the term being greater than or equal to five (5) years) or that does not allow Dodgers or the Dodgers Subsidiaries to terminate it without penalty to Dodgers or the Dodgers Subsidiaries with ninety (90) days notice prior to the commencement of any extended or secondary term; and

(6) any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of Hydrocarbons or water from Dodgers or any Dodgers Subsidiary’s Oil and Gas Properties, which in each case, would reasonably be expected to result in or involve payments (including penalty or deficiency payments) by Dodgers or any Dodgers Subsidiaries in excess of $10,000,000 during any calendar year following the date of this Agreement or, together with and taking into consideration all such Contracts to which Dodgers or any Dodgers Subsidiary is a party or is bound, would reasonably be expected to result in or involve aggregate penalty or deficiency payments by Dodgers or any Dodgers Subsidiary in excess of $15,000,000 during any calendar year following the date of this Agreement.

(xxiv) “Dodgers Credit Agreements” shall mean, collectively, (i) the Dodgers Revolving Credit Agreement and (ii) the Dodgers Term Loan Credit Agreement.

(xxv) “Dodgers DSUs” shall mean each restricted stock unit granted pursuant to a Dodgers Stock Plan to a non-employee member of the Dodgers Board, pursuant to which the holder has made an election to defer receipt of Dodgers Common Stock (or an equivalent amount in cash) upon the settlement of such unit.

(xxvi) “Dodgers Intervening Event” shall mean a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Dodgers Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Dodgers Board prior to obtaining the Dodgers Stockholder Approval. Notwithstanding the foregoing, in no event shall the following events, changes or developments constitute a Dodgers Intervening Event: changes in the market price or trading volume of Dodgers Common Stock, Cubs Common Stock or any other securities of Dodgers or Cubs, or the fact that Dodgers or Cubs meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof may constitute a Dodgers Intervening Event).

(xxvii) “Dodgers Material Adverse Effect” shall mean, when used with respect to Dodgers and the Dodgers Subsidiaries, (A) a material adverse effect on the ability of Dodgers and the Dodgers Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of Dodgers and the Dodgers Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Dodgers Material Adverse Effect has occurred:

(1) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, tariffs, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(2) changes in general economic conditions in the:

(A) oil and gas exploration and production industry;

(B) the oil and gas gathering, compressing, treating, processing and transportation industry generally;

(C) the natural gas liquids fractionating and transportation industry generally;

(D) the crude oil and condensate logistics and marketing industry generally; and

(E) the natural gas marketing and trading industry generally (including in each case changes in law after the date of this Agreement affecting such industries);

(3) the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;

(4) any hurricane, tornado, flood, earthquake or other natural disaster;

(5) any epidemic, pandemic or disease outbreak, or other public health condition, or any other force majeure event, or any escalation or worsening thereof;

(6) the identity of, or actions or omissions of, Cubs and its respective Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of Cubs; provided that the exception in this clause (6) shall not apply to references to “Dodgers Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);

(7) the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to references to “Dodgers Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);

(8) any change in the market price or trading volume of the Dodgers Common Stock (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Dodgers Material Adverse Effect);

(9) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Dodgers Material Adverse Effect);

(10) any downgrade in rating of any Indebtedness or debt securities of Dodgers or any of the Dodgers Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Dodgers Material Adverse Effect);

(11) changes in any Laws or regulations applicable to Dodgers or any of Dodgers’ Subsidiaries or their respective assets or operations;

(12) changes in applicable accounting regulations or the interpretations thereof; and

(13) any Legal Proceedings commenced by or involving any current or former director or stockholder of Dodgers (on its own behalf or on behalf of Dodgers) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby;

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), (5) or (12) will, unless otherwise excluded, be taken into account for purposes of determining whether a Dodgers Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Dodgers and the Dodgers Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Dodgers and the Dodgers Subsidiaries operate.

(xxviii) “Dodgers PSUs” shall mean each restricted stock unit granted pursuant to a Dodgers Stock Plan and subject to performance-based vesting conditions.

(xxix) “Dodgers Revolving Credit Agreement” shall mean that certain Amended and Restated Credit Agreement, dated as of March 24, 2023, by and among Dodgers, as borrower, the lenders and issuing banks from time to time party thereto and Bank of America, N.A., as administrative agent and as swing line lender, as modified by that certain Extension Agreement, dated as of March 25, 2024, as further modified by that certain Extension Agreement, dated of as March 24, 2025, and as further amended, restated, amended and restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified, extended or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof.

(xxx) “Dodgers RSAs” shall mean each restricted stock award granted pursuant to a Dodgers Stock Plan.

(xxxi) “Dodgers RSUs” shall mean each restricted stock unit granted pursuant to a Dodgers Stock Plan and subject to solely time-based vesting conditions, other than the Dodgers DSUs.

(xxxii) “Dodgers Service Provider” shall mean any current or former employee, officer, director, or other individual service provider of Dodgers or any of the Dodgers Subsidiaries.

(xxxiii) “Dodgers Stock Plans” shall mean the Dodgers 2022 Long-Term Incentive Plan, the Dodgers 2017 Long-Term Incentive Plan, and the WPX Energy, Inc. 2013 Incentive Plan.

(xxxiv) “Dodgers Term Loan Credit Agreement” shall mean that certain Delayed Draw Term Loan Credit Agreement, dated as of August 12, 2024, by and among Dodgers, as borrower, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, as amended, restated, amended and restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified, extended or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof.

(xxxv) “DTC” means The Depositary Trust Company.

(xxxvi) “Economic Sanctions/Trade Laws” shall mean all applicable laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any governmental body, agency, authority or Entity targeting certain countries, territories, entities or Persons. For the avoidance of doubt, the applicable laws referenced in the foregoing sentence include (A) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, or any regulations of the U.S. Treasury Department Office of Foreign Assets Controls “OFAC”, or any export control law applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (B) any U.S. sanctions related to or administered by the U.S. Department of State and (C) any sanctions measures or embargoes imposed by the United Nations Security Council, His Majesty’s Treasury or the European Union.

(xxxvii) “EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

(xxxviii) “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, easement, title defect, lease, sublease, claim, infringement, interference, option, right of first refusal or preemptive right (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(xxxix) “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

(xl) “Environmental Claim” shall mean any claim, action, cause of action, investigation or notice by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by Cubs or Dodgers, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(xli) “Environmental Law” shall mean any applicable Law that relates to:

(1) the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life or any other natural resource), human health or safety (to the extent related to exposure to Hazardous Materials); or

(2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of Hazardous Materials, in each case as in effect on or prior to the date of this Agreement.

(xlii) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(xliii) “ERISA Affiliates” shall mean, with respect to any entity, any trade or business, whether or not incorporated, that, together with such entity, would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

(xliv) “executive officers” shall have the meaning given to such term in Rule 3b-7 under the Exchange Act.

(xlv) “Existing Cubs Notes” shall mean Cubs’ 3.77% Senior Notes due 2026, 3.90% Senior Notes due 2027, 4.375% Senior Notes due 2029, 5.60% Senior Notes due 2034, 5.40% Senior Notes due 2035 and 5.90% Senior Notes due 2055.

(xlvi) “Existing Dodgers Notes” shall mean the 7.50% Senior Notes due 2027, 5.25% Senior Notes due 2027, 5.875% Senior Notes due 2028, 4.50% Senior Notes due 2030, 7.875% Senior Notes due 2031, 7.95% Senior Notes due 2032, 5.20% Senior Notes due 2034, 5.60% Senior Notes due 2041, 4.75% Senior Notes due 2042, 5.00% Senior Notes due 2045 and 5.75% Senior Notes due 2054 issued by Dodgers or its Subsidiaries.

(xlvii) “GAAP” shall mean generally accepted accounting principles, as in effect in the United States of America.

(xlviii) “Governmental Entity” shall mean any federal, state, tribal, municipal, local or foreign government or any instrumentality, subdivision, court, arbitral body (public or private), administrative agency or commission or other authority thereof.

(xlix) “Hazardous Materials” shall mean any substance, material or waste that is listed, defined, designated or classified or otherwise regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar import pursuant to any Environmental Law, including Hydrocarbons and greenhouse gases or any hazardous substance as that term is defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq., as amended, and any similar term used in any similar state authority.

(l) “Hydrocarbons” shall mean crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas), ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

(li) “Indebtedness” of any Person shall mean:

(1) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money;

(2) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such Person, including, in any such case, “earnout” payments;

(3) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(4) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease or finance lease on a balance sheet of such Person under GAAP;

(5) payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance other than a Permitted Encumbrance, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed; and

(6) indebtedness of others as described in the foregoing clauses (1) through (5) above in any manner guaranteed by such Person; but Indebtedness does not include (a) accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet more than ninety (90) days past due, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business, or (b) any credit support obligations for Derivative Products entered into by such Person or its Subsidiaries.

(lii) “Intellectual Property” shall mean all intellectual property rights throughout the world, including all U.S. and foreign (i) patents, patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data (including geophysical data), and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (v) trade secrets and other confidential information, including know-how, inventions, proprietary processes, formulae, models and methodologies and (vi) all applications and registrations for the foregoing.

(liii) “IRS” shall mean the United States Internal Revenue Service.

(xxxvii) “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment.

(liv) “Knowledge” shall mean with respect to any party hereto shall mean the actual knowledge of such party’s executive officers.

(lv) “Law” shall mean any applicable federal, state, local, municipal, foreign or other law, act, Order, statute, constitution, principle of common law, resolution, ordinance, code, edict, rule, regulation or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(lvi) “Legal Proceeding” shall mean any action, suit, litigation, arbitration, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any Person, any court or other Governmental Entity or any arbitrator or arbitration panel, or any union, employee representative body or other labor organization.

(lvii) “Mineral Interest” shall mean any fee mineral interests or an undivided fee mineral interest, mineral interests, non-participating royalty interests, term mineral interests, coalbed methane interests, oil interests, gas interests, reversionary interests, reservations, concessions, executive rights or other similar interests in Hydrocarbons in place or other fee interests in Hydrocarbons.

(lviii) “Money-Laundering Laws” shall mean any law governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related laws of other jurisdictions where Cubs or Dodgers, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.

(lix) “Oil and Gas Leases” shall mean, with respect to a Person, all Hydrocarbon and mineral leases and subleases, royalties, overriding royalties, net profits interests, Mineral Interests, carried interests, and other rights to Hydrocarbons in place, and mineral servitudes, and all leases, subleases, licenses or other occupancy or similar agreements under which such Person acquires or obtains operating rights in and to Hydrocarbons.

(lx) “Oil and Gas Properties” shall mean (a) all direct and indirect right, title, and interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and the interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and Mineral Interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participating royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations, and concessions, (b) all Wells located on or producing from any of the Oil and Gas Leases, Units, or Mineral Interests and the rights to all Hydrocarbons and other minerals produced therefrom (including the proceeds thereof), (c) all surface interests, easements, surface use agreements, rights-of-way, licenses and Permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (d) all interests in machinery, equipment (including Well equipment and machinery), production, completion, injection, disposal, gathering, transportation, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), rigs, pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, and other personal property used, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons and (e) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(lxi) “Oil and Gas Property Encumbrance” shall mean any lien, security interest, pledge, charge, defect or other similar encumbrance.

(lxii) “Order” shall mean any: (A) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (B) Contract with any Governmental Entity entered into in connection with any Legal Proceeding.

(lxiii) “Permit” shall mean any franchise, grant, authorization, license, establishment registration, product listing, permit, easement, variance, exception, consent, certificate, clearance, approval or order of any Governmental Entity.

(lxiv) “Permitted Encumbrance” shall mean:

(1) to the extent waived prior to the Effective Time or not triggered by the transactions contemplated hereunder, preferential purchase rights, rights of first refusal, purchase options, consents and similar rights granted pursuant to any Contracts or instrument, including joint operating agreements, joint ownership agreements, stockholders agreements, organizational documents and other similar agreements and documents;

(2) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and liens for Taxes or assessments that are not yet delinquent or that are being contested in good faith in the ordinary course of business and in each case for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(3) lease burdens payable to third parties and all other burdens upon, measured by or payable out of production which are deducted in the calculation of discounted present value in the Cubs Reserve Report or the Dodgers Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(4) (i) contractual or statutory Encumbrances securing obligations for labor, services, materials and supplies furnished to Mineral Interests, (ii) Encumbrances on pipeline or pipeline facilities which arise out of operation of Law, or (iii) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons or water, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business; provided, however, that, in the case of any Encumbrance described in the foregoing clauses (i), (ii) or (iii), such Encumbrance (A) secures obligations that are not Indebtedness and are not delinquent or that are being contested in good faith in the ordinary course of business and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(5) Encumbrances incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(6) customary Encumbrances for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(7) such title defects as (A) Dodgers (in the case of title defects with respect to properties or assets of Cubs or any of the Cubs Subsidiaries) may have expressly waived in writing or (B) Cubs (in the case of title defects with respect to properties or assets of Dodgers or any of the Dodgers Subsidiaries) may have expressly waived in writing;

(8) rights reserved to or vested in any Governmental Entity to control or regulate any of Cubs’ or Dodgers’ or their respective Subsidiaries’ properties or assets in any manner, other than rights of condemnation or eminent domain that has been exercised;

(9) all easements, covenants, restrictions (including zoning restrictions), rights-of-way, servitudes, Permits, surface leases and other similar rights or restrictions in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Cubs Material Owned Real Property or Dodgers Material Owned Real Property or the properties of Cubs or Dodgers or any of their respective Subsidiaries that are of record and customarily granted in the oil and gas industry and (i) do not materially interfere with the operation, development, exploration or use of the property or asset affected or (ii) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Cubs Reserve Report or the Dodgers Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(10) any Encumbrances discharged at or prior to the Effective Time;

(11) with respect to the Cubs Material Real Property or the Dodgers Material Real Property (as applicable), but excluding any Oil and Gas Properties, all other Encumbrances, liens, charges, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on a current and accurate survey of any Cubs Material Real Property or Dodgers Material Real Property, as applicable, that in each case does not materially interfere with the operation, value, development, exploration or use of the property or asset affected;

(12) licenses of or other grants of rights to use or obligations with respect to Intellectual Property;

(13) consents and any required notices to, or filings with, Governmental Entities in connection with the consummation of the transactions contemplated by this Agreement, in each case, that are customarily obtained or filed after the Closing;

(14) rights of reassignment arising upon final intention to abandon or release any of the Oil and Gas Properties to the extent such rights have not been triggered;

(15) rights of a common owner of any interest in the Oil and Gas Properties and such common owner as tenants in common or through common ownership;

(16) the terms and conditions of this Agreement;

(17) all wellhead, pipeline and other Hydrocarbon imbalances;

(18) defects or irregularities resulting from or related to probate proceedings or the lack thereof, which defects or irregularities have been outstanding for more than five years;

(19) defects based on or arising out of the failure of Dodgers or Cubs, as applicable, to enter into, be party to, or be bound by, pooling provisions, a pooling agreement, production sharing agreement or other similar agreement with respect to any horizontal well that crosses more than one lease or tract (i) to the extent such well has been permitted by an applicable Governmental Entity and (ii) to the extent the allocation of Hydrocarbons produced from such well among leases or tracts is based upon the length of the “as drilled” horizontal wellbore open for production, the total length of the horizontal wellbore, or other methodology that is intended to reasonably attribute to each such lease or tract its share of such production;

(20) defects or irregularities that would customarily be waived by a reasonable owner or operator of oil and gas properties in the same area;

(21) such other Encumbrance that does not (a) reduce Cubs’ or Dodgers’, as applicable, net revenue interest share to less than what is reflected in the Cubs Reserve Report or the Dodgers Reserve Report, as applicable, of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (b) increase Cubs’ or Dodgers’, as applicable, percentage share of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, to greater than the working interest reflected in the Cubs Reserve Report or the Dodgers Reserve Report, as applicable, for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties), and (c) does not materially and adversely impact the ownership and operation of such Oil and Gas Properties by Cubs or Dodgers, as applicable, as conducted as of the date hereof; and

(22) any other Encumbrances permitted under (x) in the case of Cubs and Cubs Subsidiaries, the Cubs Credit Agreements, and (y) in the case of Dodgers and Dodgers Subsidiaries, the Dodgers Credit Agreements.

(lxv) “Person” shall mean any individual, Entity or Governmental Entity.

(lxvi) “Production Burdens” shall mean all royalty interests, overriding royalty interests, production payments, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, royalty burdens or other similar interests or encumbrances that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons from, or allocated to, any Oil and Gas Properties or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

(lxvii) “Release” shall mean any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.

(lxviii) “Sanctions Target” shall mean (A) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, including, as of the date of this Agreement, Iran, Cuba, Syria, the Crimea region of Ukraine, and North Korea; (B) a Person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctions Persons lists published by OFAC, or any equivalent list of sanctioned Persons issued by the U.S. Department of State; (C) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (D) an entity owned fifty percent (50%) or more or controlled by a country or territory identified in clause (A) or Person in clause (B) above.

(lxix) “Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member or has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof; provided that, for the avoidance of doubt, neither Catalyst Midstream Partners, LLC, nor any of its Subsidiaries, shall be deemed to be a Subsidiary of Dodgers for purposes of this Agreement.

(lxx) “Superior Proposal” shall mean, with respect to a party hereto, any bona fide written Acquisition Proposal with respect to such party made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (A) all or substantially all of the assets of such party and its Subsidiaries, taken as a whole, or (B) all or substantially all of the common equity securities of such party, in each case on terms which a majority of the board of directors of such party determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including financing terms, the identity of the third party making such Acquisition Proposal and potential synergies expected to be realized from the transactions contemplated hereby, any alternative transaction (including any modifications to the terms of this Agreement) proposed by the other party hereto pursuant to Section 5.4, and including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be more favorable to such party and its stockholders (in their capacity as stockholders) as compared to the transactions contemplated hereby and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party hereto pursuant to Section 5.4.

(lxxi) “Takeover Laws” shall mean any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Supermajority,” “Affiliate Transactions,” or “Business Combination Statute or Regulation” or other similar state anti-takeover Laws.

(lxxii) “Tax Return” shall mean any return, declaration, statement, report or similar filing (including any schedule or attachment thereto) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

(lxxiii) “Taxes” shall mean any and all domestic or foreign, federal, state, local or other taxes and similar charges, fees, customs, tariffs, imposts and assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Taxing Authority, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added.

(lxxiv) “Taxing Authority” shall mean the Internal Revenue Service and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes.

(lxxv) “Treasury Regulations” shall mean the regulations promulgated under the Code.

(lxxvi) “Unit” shall mean each separate pooled, communitized or unitized acreage unit which includes all or any portion of any Oil and Gas Leases or other Oil and Gas Properties.

(lxxvii) “Wells” shall mean Hydrocarbon wells, CO2 wells, saltwater disposal wells, injection wells and storage wells, whether producing, operating, shut-in or temporarily abandoned, located on any real property associated with an Oil and Gas Property of Cubs or Dodgers, as applicable, or any of their Subsidiaries.

(lxxviii) “Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the Knowledge that the taking of such act (or the failure to take such act) is reasonably likely to constitute a breach of this Agreement.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

DEVON ENERGY CORPORATION

By:	/s/ Clay M. Gaspar
Name: Clay M. Gaspar
Title: President and Chief Executive Officer

CUBS MERGER SUB, INC.

By:	/s/ Clay M. Gaspar
Name: Clay M. Gaspar
Title: President and Chief Executive Officer

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

COTERRA ENERGY INC.

By:	/s/ Thomas E. Jorden
Name: Thomas E. Jorden
Title: Chairman, Chief Executive Officer & President

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

EXHIBIT A

AUTHORIZED SHARE CHARTER AMENDMENT

Exhibit A - 1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

DEVON ENERGY CORPORATION

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

Devon Energy Corporation, a Delaware corporation (the “Corporation”), does hereby certify:

FIRST: The name of the Corporation is DEVON ENERGY CORPORATION.

SECOND: The following amendment to the Restated Certificate of Incorporation was duly adopted by a vote of the stockholders sufficient for approval effective [•], 202[•], in the manner prescribed by the General Corporation Law of the State of Delaware:

Clause A of Article IV of the Restated Certificate of Incorporation is amended and restated to read in its entirety as follows:

A. The Corporation shall be authorized to issue a total of 2,004,500,000 shares of capital stock divided into two classes as follows:

(1) 2,000,000,000 shares of Common Stock, par value $0.10 per share (“Common Stock”), and

(2) 4,500,000 shares of Preferred Stock, par value $1.00 per share (“Preferred Stock”).

THIRD: The aforesaid amendment to the Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: The aforesaid amendment does not effect a change in the amount of stated capital.

Exhibit A - 2

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this [•] day of [•], 202[•].

DEVON ENERGY CORPORATION

By:
Name:	[•]
Title:	[•]

EXHIBIT B

CORPORATE GOVERNANCE POLICY

[See attached.]

Exhibit B - 1

DEVON ENERGY CORPORATION

CORPORATE GOVERNANCE GUIDELINES

(Amended and Restated as of [•])

The Board of Directors (the “Board”) of Devon Energy Corporation (the “Company”) has adopted the following Corporate Governance Guidelines specifically tailored to the needs of the Company. These Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision-making both at the Board and management level, with a view to enhancing stockholder value and taking into account the interests of the Company’s other stakeholders over the long- term. The Board believes these Guidelines should be an evolving set of corporate governance principles, subject to alteration as circumstances warrant in accordance with the terms hereof.

Director Qualifications and Board Composition

The Governance, Environmental, and Public Policy Committee (the “GEPP Committee”) is responsible for proposing qualified candidates to serve on the Board, and reviews with the Board special director qualifications, taking into account the composition and skills of the entire Board.

Independence — A majority of the Board members must qualify as “independent” Directors in accordance with the listing standards of the New York Stock Exchange (“NYSE”) and the related disclosure requirements in the Securities and Exchange Commission (the “SEC”) Regulation S-K, Item 407(a). All of the members of the Audit Committee, the Compensation Committee, and the GEPP Committee must also be Directors determined by the Board to be independent according to these standards and any applicable enhanced standards relating to Board committee membership.

Director Qualifications — The Board believes that individuals nominated by the Board to serve as a Director should have demonstrated notable achievements and have the ability to make significant contributions to the direction of the affairs of the Company and to enhance the ability of the committees of the Board to fulfill their duties. The GEPP Committee has established director qualifications that will be considered in evaluating candidates for nomination, which include such factors as:

•

Integrity and Accountability — Character is the primary consideration in evaluating any Board member. Directors should demonstrate high ethical standards and integrity in their personal and professional dealings and be willing to act on and remain accountable for their boardroom decisions.

Exhibit B - 2

Corporate Governance Guidelines

•

Informed Judgment — Board members should have the ability to provide wise, thoughtful counsel on a broad range of issues. Directors should possess high intelligence and wisdom and apply it in decision-making.

•

Peer Respect — The Board functions best when Directors value Board and team performance over individual performance. Openness to other opinions and the willingness to listen should rank as highly as the ability to communicate persuasively. Board members should approach others directly, responsibly, and supportively and raise probing questions in a manner that encourages open discussion.

•

High Performance Standards — In today’s highly competitive world, only companies capable of performing at the highest levels are likely to prosper. Board members should have a history of achievement that reflects high standards for themselves and others.

Director Recruitment — The GEPP Committee shall identify and recruit candidates to serve on the Board. A list of candidates to be elected by stockholders shall be presented to the Board for nomination at each annual meeting of stockholders. Candidates identified to fill vacancies between meetings of stockholders shall be presented to the Board for appointment. When searching for new director nominees, the Board is committed to seeking qualified candidates with a range of experience, perspective, and expertise. The GEPP Committee may at its discretion seek third-party resources to assist in the process and will make the final recommendation to the Board. The Board and the GEPP Committee will conduct any search for new director nominees in compliance with applicable anti-discrimination laws.

The GEPP Committee will consider properly submitted recommendations for nominees from stockholders and will give appropriate consideration in the same manner as given to other nominees. Stockholders who wish to submit director nominees for election may do so by submitting in writing such nominee’s name, in compliance with the procedures required by our Bylaws, to the GEPP Committee of the Board of Directors, Attention: Chair of the GEPP Committee, c/o Office of the Corporate Secretary, Devon Energy Corporation, 333 West Sheridan Avenue, Oklahoma City, Oklahoma 73102-5015. Information on the requirements to ensure that a stockholder’s recommendation is properly and timely submitted can be found in our annual proxy statement.

Director Selection — The GEPP Committee shall be responsible for reviewing with the Board any other special director qualifications, taking into account the composition and skills of the entire Board. Given the importance of the Board’s role in monitoring the financial performance of the Company, the GEPP Committee shall ensure that a sufficient number of the Board members are financially literate with ability to read a balance sheet, income statement, and cash flow statement and have an understanding of key metrics for evaluating the Company’s performance.

Exhibit B - 3

Corporate Governance Guidelines

An invitation to join the Board shall only be extended to a potential candidate at such time as the nomination or appointment of the candidate has been approved by the Board.

Director Resignation Policy — Any nominee for Director in an uncontested election who fails to receive a greater number of votes cast “for” such nominee’s election than the votes cast “withheld” in such nominee’s election shall tender his or her written offer of resignation for consideration by the GEPP Committee within 90 days from the date of the election. The GEPP Committee shall consider all of the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation.

Term Limits — The Board does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they have the disadvantage of causing the Company to lose the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and thereby provide an increasing contribution to the Board as a whole. The Board believes an annual assessment of Board and committee performance provides an appropriate opportunity to reflect on the effectiveness of the Board and to confirm a Director’s continuing membership on the Board.

Mandatory Retirement — Non-management Directors will retire as of the annual meeting following their 75th birthday.

Multiple Directorships — The Company recognizes that its Board members benefit from service on the boards of other companies. While that service is encouraged, it is critical that Directors have the opportunity to dedicate sufficient time to serve on the Company’s Board. It is recommended that Directors serve on no more than three public company boards (“public boards”) in addition to the Board.

Service on the boards of subsidiary companies, non-profit organizations, and non-public, for-profit organizations (“other boards”) is not included in this calculation. Directors should (i) advise the Chair of the Board and the Chair of the GEPP Committee in advance of accepting an invitation to serve on other public boards or any assignment to the audit committee or compensation committee of the board of directors of any public company of which such Director is a member and (ii) promptly advise the Chair of the Board and the Chair of the GEPP Committee upon accepting service on other boards. At least annually, the GEPP Committee will review directorships (or positions on similar governing bodies) held by Directors and executive officers with public boards and other boards. The Chief Executive Officer approves in advance any for-profit board service commitments of executive officers, and the GEPP Committee approves in advance any for-profit board service commitments of the Chief Executive Officer. Executive officers are expected to promptly advise the Chief Executive Officer upon accepting any directorship with non-profit organizations.

Exhibit B - 4

Corporate Governance Guidelines

No Director shall serve as a director, officer, or employee of a competitor of the Company, without the approval of the GEPP Committee.

Director Responsibilities

Best Judgment — Directors should exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company in a manner consistent with their fiduciary duties. Directors should regularly attend meetings of the Board and of all Board committees upon which they serve and should review relevant meeting materials in advance of any such meeting.

Confidentiality — Directors shall preserve the confidentiality of proprietary material given or presented to the Board.

Conflicts of Interest — Directors must disclose to the Audit Committee any related party transactions and potential conflicts of interest they may have with respect to any matter under discussion and, if appropriate, refrain from voting on a matter in which they may have a conflict.

Meeting Attendance — The Chair of the Board will set the schedule and location for meetings of the Board. The Board will typically hold regular meetings on a quarterly basis. In addition to the regularly scheduled meetings, unscheduled Board meetings may be called, upon proper notice, at any time to address specific needs of the Company. The annual meeting of stockholders will be scheduled in conjunction with a regularly scheduled Board meeting. The Board expects all Board members to attend regularly scheduled Board and committee meetings and the annual meeting of stockholders, unless there are extenuating circumstances.

Change in Status — Directors are expected to report to the Chair of the Board and the Chair of the GEPP Committee any substantial changes in his or her principal occupation or professional affiliations or responsibilities, including retirement, and shall submit his or her offer of resignation for consideration by the GEPP Committee. The GEPP Committee shall consider all of the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation.

Stock Ownership — The Board believes that members of the Board should own common stock of the Company to further align their interests and actions with the interests of the Company’s stockholders. The Board has adopted stock ownership guidelines, a copy of which is attached hereto as Exhibit 1.

Exhibit B - 5

Corporate Governance Guidelines

Board Committees

Standing Committees — The Board shall at all times maintain, at a minimum, an Audit Committee, a Compensation Committee, a GEPP Committee, and a Safety, Operations, and Resource Committee. Each such committee must operate in accordance with applicable laws, their respective charters as adopted and amended from time to time by the Board, the applicable rules and regulations of the SEC, and the listing standards of the NYSE. The Board may also establish such other committees as it deems appropriate and delegate to such committees any authority permitted by applicable law and the Company’s Bylaws as the Board may see fit.

Committee Members and Chairs – The Board shall annually appoint the members and chairs of each of the Board’s committees. In advance of such annual appointments, the GEPP Committee shall make a recommendation to the Board as to the appointments, taking into account the views of the Board Chair and Lead Director (as appropriate). Although the Board does not require the rotation of committee assignments or chairs, the Board will consider rotating committee members and chairs periodically. A Director may serve on more than one committee.

Directors’ Compensation

The Compensation Committee shall periodically review the form and amounts of Directors’ compensation and make recommendations to the Board with respect thereto. The Board shall set the form and amounts of Directors’ compensation, taking into account the recommendations of the Compensation Committee. The Board believes that the amount of Directors’ compensation should fairly reflect the contributions of the Directors to the performance of the Company. The Chair of the Compensation Committee shall at least annually obtain a report on the director compensation policies and practices of the Company’s principal competitors and other comparable companies. Only non-management Directors shall receive compensation for their services as Director. To create a direct linkage with corporate performance, the Board believes that a meaningful portion of the total compensation of non-management Directors should be provided and held in Company common stock, stock options, restricted stock awards, or other types of equity-based compensation.

Leadership Structure

The Board reserves the right to determine, from time to time, how to configure the leadership of the Board and the Company in the way that best serves the Company. Subject, during the Governance Period, to the requirements in Exhibit 2, the Board specifically reserves the right to vest the chair and chief executive officer responsibilities in the same individual. The Board has no fixed policy with respect to combining or separating the offices of chair and chief executive officer. In the event one individual holds both positions or if the chair is otherwise not an independent Director, then the non-management Directors, after consulting with all members of the Board, shall, from time to time, appoint an independent director to serve as the Lead Director.

Exhibit B - 6

Corporate Governance Guidelines

Board Procedures

Agenda — The Chair of the Board, with input from the Lead Director, if applicable, shall set the agendas for meetings of the Board and the Chair of each committee shall set the agendas for meetings of the applicable committee. Any Director may suggest agenda items and may raise at meetings other matters that they consider worthy of discussion.

Information and data that is important to the Board’s understanding of the business to be discussed at meetings will be distributed in advance of meetings to the extent practicable, except when such material is too sensitive to be put in writing. To prepare for meetings, Directors should review these materials in advance of each meeting.

Non-Management Director Sessions — Executive sessions or meetings of non-management Directors without management present shall be held at each regularly scheduled quarterly meeting. In the event any of the non-management Directors is not independent, then an executive session including only independent Directors shall be held at least once a year, and if the Chair is not independent, the Lead Director shall preside over such meetings. Additional executive sessions or meetings of non-management Directors may be held from time to time as required. If the Chair is a member of management, then the Lead Director shall preside over meetings of non-management Directors. Executive sessions shall be held from time to time with the Chief Executive Officer for a general discussion of relevant subjects.

Orientation and Continuing Education — The Board will establish, or identify and provide access to, appropriate orientation programs, sessions, or materials for newly elected Directors for their benefit either prior to or within a reasonable period of time after their election or appointment. The Board will encourage, but not require, Directors to periodically pursue or obtain appropriate continuing education programs, sessions, or materials as to the responsibilities of directors of publicly traded companies.

Access to Management — The Company shall provide each Director with complete access to the management of the Company, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption to the Company’s management, business, and operations.

Independent Advisors — The Board and Board committees, to the extent set forth in the applicable committee charter, have the right to consult and retain independent legal and other advisors at the expense of the Company.

Exhibit B - 7

Corporate Governance Guidelines

Board Policies

Equity Plans — All Company equity compensation plans, except plans assumed in connection with mergers or acquisitions, and tax qualified and excess benefit plans will be approved by stockholders. Unless submitted to stockholders for approval, stock options will not be repriced.

Code of Conduct — The Company will continuously maintain a Code of Business Conduct and Ethics setting forth the Company’s expectations in various areas of legal and ethical concern. The Code addresses specific elements of the Company’s business and refers to separate Company policies that are currently in place.

Management Evaluation and Succession

Annual Evaluation — The Compensation Committee shall be responsible for coordinating an annual evaluation and determining the annual compensation of the President and Chief Executive Officer. The Chair of the Compensation Committee shall be the liaison with the President and Chief Executive Officer.

Succession Planning — The President and Chief Executive Officer shall provide an annual report on succession planning and related personnel development recommendations to the Board or the Compensation Committee, including a short-term succession plan delineating temporary delegation of authority in the event that the President and Chief Executive Officer or any other executive officer is unexpectedly unable to perform his or her duties.

Annual Performance Evaluation of the Board

Board Evaluation — The Board will conduct an annual evaluation of the effectiveness of the Board, the Chair, the Lead Director, if applicable, and the Board committees, which shall be reviewed and discussed by the GEPP Committee.

Committee Evaluations — The GEPP Committee, the Compensation Committee, the Audit Committee, and the Safety, Operations, and Resource Committee will complete annual performance evaluations in accordance with their respective charters.

The full Board will discuss the evaluation reports to determine what, if any, actions could improve the effectiveness and performance of the Board or the Board committees.

Exhibit B - 8

Corporate Governance Guidelines

Reporting of Concerns to Non-Management Directors

The Company shall establish a method whereby interested parties may communicate directly with the Chair or Lead Director, as applicable, or with the non-management Directors of the Board as a group either by email or by telephone, as set forth under the Corporate Governance section of the Company’s website at www.devonenergy.com. Information provided by email or telephone will be monitored by the Corporate Secretary’s office and forwarded to the non- management Directors.

Communication with Stockholders

Except in unusual circumstances or as required by committee charters or as requested by senior management, Directors are expected to follow the principle that senior management, as opposed to individual Directors, shall provide the public voice of the Company. Directors receiving inquiries from a member of the public, institutional investors, the press, customers, securities analysts, stockholders, or others should refer the inquiries to the President and Chief Executive Officer or another appropriate officer of the Company.

The Chief Executive Officer is responsible for establishing effective communications with the Company’s stakeholder groups, i.e., stockholders, customers, Company associates, communities, suppliers, creditors, governments, and corporate partners. It is the policy of the Company that management speaks for the Company. This policy does not preclude non-management Directors from meeting with stockholders, but it is preferable for any such meetings to be conducted with management present.

Review of Corporate Governance Guidelines

The Board, with the assistance of the GEPP Committee, as appropriate, shall review these Corporate Governance Guidelines from time to time to determinate whether any changes are appropriate. Consistent with NYSE listing requirements these Guidelines will be included on the Company’s website.

During the Governance Period, these Guidelines may be amended, modified, or waived by the affirmative vote of at least seventy-five percent (75%) of the Directors. Following the Governance Period, these Guidelines may be amended, modified, or waived by the Board, and waivers of these Guidelines may also be granted by the GEPP Committee. Any amendments, modifications and waivers shall also be subject to the disclosure requirements and other provisions of the Securities and Exchange Act of 1934, and the rules and regulations promulgated thereunder.

Exhibit B - 9

Corporate Governance Guidelines

Exhibit 1

DEVON ENERGY CORPORATION

STOCKOWNERSHIP GUIDELINES FOR DIRECTORS AND OFFICERS

Director Stock Ownership Guidelines

Each non-management Director of the Board (“Directors”) is expected to own Devon Energy Corporation (“Devon” or the “Company”) common stock. The number of shares required to be owned will be determined in the first quarter of each year by multiplying the Director’s annual retainer in effect as of the prior year end by five and dividing that number by the average daily closing price of the Company’s common stock for the prior calendar year.

Officer Stock Ownership Guidelines

The Company’s Executive Chair and its President and Chief Executive Officer and the other members of Devon’s Executive Committee (“Officers”; Directors and Officers may be referred to individually as a “participant” and collectively as “participants”) are expected to own Devon common stock determined as a multiple of each Officer’s base salary in effect as of the prior year end converted to a fixed number of shares. The ownership amount will be determined in the first quarter of each calendar year based upon the following multiples of base salary:

Executive Chair	6 times base salary
President and Chief Executive Officer	6 times base salary
Other Members of Executive Committee	3 times base salary

The product of each Officer’s base salary times the ownership multiple will be divided by the average closing price of the Company’s common stock for the prior calendar year to determine the number of shares required to be owned by each Officer pursuant to these Guidelines.

Compliance with the Guidelines

Officers and Directors are expected to achieve their individual ownership guideline amounts within five years of first becoming subject to the Guidelines. Once achieved, ownership of the guideline amount should be maintained for as long as the Director or Officer is subject to the Guidelines. If there is (i) an increase in ownership guideline amount for any individual participant due to a change of position, (ii) an increase in the participant’s compensation, or (iii) a decrease in the average daily stock price from the previous year, the affected participant will be allowed an additional five years to achieve the incremental guideline amount.

Exhibit 1-1

Corporate Governance Guidelines

The following holdings of Devon common stock will be included in the determination of compliance with these Guidelines:

•	shares owned directly by the Director or Officer or his or her immediate family members who share the same household;

•	shares owned beneficially by the Director or Officer or his or her immediate family members residing in the same household; and

•	unvested restricted stock for which the restrictions have not lapsed.

Holding Requirement

During any period in which a participant has not yet achieved his or her ownership guideline amount, the participant is required to maintain ownership of at least one-half of the shares of Devon common stock received during such period through equity-based awards from the Company, excluding from the calculation any shares withheld for applicable taxes. For example, if a participant receives 1,000 shares of Devon common stock from the Company and 300 shares are withheld for applicable taxes, such participant is required to maintain at least 350 shares.

Oversight by Compensation Committee

The Compensation Committee of the Board of Directors (the “Committee”) will be responsible for administering, interpreting, and monitoring compliance with these Guidelines. On an annual basis, the Committee will consider the participants’ status under these Guidelines, including the level of compliance with these Guidelines as of the prior year end.

Exceptions

There may be circumstances in which the Guidelines would place a severe hardship on the participant or prevent the participant from complying with a court order, such as a divorce settlement. In these instances, the participant shall be entitled to submit a request in writing to the Chairman of the Committee for an exemption from the Guidelines and Holding Requirement, setting forth the circumstances and describing the extent to which an exemption is being requested. The Committee will make the final determination as to whether an exemption will be granted. If such a request is granted in whole or part, the Committee will determine, in consultation with the participant, an alternative stock ownership arrangement that reflects both the intention of these Guidelines and the participant’s individual circumstances.

Exhibit 1-2

Corporate Governance Guidelines

Exhibit 2

Certain Additional Requirements

In connection with the closing of the merger (the “Merger”) under the Agreement and Plan of Merger, dated as of February 1, 2026 (the “Merger Agreement”), by and among the Company, Cubs Merger Sub, Inc. and Coterra Energy Inc. (“Cubs”), which the Board has deemed advisable and in the best interest of the Company and its stockholders, the Board has agreed to adopt certain requirements of the Board and management, which are set forth in this Exhibit 2 and are to be effective from the effective time of the Merger on [•] (the “Effective Date”) and for two years thereafter (the “Governance Period”), unless otherwise altered in accordance with these Guidelines. Nothing in this Exhibit 2 will be deemed to require any violation of the fiduciary duties of any director of the Board under Delaware law or otherwise in the director’s capacity as such.

1.

Board Size. The Board has, as of the Effective Date, caused the size of the Board to comply with Section 5.17 of the Merger Agreement and designated certain persons to the Board as contemplated thereby, such that the Board will consist, at such time, of six (6) Dodgers Directors and five (5) Cubs Directors (as defined below). The persons designated as Directors by the Company pursuant to Section 5.17 of the Merger Agreement, including the President and Chief Executive Officer of the Company as of immediately prior to the Effective Date, are referred to herein as the “Dodgers Directors,” and the persons designated as Directors by Cubs pursuant to Section 5.17 of the Merger Agreement, including the Chairman, Chief Executive Officer and President of Cubs as of immediately prior to the Effective Date, are referred to herein as the “Cubs Directors.”

2.

[Re-Election. For the annual meeting of the Company’s stockholders to be held in 2026 (the “Annual Meeting”), except as provided in this Section 2 of this Exhibit 2, subject to applicable law, the Governance, Environmental, and Public Policy Committee (the “GEPP Committee”) and the Board shall nominate, recommend and designate the Dodgers Directors and the Cubs Directors then on the Board for re-election (the “Recommended Slate”). The Board and the GEPP Committee shall take all action within their power to secure the election of the Recommended Slate at the Annual Meeting. Notwithstanding the foregoing, if the GEPP Committee, by the affirmative vote of at least 75% of the Directors on the GEPP Committee, determines not to nominate any Dodgers Director or any Cubs Director for re-election at the Annual Meeting, such Director shall not be nominated, recommended or designated for re-election.][1]

[1]	Note to Draft: To be deleted if the Effective Date occurs after the Annual Meeting.

Exhibit 2-1

Corporate Governance Guidelines

3.

Chair of the Board. Subject to this Section 3 of this Exhibit 2, Thomas E. Jorden, who shall be deemed a Cubs Director for purposes of this Exhibit 2, shall be appointed to serve as Chair of the Board during the Governance Period, unless at any time the Board, by the affirmative vote of at least 75% of the Board, determines not to appoint Mr. Jorden as Chair of the Board. If Mr. Jorden is unable or unwilling to serve at any time (including in circumstances where he is not re-elected as a Director of the Company or is otherwise removed from office by a resolution of the Company’s stockholders in accordance with applicable law and the Company’s Restated Certificate of Incorporation and Bylaws (each, as may be further amended and restated from time to time)) or when Mr. Jorden’s term as Chair expires in accordance with this Exhibit 2, then a Chair shall be appointed by the Board. For so long as Mr. Jorden meets the independence standards of the NYSE with respect to the Company as determined by the Board, Mr. Jorden shall be entitled to participate in all meetings and executive sessions of the non-management and/or independent directors of the Board.

4.

Chief Executive Officer. Subject to this Section 4 of this Exhibit 2, as set forth in, and subject to, the Amended and Restated Employment Agreement, effective as of November 18, 2025, by and between the Company and Clay M. Gaspar (the “CEO Agreement”), the Board shall designate Mr. Gaspar to serve as President and Chief Executive Officer of the Company during the Governance Period, unless at any time the Board, by the affirmative vote of at least 75% of the Board, determines to remove Mr. Gaspar as Chief Executive Officer of the Company; and, during such period, the Board shall not and shall cause the Company not to amend, modify or terminate the CEO Agreement without the affirmative vote of at least 75% of the Board. For the avoidance of doubt and in compliance with the Company’s Restated Certificate of Incorporation and Bylaws, Mr. Gaspar shall not be entitled to vote with respect thereto.

5.

Lead Independent Director. During the Governance Period and only for so long as Mr. Jorden serves as the Chair of the Board, the Lead Independent Director of the Board shall be an independent director determined and approved by not less than a majority of the Dodgers Directors. Any such individual so determined and approved shall be appointed by the Board as Lead Independent Director unless the Board, by an affirmative vote of at least 75% of the Board, determines not to appoint such individual as Lead Independent Director.

Exhibit 2-2

ANNEX I

INDEX OF DEFINED TERMS

Page No.

.pdf	2
Acceptable Confidentiality Agreement	102
Acquisition Proposal	102
Activities	64
Affiliate	102
Agreement	1
Anti-Corruption Laws	102
Authorized Share Charter Amendment	1
Backstopped/Rolled LCs	83
Benefit Plan	103
Book-Entry Common Share	103
Business Day	103
Certificate of Merger	2
Cleanup	103
Closing	2
Closing Date	2
Code	1
Confidentiality Agreement	65
Consent Solicitations	83
Continuing Employees	76
Contract	103
Converted PSU	6
Converted RSU	5
Corporate Governance Policy	103
Cubs	1
Cubs Acquisition Agreement	69
Cubs Adverse Recommendation Change	70
Cubs Balance Sheet	15
Cubs Balance Sheet Date	15
Cubs Benefit Plan	103
Cubs Board	1
Cubs Budget	54
Cubs Common Stock	3
Cubs Common Stock Trust	9
Cubs Contract	104
Cubs Credit Agreements	105
Cubs D&M Audit Report	25
Cubs Data	28
Cubs Disclosure Letter	11
Cubs Employees	76
Cubs Intervening Event	105

Annex I - 2

Cubs IT Assets	28
Cubs Material Adverse Effect	89, 105
Cubs Material Contracts	19
Cubs Material Leased Real Property	26
Cubs Material Owned Real Property	26
Cubs Material Real Property	26
Cubs Material Real Property Lease	26
Cubs Note Offers and Consent Solicitations	83
Cubs Notice	70
Cubs Notice of Change	70
Cubs Option	6
Cubs Organizational Documents	12
Cubs Permits	18
Cubs Preferred Stock	13
Cubs PSU	5
Cubs Recommendation	1
Cubs Reserve Report	25
Cubs Revolving Credit Agreement	107
Cubs Risk Policies	16
Cubs RSU	4
Cubs SEC Documents	15
Cubs Service Provider	108
Cubs Stock Certificate	7
Cubs Stock Plans	108
Cubs Stock Price	5
Cubs Stockholder Approval	13
Cubs Stockholders	1
Cubs Stockholders’ Meeting	67
Cubs Subsidiaries	3
Cubs Term Loan Credit Agreement	108
D&M	25
D&O Insurance	78
Data Privacy Requirements	108
Derivative Product	108
DGCL	1
Dodgers	1
Dodgers Acquisition Agreement	71
Dodgers Adverse Recommendation Change	72
Dodgers Balance Sheet	37
Dodgers Balance Sheet Date	37
Dodgers Benefit Plan	108
Dodgers Board	1
Dodgers Budget	59
Dodgers Certificate of Incorporation	1
Dodgers Common Stock	4
Dodgers Contract	109

Annex I - 3

Dodgers Credit Agreements	110
Dodgers D&M Report	47
Dodgers Data	50
Dodgers Disclosure Letter	32
Dodgers DSUs	110
Dodgers Employees	76
Dodgers Excess Shares	9
Dodgers Intervening Event	110
Dodgers IT Assets	50
Dodgers Material Adverse Effect	89, 111
Dodgers Material Contracts	41
Dodgers Material Leased Real Property	48
Dodgers Material Owned Real Property	48
Dodgers Material Real Property	48
Dodgers Material Real Property Lease	48
Dodgers Notice	72
Dodgers Notice of Change	73
Dodgers Organizational Documents	33
Dodgers Permits	39
Dodgers Preferred Stock	34
Dodgers Proposals	34
Dodgers PSUs	113
Dodgers Recommendation	1
Dodgers Reserve Report	47
Dodgers Revolving Credit Agreement	113
Dodgers Risk Policies	38
Dodgers RSAs	113
Dodgers RSUs	113
Dodgers SEC Documents	37
Dodgers Service Provider	113
Dodgers Stock Plans	113
Dodgers Stockholder Approval	34
Dodgers Stockholders	1
Dodgers Stockholders’ Meeting	67
Dodgers Subsidiaries	3
Dodgers Term Loan Credit Agreement	113
DOJ	74
DTC	113
Economic Sanctions/Trade Laws	114
EDGAR	114
Effective Time	2
Encumbrance	114
Enforceability Exceptions	12
Entity	114
Environmental Claim	114
Environmental Law	114

Annex I - 4

ERISA	115
ERISA Affiliates	115
Exchange Act	14
Exchange Agent	7
Exchange Fund	7
Exchange Ratio	4
Excluded Shares	3
executive officers	115
Existing Cubs Notes	115
Existing Debt Refinancing	83
Existing Dodgers Notes	115
Expenses	95
First Extended Termination Date	90
FTC	74
GAAP	115
Governance Period	86
Government Official	31
Governmental Entity	115
Hazardous Materials	115
HSR Act	14
Hydrocarbons	115
Indebtedness	116
Indemnified Parties	78
Intellectual Property	116
IRS	117
IT Assets	117
Joint Proxy Statement	66
Knowledge	117
Labor Agreements	23
Law	117
Legal Proceeding	117
Merger	1
Merger Consideration	4
Merger Sub	1
Mineral Interest	117
Money-Laundering Laws	117
New Plans	76
NYSE	9
OFAC	114
Offers to Exchange	83
Offers to Purchase	83
Oil and Gas Leases	117
Oil and Gas Properties	117
Oil and Gas Property Encumbrance	118
Old Plans	77
Option Cash Payment	6

Annex I - 5

Order	118
Payoff Letter	82
Permit	118
Permitted Encumbrance	118
Person	121
Pre-Closing Period	54
Proceeding	97
Production Burdens	121
Registration Statement	36
Release	122
Reorganization Treatment	82
Representatives	64
Sanctions Target	122
SEC	15
SEC Opinion	82
Second Extended Termination Date	90
Securities Act	15
Security Breach	28
Software	117
SOX	15
Stock Issuance	1
Sub Preferred Stock	13
Subsequent Listing Application	81
Subsidiary	122
Superior Proposal	122
Surviving Corporation	2
Takeover Laws	123
Tax Return	123
Taxes	123
Taxing Authority	123
Termination Date	90
Termination Fee	95
Treasury Regulations	123
Unit	123
Vested Cubs PSU	5
Vested Cubs RSU	5
WARN Act	24
Wells	123
Willful and Material Breach	123
Willfully and Materially Breach	123

Annex I - 6